Exhibit 99.2
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the year ended October 31, 2022, compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2022. This MD&A is dated November 30, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period.

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at
http://www.td.com
, on SEDAR at
http://www.sedar.com
, and on the U.S. Securities and Exchange Commission’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 1

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except where noted)	2022	2021
Results of operations
Total revenue – reported	$49,032	$42,693
Total revenue – adjusted 1	46,170	42,693
Provision for (recovery of) credit losses	1,067	(224)
Insurance claims and related expenses	2,900	2,707
Non-interest expenses – reported	24,641	23,076
Non-interest expenses – adjusted 1	24,359	22,909
Net income – reported	17,429	14,298

Net income – adjusted 1	15,425	14,649
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$831.0	$722.6
Total assets	1,917.5	1,728.7
Total deposits	1,230.0	1,125.1
Total equity	111.4	99.8

Total risk-weighted assets 2	517.0	460.3
Financial ratios
Return on common equity (ROE) – reported 3	18.0%	15.5%
Return on common equity – adjusted 1	15.9	15.9
Return on tangible common equity (ROTCE) 1	24.3	21.2
Return on tangible common equity – adjusted 1	21.2	21.4
Efficiency ratio – reported 3	50.3	54.1
Efficiency ratio – adjusted 1,3	52.8	53.7

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.14	(0.03)
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$9.48	$7.73
Diluted	9.47	7.72
Dividends per share	3.56	3.16
Book value per share 3	55.00	51.66
Closing share price 4	87.19	89.84
Shares outstanding (millions)
Average basic	1,810.5	1,817.7
Average diluted	1,813.6	1,820.2
End of period	1,820.7	1,822.0
Market capitalization (billions of Canadian dollars)	$158.7	$163.7
Dividend yield 3	3.8%	3.9%
Dividend payout ratio 3	37.5	40.9
Price-earnings ratio 3	9.2	11.6

Total shareholder return (1 year) 3	0.9	58.9
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$8.38	$7.92
Diluted	8.36	7.91
Dividend payout ratio	42.5%	39.9%

Price-earnings ratio	10.4	11.3
Capital ratios 2
Common Equity Tier 1 Capital ratio	16.2%	15.2%
Tier 1 Capital ratio	18.3	16.5
Total Capital ratio	20.7	19.1
Leverage ratio	4.9	4.8
Total Loss Absorbing Capacity (TLAC) ratio	35.2	28.3

TLAC Leverage ratio	9.4	8.2

1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “Financial Results Overview” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 2

SIGNIFICANT EVENTS AND PENDING ACQUISITIONS
Acquisition of Cowen Inc.
On August 2, 2022, the Bank and Cowen Inc. (“Cowen”) announced a definitive agreement for TD to acquire Cowen in an all-cash
transaction valued at US$1.3 billion, or US$39.00 for each share of Cowen common stock. The Bank is currently planning to close the transaction in the first calendar quarter of 2023, subject to customary closing conditions, including approvals from certain U.S., Canadian, and foreign regulatory authorities. Regulatory approvals are not within the Bank’s control. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the Wholesale Banking segment. Based on the estimated financial performance and balance sheets of the Bank and Cowen, including transaction-related impacts, the Bank expects that its Common Equity Tier 1 (CET1) Capital ratio will be comfortably above 11% upon the closing of the Cowen acquisition, pro forma for the closing of the Bank’s acquisition of First Horizon Corporation (“First Horizon”).
Sale of Schwab Common Shares
On August 1, 2022, in order to provide the capital required for the acquisition of Cowen, the Bank sold 28.4 million non-voting
common shares of The Charles Schwab Corporation (“Schwab”) at a price of US$66.53 per share for proceeds of $2.5 billion (US$1.9 billion). Approximately 15 million shares were sold to Schwab pursuant to a repurchase agreement at a price equal to the price obtained in the sale of 13.4 million shares sold to a broker dealer pursuant to Rule 144 of the
Securities Act of 1933
. All shares sold automatically converted into shares of Schwab voting common stock and the shares acquired by Schwab are no longer outstanding. The sales reduced the Bank’s ownership interest in Schwab from approximately 13.4% to 12.0%. The Bank recognized $997 million as other income (net of $368 million loss from accumulated other comprehensive income (AOCI) reclassified to earnings), in the fourth quarter of fiscal 2022.
Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon announced a definitive agreement for the Bank to acquire First Horizon in an all-cash
transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting
First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The Bank is currently planning to close the transaction in the first half of fiscal 2023, subject to customary closing conditions, including approvals from U.S. and Canadian regulatory authorities. Regulatory approvals are not within the Bank’s control. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.
During the year, the Bank implemented a strategy to mitigate interest rate volatility to capital on closing of the acquisition.
The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated
certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
After the
de-designation,
mark-to-market
gains (losses) on these swaps are recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the year ended October 31, 2022, the Bank reported $1,487 million in non-interest
income related to the
mark-to-market
on the swaps, and $154 million in net interest income related to the basis adjustment amortization. In addition, for the year ended October 31, 2022, the Bank reported $121 million in non-interest income related to the net interest earned on the swaps since the de-designation of the hedge accounting relationships.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 3

FINANCIAL RESULTS OVERVIEW
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.9 trillion in assets on October 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
ECONOMIC SUMMARY AND OUTLOOK
The outlook for the global economy for the next two years was downgraded relative to the prior quarter. In Europe, an energy crisis continues to impact household finances and weigh on industrial output. China is reckoning with the fallout of its real estate slowdown and strict
COVID-19
controls. In North America,
COVID-19
is causing fewer supply chain disruptions, but the legacy of high domestic inflation and tight labour markets has led to central banks raising policy rates at the fastest pace in roughly four decades. This has significantly weakened the economic growth prospects over the next twelve to twenty-four months.
The U.S. economy expanded by 2.6% annualized in the third calendar quarter of 2022, after having contracted in the first half of the year. However, this was largely due to a surge in exports relative to imports. In contrast, domestic demand grew by a soft 0.5%. Consumer spending growth decelerated to 1.4% relative to the prior calendar quarter of 2.0%, as inflation continued to weigh on the purchasing power of households, which are also normalizing spending away from goods after a surge during the pandemic. The ongoing downturn in housing also weighed on the economy in the third calendar quarter, subtracting 1.4 percentage points from growth.
As the lagged effect of interest rate increases is expected to continue to feed through the economy in 2023, it should lead to some cooling in the job market, where the unemployment rate was 3.7% in October, near a cyclical low. Consumer Price Index (CPI) inflation has shown modest signs of cooling, but at 7.7% year-over-year in October, it is still close to
40-year
highs. Slower global growth and a high U.S. dollar are expected to help goods inflation ease, while services inflation is likely to prove more persistent.
The Federal Reserve continued its aggressive pace of rate increases, with a fourth 75 basis points (bps) hike in early November. TD Economics expects further interest rate hikes will take the Federal Funds rate to a range of
4.50-5.00%
in calendar 2023. This historically large increase in interest rates raises the risk that the economy will slow more quickly and trigger an outright recession. Financial markets have reflected this risk with the yield curve inverting.
The Canadian economy has begun to slow after growing at a very healthy pace in the first half of the year. The interest-rate sensitive housing market was the first area of the economy to respond to the Bank of Canada’s rapid increase in the policy rate. As of October, home sales were down 40% from the peak in February of this year. Housing demand is expected to cool further as higher interest rates continue to weigh on affordability. Canadian inflation has begun to decelerate but remained high at 6.9% year-over-year in October. The labour market has also remained quite strong through October, although TD Economics expects job market conditions to ease in the coming quarters, in line with weaker demand in the broader economy.
The Bank of Canada raised its overnight interest rate by 50 bps in October, to 3.75%. TD Economics expects further increases in the overnight rate to a range of
4.25-4.50%
in calendar 2023. With interest rates expected to increase to a lesser degree in Canada than in the United States, the Canadian dollar may reach a low of 70 U.S. cents in the first half of calendar 2023.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. For further details, refer to Note 12 of the 2022 Consolidated Financial Statements. The Bank’s share of Schwab’s earnings is reported with a one-month
lag, and the Bank started recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4

On November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. Refer to the “Related Party Transactions” section of this document for further details.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	2022	2021
Net interest income	$27,353	$24,131

Non-interest income	21,679	18,562
Total revenue	49,032	42,693
Provision for credit losses	1,067	(224)
Insurance claims and related expenses	2,900	2,707

Non-interest expenses	24,641	23,076
Income before income taxes and share of net income from investment in Schwab	20,424	17,134
Provision for (recovery of) income taxes	3,986	3,621

Share of net income from investment in Schwab	991	785
Net income – reported	17,429	14,298

Preferred dividends and distributions on other equity instruments	259	249
Net income available to common shareholders	$17,170	$14,049
The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	2022	2021
Operating results – adjusted
Net interest income 6	$27,307	$24,131

Non-interest income 1,6	18,863	18,562
Total revenue	46,170	42,693
Provision for (recovery of) credit losses	1,067	(224)
Insurance claims and related expenses	2,900	2,707

Non-interest expenses 2	24,359	22,909
Income before income taxes and share of net income from investment in Schwab	17,844	17,301
Provision for (recovery of) income taxes	3,595	3,658

Share of net income from investment in Schwab 3	1,176	1,006
Net income – adjusted	15,425	14,649

Preferred dividends and distributions on other equity instruments	259	249

Net income available to common shareholders – adjusted	15,166	14,400
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(242)	(285)
Acquisition and integration charges related to the Schwab transaction 5	(111)	(103)
Acquisition and integration-related charges for pending acquisitions 2	(114)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition 6	1,641	–
Gain on sale of Schwab shares 1	997	–
Litigation settlement recovery 1	224	–
Less: Impact of income taxes
Amortization of acquired intangibles	(26)	(32)
Acquisition and integration charges related to the Schwab transaction 5	(16)	(5)
Acquisition and integration-related charges for pending acquisitions	(27)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	405	–
Gain on sale of Schwab shares	–	–

Litigation settlement recovery	55	–

Total adjustments for items of note	2,004	(351)
Net income available to common shareholders – reported	$17,170	$14,049

1	Adjusted non-interest income excludes the following item of note:
i.
The Bank reached a settlement in
TD Bank, N.A. v. Lloyd’s Underwriter et al.,
in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein – 2022: $224 million. This amount is reported in the U.S. Retail segment; and

ii.	The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale – 2022: $997 million. This amount is reported in the Corporate segment.

2	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – 2022: $106 million, 2021: $148 million. These amounts are reported in the Corporate segment;
ii.	The Bank’s own integration and acquisition costs related to the Schwab transaction – 2022: $62 million, 2021: $19 million. These amounts are reported in the Corporate segment; and
iii.
Acquisition and integration-related charges for pending acquisitions – 2022: $114 million. These charges are primarily related to professional services and other incremental operating expenses for various acquisitions, and are reported in the U.S. Retail and Wholesale Banking segments.

3	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – 2022: $136 million, 2021: $137 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – 2022: $49 million, 2021: $84 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

6
Mitigation of interest rate volatility to closing capital on First Horizon acquisition includes the following components, reported in the Corporate Segment:
i) mark-to-market
gains (losses) on interest rate swaps recorded in
non-interest
income – 2022: $1,487 million, ii) basis adjustment amortization related to de-designated
fair value hedge accounting relationships, recorded in net interest income – 2022: $154 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest
income to net interest income with no impact to total adjusted net income – 2022: $108 million. Refer to the “Significant Events and Pending Acquisitions” section for further details.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 5

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)	2022	2021
Basic earnings per share – reported	$9.48	$7.73

Adjustments for items of note	(1.11)	0.19
Basic earnings per share – adjusted	$8.38	$7.92

Diluted earnings per share – reported	$9.47	$7.72

Adjustments for items of note	(1.10)	0.19
Diluted earnings per share – adjusted	$8.36	$7.91

1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
1,2

(millions of Canadian dollars)	2022	2021
TD Bank, National Association (TD Bank, N.A.)	$12	$27
Schwab	136	137
MBNA Canada	5	27
Aeroplan	8	23

Other	55	39
	216	253

Software and asset servicing rights	385	436
Amortization of intangibles, net of income taxes	$601	$689

1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note.
2	Included in Share of net income from investment in Schwab.
RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
ratio, and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income available to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% of risk weighted assets effective the first quarter of 2022 compared with 9% in fiscal 2021.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	2022	2021

Average common equity	$95,326	$90,677
Net income available to common shareholders – reported	17,170	14,049

Items of note, net of income taxes	(2,004)	351
Net income available to common shareholders – adjusted	$15,166	$14,400
Return on common equity – reported	18.0%	15.5%

Return on common equity – adjusted	15.9	15.9
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	2022	2021

Average common equity	$95,326	$90,677
Average goodwill	16,803	16,404
Average imputed goodwill and intangibles on investments in Schwab	6,515	6,667
Average other acquired intangibles 1	492	439

Average related deferred tax liabilities	(172)	(171)

Average tangible common equity	71,688	67,338
Net income available to common shareholders – reported	17,170	14,049

Amortization of acquired intangibles, net of income taxes	216	253
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	17,386	14,302

Other items of note, net of income taxes	(2,220)	98
Net income available to common shareholders – adjusted	$15,166	$14,400
Return on tangible common equity	24.3%	21.2%

Return on tangible common equity – adjusted	21.2	21.4

1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	2022 vs. 2021 Increase (Decrease)	2021 vs. 2020 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$312	$(752)
Total revenue – adjusted 1	311	(752)
Non-interest expenses – reported	171	(443)

Non-interest expenses – adjusted 1	166	(443)
Net income – reported, after-tax	111	(300)
Net income – adjusted, after-tax 1	114	(300)

Share of net income from investment in Schwab and TD Ameritrade 2	15	(57)
U.S. Retail segment net income – reported, after-tax	126	(357)

U.S. Retail segment net income – adjusted, after-tax 1	129	(357)
Earnings per share (Canadian dollars)
Basic – reported	$0.07	$(0.20)
Basic – adjusted 1	0.07	(0.20)
Diluted – reported	0.07	(0.20)

Diluted – adjusted 1	0.07	(0.20)

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	Share of net income from investment in Schwab and TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	2022	2021

U.S. dollar	0.777	0.795

FINANCIAL RESULTS OVERVIEW
Net Income
Reported net income for the year was $17,429 million, an increase of $3,131 million, or 22%, compared with last year. The increase reflects higher revenues, a net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition, and gain on sale of Schwab shares, partially offset by higher non-interest expenses, and higher PCL. On an adjusted basis, net income for the year was $15,425 million, an increase of $776 million, or 5%, compared with last year. The reported ROE for the year was 18.0%, compared with 15.5% last year. The adjusted ROE for the year was 15.9%, compared with 15.9% last year.
By segment, the increase in reported net income reflects an increase in the Corporate segment of $2,269 million, an increase in Canadian Personal and Commercial Banking of $673 million, and an increase in U.S. Retail of $635 million, partially offset by a decrease in Wholesale Banking of $245 million and a decrease in Wealth Management and Insurance of $201 million.
Reported diluted EPS for the year was $9.47, an increase of 23%, compared with $7.72 last year. Adjusted diluted EPS for the year was $8.36, a 6% increase, compared with $7.91 last year.

1	Amounts exclude Corporate segment.
2	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7

FINANCIAL RESULTS OVERVIEW
Revenue

Reported revenue was $49,032 million, an increase of $6,339 million, or 15%, compared with last year. Adjusted revenue was $46,170 million, an increase of $3,477 million, or 8%, compared with last year.

NET INTEREST INCOME
Reported net interest income for the year was $27,353 million, an increase of $3,222 million, or 13%, compared with last year. The increase reflects volume and margin growth in the personal and commercial banking businesses, the impact of foreign exchange translation, and higher net interest income in Wholesale Banking, partially offset by lower income from Paycheck Protection Program (PPP) loan forgiveness. Adjusted net interest income was $27,307 million, an increase of $3,176 million, or 13%.
By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $1,530 million, an increase in Canadian Personal and Commercial Banking of $1,201 million, an increase in Wholesale Banking of $307 million, an increase in Wealth Management and Insurance of $183 million, and an increase in the Corporate segment of $1 million.

NET INTEREST MARGIN
Net interest margin is calculated by dividing net interest income by average interest-earning assets. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Net interest margin increased by 13 bps during the year to 1.69%, compared with 1.56% last year, primarily reflecting higher deposit margins given the rising rate environment. Average interest earning assets used in the calculation is a non-GAAP
financial measure and net interest margin is a
non-GAAP
ratio. They are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

NON-INTEREST
INCOME
Reported
non-interest
income for the year was $21,679 million, an increase of $3,117 million, or 17%, compared with last year, primarily reflecting the net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition, and gain on sale of Schwab shares. Adjusted non-interest
income was $18,863 million, an increase of $301 million, or 2%, reflecting higher fee-based
revenue in the banking and wealth businesses, and higher insurance revenues reflecting prior year premium rebates for customers, and volumes. These were partially offset by lower transaction fees in the wealth business, a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, markdowns in certain loan underwriting commitments from widening credit spreads in Wholesale Banking, and lower underwriting revenue.
By segment, the increase in reported
non-interest
income reflects an increase in the Corporate segment of $2,600 million, an increase in Canadian Personal and Commercial Banking of $468 million, an increase in U.S. Retail of $137 million, and an increase in Wealth Management and Insurance of $88 million, partially offset by a decrease in Wholesale Banking of $176 million.

TABLE
9:  NON-INTEREST
INCOME

(millions of Canadian dollars, except as noted)	2022 vs. 2021
	2022	2021	% change
Investment and securities services
Broker dealer fees and commissions	$917	$1,095	(16)
Full-service brokerage and other securities services	1,581	1,453	9
Underwriting and advisory	558	816	(32)
Investment management fees	651	649	–
Mutual fund management	2,057	2,052	–

Trust fees	105	114	(8)

Total investment and securities services	5,869	6,179	(5)
Credit fees	1,615	1,453	11
Trading income (losses)	(257)	313	(182)
Service charges	2,871	2,655	8
Card services	2,890	2,435	19
Insurance revenue	5,380	4,877	10

Other income (loss)	3,311	650	409
Total	$21,679	$18,562	17

3	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8

TRADING-RELATED REVENUE
Trading-related revenue is the total of trading income (loss), net interest income on trading positions, and income (loss) from financial instruments designated at fair value through profit or loss (FVTPL) that are managed within a trading portfolio. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Net interest income on trading positions arises from interest and dividends related to trading assets and liabilities and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading-related revenue excludes underwriting fees and commissions on securities transactions. Trading-related revenue is a non-GAAP
financial measure, which is not a defined term under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Management believes that the trading-related revenue is an appropriate measure of trading performance.
Trading-related revenue by product line depicts trading income for each major trading category.

TABLE 10:  TRADING-RELATED REVENUE

(millions of Canadian dollars)	For the years ended October 31
	2022	2021
Trading income (loss)	$(257)	$313
Net interest income (loss) 1	1,963	1,892

Other 2	690	(48)
Total	$2,396	$2,157

Trading-related TEB adjustment	117	122
Total trading-related revenue (TEB)	$2,513	$2,279
By product
Interest rate and credit	$782	$914
Foreign exchange	1,009	751

Equity and other	722	614
Total trading-related revenue (TEB)	$2,513	$2,279

1	Excludes taxable equivalent basis (TEB).
2
Includes income from securities designated at FVTPL that are managed within a trading portfolio of $518 million (2021 - $18 million) reported in Other Income (Loss) on the 2022 Consolidated Financial Statements and other adjustments.

FINANCIAL RESULTS OVERVIEW
Provision for Credit Losses

PCL was $1,067 million, compared with a recovery of $224 million in the prior year. PCL – impaired was $1,437 million, an increase of $128 million, reflecting some normalization of credit performance. PCL – performing was a recovery of $370 million, compared with a recovery of $1,533 million last year. The current year performing release reflects improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.14%.
By segment, PCL was higher in U.S. Retail by $585 million, in the Corporate segment by $317 million, in Canadian Personal and Commercial Banking by $235 million, and in Wholesale Banking by $155 million, and lower in Wealth Management and Insurance by $1 million.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 9

FINANCIAL RESULTS OVERVIEW
Expenses

NON-INTEREST
EXPENSES
Reported
non-interest
expenses for the year were $24,641 million, an increase of $1,565 million, or 7%, compared with last year, reflecting higher employee-related expenses, higher spend supporting business growth, and the impact of foreign exchange translation, partially offset by prior year store optimization costs. On an adjusted basis, non-interest
expenses were $24,359 million, an increase of $1,450 million, or 6%.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Personal and Commercial Banking of $528 million, an increase in U.S. Retail of $503 million, an increase in Wealth Management and Insurance of $356 million, and an increase in Wholesale Banking of $324 million, partially offset by a decrease in the Corporate segment of $146 million.

INSURANCE CLAIMS AND RELATED EXPENSES
Insurance claims and related expenses were $2,900 million, an increase of $193 million, or 7%, compared with last year, reflecting increased driving activity, inflationary costs and more severe weather-related events, partially offset by the impact of a higher discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest
income and favourable prior years’ claims development.
EFFICIENCY RATIO
The efficiency ratio measures operating efficiency and is calculated by dividing non-interest
expenses by total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest expenses and total revenue.
The reported efficiency ratio was 50.3%, compared with 54.1% last year. The adjusted efficiency ratio was 52.8%, compared with 53.7% last year.

TABLE
11:  NON-INTEREST
EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars, except as noted)			2022 vs. 2021
	2022	2021	% change
Salaries and employee benefits
Salaries	$8,093	$7,250	12
Incentive compensation	3,303	3,074	7

Pension and other employee benefits	1,998	2,054	(3)

Total salaries and employee benefits	13,394	12,378	8
Occupancy
Depreciation and impairment losses	925	1,121	(17)

Rent and maintenance	735	761	(3)

Total occupancy	1,660	1,882	(12)
Technology and Equipment
Equipment, data processing and licenses	1,660	1,455	14

Depreciation and impairment losses	242	239	1

Total technology and equipment	1,902	1,694	12
Amortization of other intangibles	599	706	(15)
Communication and marketing	1,355	1,203	13
Brokerage-related and sub-advisory fees	408	427	(4)
Professional, advisory and outside services	2,190	1,620	35

Other expenses	3,133	3,166	(1)
Total expenses	$24,641	$23,076	7
Efficiency ratio – reported	50.3%	54.1%	(380)	bps

Efficiency ratio – adjusted 1	52.8	53.7	(90)
1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

4	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 10

FINANCIAL RESULTS OVERVIEW
Taxes
Reported total income and other taxes increased by $534 million, or 10.2%, compared with last year, reflecting an increase in income tax expense of $365 million, or 10.1%, and an increase in other taxes of $169 million, or 10.4%. Adjusted total income and other taxes increased by $106 million from last year, or 2.0%, reflecting an increase in other taxes of $169 million, or 10.4%, partially offset by a decrease in income tax expense of $63 million, or 1.7%.
The Bank’s reported effective income tax rate was 19.5% for 2022, compared with 21.1% last year. The year-over-year decrease primarily reflects the favourable tax impact of earnings mix, the sale of Schwab shares, and the recognition of unused tax losses, partially offset by the impact of higher pre-tax
income. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2022 Consolidated Financial Statements.
The Bank reported its investments in Schwab using the equity method of accounting. Schwab’s tax expense (2022: $319 million; 2021: $280 million) was not part of the Bank’s effective tax rate.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the applicable income tax rate of the relevant legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate for 2022 was 20.1%, compared with 21.1% last year. The year-over-year decrease primarily reflects the favourable tax impact of earnings mix and the recognition of unused tax losses. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 12:  INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2022	2021
Provision for income taxes – reported	$3,986	$3,621

Total adjustments for items of note	(391)	37

Provision for income taxes – adjusted	3,595	3,658
Other taxes
Payroll	722	635
Capital and premium	214	201
GST, HST, and provincial sales 1	625	535

Municipal and business	232	253

Total other taxes	1,793	1,624

Total taxes – adjusted	$5,388	$5,282
Effective income tax rate – reported	19.5%	21.1%
Effective income tax rate – adjusted	20.1	21.1

1	Goods and services tax (GST) and Harmonized sales tax (HST).
Proposed Tax Measures in the Canadian Federal Budget
The Canadian Federal budget presented on April 7, 2022, proposed to introduce a one-time tax on bank and life insurer groups, referred to as the Canada Recovery Dividend (CRD), and an additional permanent tax. On November 22, 2022, the legislation to implement the CRD and the additional permanent tax completed second reading in the House of Commons.
The legislation proposes the CRD to be a 15% tax on an average of 2020 and 2021 taxable income above $1 billion, paid in equal instalments over five years. If enacted as proposed, the legislation is expected to result in a CRD of approximately $800 million over the period.
The additional permanent tax is proposed to be 1.5% of taxable income above $100 million. It would be prorated for the first taxation year that ends after April 7, 2022, and will result in revaluation adjustments to the deferred tax assets and liabilities.
It is possible that the impact of the legislation may differ from the Bank’s current estimate due to, among other things, changes in elective deductions available to the Bank at the time the tax returns are filed as well as adjustments to our filing positions arising on audit.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 11

FINANCIAL RESULTS OVERVIEW
Quarterly Financial Information
FOURTH QUARTER 2022 PERFORMANCE SUMMARY
Reported net income for the quarter was $6,671 million, an increase of $2,890 million, or 76%, compared with the fourth quarter last year primarily reflecting the net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition and gain on sale of Schwab shares. On an adjusted basis, net income for the quarter was $4,065 million, an increase of $199 million, or 5%, compared with the fourth quarter last year, reflecting higher revenues and favourable tax impact of earnings mix and the recognition of unused tax losses, partially offset by higher PCL, non-interest
expenses and insurance claims. Reported diluted EPS for the quarter was $3.62, an increase of 77%, compared with $2.04 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $2.18, an increase of 4%, compared with $2.09 in the fourth quarter of last year.
Reported revenue for the quarter was $15,563 million, an increase of $4,622 million, or 42%, compared with the fourth quarter last year. Adjusted revenue for the quarter was $12,247 million, an increase of $1,306 million, or 12%, compared with the fourth quarter last year.
Reported net interest income for the quarter was $7,630 million, an increase of $1,368 million, or 22%, primarily reflecting margin and volume growth in the personal and commercial banking businesses, and the impact of foreign exchange translation, partially offset by lower income from PPP loan forgiveness. By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $854 million, an increase in Canadian Personal and Commercial Banking of $525 million, and an increase in Wealth Management and Insurance of $73 million, partially offset by a decrease in the Corporate segment of $78 million and a decrease in Wholesale Banking of $6 million. Adjusted net interest income for the quarter was $7,627 million, an increase of $1,365 million, or 22%, compared with the fourth quarter last year.
Reported
non-interest
income for the quarter was $7,933 million, an increase of $3,254 million, or 70%, compared with the fourth quarter last year, primarily reflecting the net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition and gain on sale of Schwab shares. Adjusted non-interest
income was $4,620 million, a decrease of $59 million, or 1%, reflecting lower fee-based
and transaction revenue in the wealth business, and markdowns in certain loan underwriting commitments from widening credit spreads in Wholesale Banking, partially offset by higher wholesale trading revenues. By segment, the increase in reported non-interest
income reflects an increase in the Corporate segment of $3,311 million, an increase in Canadian Personal and Commercial Banking of $75 million, and an increase in Wholesale Banking of $15 million, partially offset by a decrease in Wealth Management and Insurance of $108 million and a decrease in U.S. Retail of $39 million.
PCL for the quarter was $617 million, compared with a recovery of $123 million in the fourth quarter last year. PCL – impaired was $454 million, an increase of $234 million, reflecting some normalization of credit performance. PCL – performing was $163 million, compared with a recovery of $343 million in the fourth quarter last year. The performing build this quarter reflects some normalization of credit performance, deterioration in the economic outlook, and volume growth. Total PCL for the quarter as an annualized percentage of credit volume was 0.29%.
By segment, PCL was higher by $301 million in U.S. Retail, by $176 million in Canadian Personal and Commercial Banking, by $160 million in the Corporate segment and by $103 million in Wholesale Banking.
Insurance claims and related expenses were $723 million, an increase of $73 million, or 11%, compared with the fourth quarter last year, reflecting increased driving activity, inflationary costs and more severe weather-related events, partially offset by favourable prior years’ claims development and the impact of a higher discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest
income.
Reported
non-interest
expenses for the quarter were $6,545 million, an increase of $598 million, or 10%, compared with the fourth quarter last year reflecting higher employee-related expenses, the impact of foreign exchange translation, and higher spend supporting business growth, partially offset by corporate real estate optimization costs in the prior year. By segment, the increase in reported non-interest
expenses reflects an increase in U.S. Retail of $359 million, an increase in Canadian Personal and Commercial Banking of $201 million, an increase in Wholesale Banking of $144 million, and an increase in Wealth Management and Insurance of $16 million, partially offset by a decrease in the Corporate segment of $122 million. Adjusted non-interest
expenses for the quarter were $6,430 million, an increase of $532 million, or 9%, compared with the fourth quarter last year.
The Bank’s reported effective tax rate was 16.9% for the quarter, compared with 20.4% in the same quarter last year. The year-over-year decrease primarily reflects the favourable tax impact of earnings mix, the sale of Schwab shares, and the recognition of unused tax losses, partially offset by the impact of lower favourable tax adjustments and higher pre-tax
income.
The Bank’s adjusted effective tax rate was 16.7% for the quarter, compared with 20.4% in the same quarter last year. The year-over-year decrease primarily reflects the favourable tax impact of earnings mix and the recognition of unused tax losses, partially offset by the impact of lower favourable tax adjustments.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 12

QUARTERLY TREND ANALYSIS
The
COVID-19
pandemic continued to have an impact on TD’s financial performance in 2022. As the year progressed, the Bank’s personal and commercial banking businesses benefited from higher deposit margins reflecting a rising rate environment, volume growth and a rebound in customer activity, while the Bank’s market-related businesses experienced a slowdown relative to elevated activity in the prior year. Credit conditions remained stable in the first half of the year before experiencing some normalization in the second half of the year, reflecting a deterioration in the macroeconomic outlook which resulted in higher PCLs. Expenses were higher, reflecting employee-related expenses including variable compensation and investments in support of business growth. The Bank’s quarterly earnings were impacted by, among other things, seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TABLE 13:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)	For the three months ended
	2022				2021
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$7,630	$7,044	$6,377	$6,302	$6,262	$6,004	$5,835	$6,030

Non-interest income	7,933	3,881	4,886	4,979	4,679	4,708	4,393	4,782
Total revenue	15,563	10,925	11,263	11,281	10,941	10,712	10,228	10,812
Provision for (recovery of) credit losses	617	351	27	72	(123)	(37)	(377)	313
Insurance claims and related expenses	723	829	592	756	650	836	441	780
Non-interest expenses	6,545	6,096	6,033	5,967	5,947	5,616	5,729	5,784
Provision for (recovery of) income taxes	1,297	703	1,002	984	910	922	962	827

Share of net income from investment in Schwab	290	268	202	231	224	170	222	169

Net income – reported	6,671	3,214	3,811	3,733	3,781	3,545	3,695	3,277
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	57	58	60	67	74	68	69	74
Acquisition and integration charges related to the Schwab transaction	18	23	20	50	22	24	19	38
Acquisition and integration-related charges for pending acquisitions	85	29	–	–	–	–	–	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	(2,319)	678	–	–	–	–	–	–
Gain on sale of Schwab shares	(997)	–	–	–	–	–	–	–

Litigation settlement recovery	–	–	(224)	–	–	–	–	–

Total pre-tax adjustments for items of note	(3,156)	788	(144)	117	96	92	88	112

Less: Impact of income taxes 1	(550)	189	(47)	17	11	9	8	9
Net income – adjusted	4,065	3,813	3,714	3,833	3,866	3,628	3,775	3,380

Preferred dividends and distributions on other equity instruments	107	43	66	43	63	56	65	65
Net income available to common shareholders – adjusted	$3,958	$3,770	$3,648	$3,790	$3,803	$3,572	$3,710	$3,315

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$3.62	$1.76	$2.08	$2.03	$2.04	$1.92	$2.00	$1.77
Adjusted	2.18	2.09	2.02	2.08	2.09	1.96	2.04	1.83
Diluted earnings per share
Reported	3.62	1.75	2.07	2.02	2.04	1.92	1.99	1.77
Adjusted	2.18	2.09	2.02	2.08	2.09	1.96	2.04	1.83
Return on common equity – reported	26.5%	13.5%	16.4%	15.3%	15.7%	15.3%	16.7%	14.3%

Return on common equity – adjusted	16.0	16.1	15.9	15.7	16.1	15.6	17.1	14.7

(billions of Canadian dollars, except as noted)
Average total assets	$1,893	$1,811	$1,778	$1,769	$1,750	$1,699	$1,726	$1,746
Average interest-earning assets 2	1,677	1,609	1,595	1,593	1,574	1,527	1,536	1,563
Net interest margin – reported 2	1.81%	1.74%	1.64%	1.57%	1.58%	1.56%	1.56%	1.53%
Net interest margin – adjusted 2	1.80	1.73	1.64	1.57	1.58	1.56	1.56	1.53

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2
Average interest-earning assets is a
non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 13

BUSINESS SEGMENT ANALYSIS
Business Focus
For management reporting purposes, commencing with the fourth quarter of 2022, the Bank’s operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The comparative period information has been adjusted to reflect the new segment alignment.
Canadian Personal and Commercial Banking
serves approximately 15 million customers in Canadian personal and business banking. Personal Banking provides a comprehensive suite of deposit, payment and lending products and advice through a network of 1,060 branches, 3,401 automated teller machines (ATM), mobile specialized salesforce, and telephone, mobile and internet banking services. Business Banking offers a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day
banking needs. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases. Merchant Solutions provides point-of-sale
payment solutions for large and small businesses.
U.S. Retail
includes the Bank’s personal, business banking and wealth management operations in the U.S., as well as the Bank’s investment in Schwab. Operating under the TD Bank, America’s Most Convenient Bank
®
brand, the U.S. Retail Bank serves 9.9 million customers in stores from Maine to Florida, and via auto dealerships and credit card partner business locations nationwide. Personal Banking provides a full range of financial products and services to customers mainly from Maine to Florida through a network of 1,160 stores, 2,693 ATMs, telephone, and mobile and internet banking services. Business Banking offers a diversified range of products and services to help businesses meet their financing, investment, cash management, international trade, and day-to-day
banking needs. Wealth management provides wealth products and services to retail and institutional clients. The contribution from the Bank’s investment in Schwab is reported as equity in net income of an investment in Schwab with a one-month
lag.
Wealth Management and Insurance
serves approximately 6 million customers across the wealth and insurance businesses in Canada.
Wealth Management
offers wealth and asset management products and advice to retail and institutional clients in Canada through the direct investing, advice-based, and asset management businesses. Insurance offers property and casualty insurance through direct response channels and to members of affinity groups, as well as life and health insurance products to customers across Canada.
Wholesale Banking
serves over 12,000 corporate, government, and institutional clients in key financial markets around the world. Operating under the TD Securities brand, Wholesale Banking offers capital markets and corporate and investment banking services to external clients and provides market access and wholesale banking solutions for the Bank’s wealth and retail operations and their customers. Wholesale Banking’s expertise is global, supported by a presence across North America, Europe, and Asia-Pacific.
The Bank’s other business activities are grouped in the Corporate segment and consist of service and control groups, including technology solutions, shared services, treasury and balance sheet management, marketing, human resources, finance, risk management, compliance, legal, and anti-money laundering, among others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to Note 29 of the 2022 Consolidated Financial Statements.
Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable
or
tax-exempt
income, including dividends, is adjusted to its equivalent
before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $149 million (October 31, 2021 – $152 million).
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.
The “Key Priorities for 2023” section for each business segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, refer to the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 14

TABLE 14:  RESULTS BY SEGMENT
1

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking 2		Corporate 2		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income (loss)	$12,396	$11,195	$9,604	$8,074	$945	$762	$2,937	$2,630	$1,471	$1,470	$27,353	$24,131
Non-interest income (loss)	4,190	3,722	2,821	2,684	9,915	9,827	1,894	2,070	2,859	259	21,679	18,562

Total revenue	16,586	14,917	12,425	10,758	10,860	10,589	4,831	4,700	4,330	1,729	49,032	42,693
Provision for (recovery of) credit losses – impaired	639	650	522	438	–	2	19	8	257	211	1,437	1,309
Provision for (recovery of) credit losses – performing	(148)	(394)	(187)	(688)	1	–	18	(126)	(54)	(325)	(370)	(1,533)
Total provision for (recovery of) credit losses	491	256	335	(250)	1	2	37	(118)	203	(114)	1,067	(224)
Insurance claims and related expenses	–	–	–	–	2,900	2,707	–	–	–	–	2,900	2,707
Non-interest expenses	7,176	6,648	6,920	6,417	4,711	4,355	3,033	2,709	2,801	2,947	24,641	23,076
Income (loss) before income taxes	8,919	8,013	5,170	4,591	3,248	3,525	1,761	2,109	1,326	(1,104)	20,424	17,134
Provision for (recovery of) income taxes	2,361	2,128	625	504	853	929	436	539	(289)	(479)	3,986	3,621
Share of net income from investment in Schwab	–	–	1,075	898	–	–	–	–	(84)	(113)	991	785
Net income (loss) – reported	6,558	5,885	5,620	4,985	2,395	2,596	1,325	1,570	1,531	(738)	17,429	14,298
Pre-tax adjustments for items of note
Amortization of acquired intangibles	–	–	–	–	–	–	–	–	242	285	242	285
Acquisition and integration charges related to the Schwab transaction	–	–	–	–	–	–	–	–	111	103	111	103
Acquisition and integration-related charges for the pending acquisitions	–	–	96	–	–	–	18	–	–	–	114	–
Mitigation of interest rate volatility to closing capital on on First Horizon acquisition	–	–	–	–	–	–	–	–	(1,641)	–	(1,641)	–
Gain on sale of Schwab shares	–	–	–	–	–	–	–	–	(997)	–	(997)	–
Litigation settlement recovery	–	–	(224)	–	–	–	–	–	–	–	(224)	–
Total pre-tax adjustments for items of note	–	–	(128)	–	–	–	18	–	(2,285)	388	(2,395)	388

Less: Impact of income taxes	–	–	(32)	–	–	–	4	–	(363)	37	(391)	37
Net income (loss) – adjusted 3	$6,558	$5,885	$5,524	$4,985	$2,395	$2,596	$1,339	$1,570	$(391)	$(387)	$15,425	$14,649

Average common equity 4	$15,513	$13,160	$39,495	$38,531	$5,123	$4,466	$11,645	$8,318	$23,550	$26,202	$95,326	$90,677

Risk-weighted assets	145,583	130,838	223,827	205,879	14,834	14,620	119,793	99,678	13,011	9,255	517,048	460,270

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
4	For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 15

BUSINESS SEGMENT ANALYSIS
Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking offers a full range of financial products and services to approximately 15 million customers in the Bank’s personal and commercial banking businesses in Canada.

TABLE 15:  REVENUE

(millions of Canadian dollars)	2022	2021
Personal banking	$11,535	$10,545

Business banking	5,051	4,372
Total	$16,586	$14,917
KEY PRODUCT GROUPS
Personal Banking
•	Personal Deposits – comprehensive line-up of chequing, savings, and investment products for retail customers.
•	Real Estate Secured Lending – competitive lending products for homeowners secured by residential properties.
•	Consumer Lending – diverse range of unsecured financing products for retail customers.
•	Credit Cards and Payments – debit, digital money movement, payment plans and proprietary, co-branded, and affinity credit cards.
Business Banking
•	Commercial Banking – borrowing, deposit and cash management solutions for businesses across a range of industries, including real estate, and agriculture.
•	Small Business Banking – financial products and services for small businesses.
•	Equipment Finance – specialized financing options to support equipment purchases for businesses in a variety of industries.
•	Auto Finance – offers financing solutions for the prime and non-prime automotive markets, recreational and leisure vehicles, and automotive floor plan financing.
•	Merchant Solutions – point-of-sale technology and payment solutions for large and small businesses.
INDUSTRY PROFILE
The personal and business banking industry in Canada is mature and highly competitive, consisting of large chartered banks, sizeable regional banks, niche players competing in specific products and geographies, and a variety of non-traditional
competitors, ranging from
start-ups
to established
non-financial
firms expanding into financial services. These industries serve individuals and businesses and offer products including borrowing, deposits, cash management and financing solutions. Products are distributed through retail branches as well as by leveraging new technology with a focus on customer experiences that are integrated across channels. Market leadership and profitability depend upon delivering a full suite of competitively priced products, proactive advice that meets customers’ needs, outstanding service and convenience, prudent risk management, and disciplined expense management.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 16

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Provide trusted advice to help our customers feel confident about their financial future
• Personal Banking added over 600 branch-based advisors to help more customers achieve their financial goals and to elevate TD’s advice offering
• Net customer acquisition reached its highest level in Personal Banking since 2014 with record New to Canada acquisition, bringing strong customer-centric value propositions to the market such as our newly launched International Students banking package – a first among Canadian Financial Institutions
• Implementation of TD Goal Builder to provide Personal Banking customers with a structured, advisor-led
goal discovery process to provide advice on their financial future
• Launched FlexLine in our broker channel, driving growth for the business and enabling channel preference

Consistently deliver legendary, personal, and connected customer experiences across all channels
• Enhanced the value proposition of Canadian Personal and Commercial Banking products to drive strong Legendary Experience Index (LEI) results across the businesses and reduce customer friction
• Focused on delivering more value to Personal Banking customers by eliminating transaction account fees for students and public transit – a first in Canada
• TD Canada Trust was recognized as a Financial Service Excellence shared award winner for “Automated Telephone Banking Excellence”
5
and “Branch Service Excellence”
6
among the Big 5 Canadian Retail Banks
7
in the 2022 Ipsos Customer Service Index (CSI) study
8
• TD Auto Finance ranked “Highest in Dealer Satisfaction among
Non-Captive
Lenders with Retail Credit” for the fifth year in a row in the J.D. Power 2022 Canada Dealer Financing Satisfaction Study
9
• J.D. Power ranked TD Bank “Highest in Small Business Banking Customer Satisfaction” among the Big 5 Canadian Banks
10

Deepen customer relationships by delivering One TD and growing across underrepresented products and markets
• Maintained strong market share
11
positions and gained momentum across the businesses:
–  #1 market share in Personal Non-Term deposits with industry-leading market share gains
–  #1 market share in Interac Mobile Wallet
–  Highest average annual portfolio loan growth in the real estate secured lending business since 2010
–  Record credit card spend, and organic loan growth driven by a diverse line-up
and strong acquisition offers
–  Completed the integration of Wells Fargo’s Canadian Direct Equipment Financing business, delivering scaled expertise in equipment leasing and finance

Execute with speed and impact, taking only those risks we can understand and manage
• Continued to transform the way TD works, automating processes and implementing other improvements to increase speed and efficiency:
~~–~~
  Leveraged Next Evolution of Work (NEW), an agile operating model, designed to reduce complexity, streamline decision making, improve customer experience, and reduce cycle times
~~–~~
  TD’s flagship Canadian mobile application was among the first in Canada to migrate onto public cloud, enabling teams to drive customer-centric innovations with speed
• Continued to provide personalized payment experiences and rewards to customers through strategic credit card relationships, including:
–  Rewards Canada recognized TD with more awards in 2022 than any other card issuer, with the TD Aeroplan Visa Infinite Card and the TD Cash Back Visa Infinite Card ranking best in their respective categories
12
–  Expanded TD’s Loyalty ecosystem with refresh of TD rewards credit cards with an enhanced value proposition, exclusive partnership with Starbucks, and launch of MyTD Rewards, a new loyalty platform
–  Through a partnership with Amazon, enabled customers to redeem TD Rewards points though Amazon Shop with Points, with approximately 40 billion points redeemed and 3 million unique redemptions since launch

5	TD Canada Trust shared in the Automated Telephone Banking Excellence award in the 2022 Ipsos Study.
6	TD Canada Trust shared in the Branch Service Excellence award in the 2022 Ipsos Study.
7	Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
8
Ipsos 2022 Financial Service Excellence Awards are based on ongoing quarterly Customer Service Index (CSI) survey results. Sample size for the total 2022 CSI program year ended with the September 2022 survey wave was 47,940 completed surveys yielding 71,731 financial institution ratings nationally.

9
J.D. Power 2022 Canada Dealer Financing Satisfaction Study of dealers’ satisfaction. For more information about the Canada Dealer Financing Satisfaction Study, visit https://canada.jdpower.com/financial-services/canada-dealer-financing-satisfaction-study.

10
J.D. Power 2022 Canada Small Business Banking Satisfaction Study of customers’ satisfaction. For more information about the Canada Small Business Banking Satisfaction Study, visit https://www.jdpower.com/business/financial-services/canada-small-business-banking-satisfaction-study.

11	Market share ranking is based on most current data available from OSFI for Personal Non-term deposits as at August 2022, from Interac’s Issuer Metric Summary as at October 2022.
12	Rewards Canada, Canada’s Choice 2022 Winners (2022).

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 17

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Innovate with purpose for our customers and colleagues, and shape the future of banking in the digital age
• Recognized as Best Consumer Digital Bank for Canada and North America by Global Finance Magazine for the second consecutive year
13
–  Won an industry-leading 6 categories in North America, including Best Mobile Banking App, Best Integrated Consumer Banking Site, Best Bill Payment and Presentment, Best Information Security and Fraud Management, Best in Lending, and Best Open Banking APIs
• Continued to rank #1 for average digital reach of any bank in Canada and remained among the leaders for domestic digital reach among major developed market banks according to ComScore
14
• Recognized by Celent for Customer Engagement for TD’s
AI-powered
Personalized Mobile Customer Experiences
15
• The TD banking app continued to rank #1 for average smartphone monthly active users in Canada according to data.ai
16
• Continued to lead in the number of Interac
e-Transfer,
Debit and Flash transactions
17
• TD is #1 in
web-traffic
and highest engagement among Canadian banks for 2022
18

Be recognized as an extraordinary place to work where diversity and inclusiveness are valued
• Canadian Personal and Commercial Banking is committed to advancing diversity and inclusion across all dimensions of its business:
–  Business Banking expanded TD’s Women in Enterprise, Indigenous Banking, Black Customer Experience and 2SLGBTQ+ teams to provide national coverage to meet the needs of diverse customer segments
–  In Business Banking, the Women in Leadership Power mentorship program continues to contribute to the advancement of talented women into executive positions
–  Personal Banking launched Sponsorship in Action for underrepresented groups to support career advancement, providing mentorship from senior leaders, resulting in 50% of participants being promoted or moving laterally to further develop critical experiences

Contribute to the well-being of our communities
• TD has the best positioned branch network in Canada with 54% of all Canadians living within 2 km of a TD Branch, as well as more foot traffic and longer hours
• To support diverse customer needs, branches can serve customers in over 60 languages and over 200 through phone translation services

KEY PRIORITIES FOR 2023
•	Enhance end-to-end omni-channel distribution to provide seamless and intuitive customer experiences that are integrated across channels
•	Improve speed, capacity, and efficiency by leveraging NEW to deliver faster with better outcomes and operate at the intersection of digital, data, technology, and customer experience
•	Leveraging One TD to deepen customer relationships and provide customers with personalized advice that meet their unique needs
•	Continue to attract and retain top talent, emphasize talent diversity, and enable excellence through process simplification and learning and development
•
In alignment with Environmental, Social and Governance (ESG) enterprise strategy, Personal Banking will focus on enhancing financial inclusion and strengthening Financial Health and Education for colleagues and customers

•	Actively monitor the macroeconomic environment and key risk indicators across the franchise, and focus on reducing risk where necessary

13	Global Finance World’s Best Digital Bank 2022 Regional Awards (August 10, 2022) and Global Finance World’s Best Digital Bank 2022 Awards (September 20, 2022).
14	ComScore MMX ® Multi-Platform, Financial Services – Banking, Total audience, 3-month average ending September 2022, Canada, United States, Spain, France, and U.K.
15	Celent Model Bank Award Winner for Customer Engagement (March 17, 2022).
16	Data.ai- average monthly mobile active users as of September 2022.
17	INTERAC Issuer Executive Metric Summary – The Toronto-Dominion Bank, October 2022.
18	Competitor Landscape: Canadian Digital Banking Report 2022; Similarweb. Similarweb web-traffic metrics are based on January 1, 2022 – June 30, 2022.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 18

TABLE 16:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	2022	2021
Net interest income	$12,396	$11,195

Non-interest income	4,190	3,722
Total revenue	16,586	14,917
Provision for (recovery of) credit losses – impaired	639	650

Provision for (recovery of) credit losses – performing	(148)	(394)
Total provision for (recovery of) credit losses	491	256
Non-interest expenses	7,176	6,648

Provision for (recovery of) income taxes	2,361	2,128
Net income	$6,558	$5,885

Selected volumes and ratios
Return on common equity 1	42.3%	44.7%
Net interest margin (including on securitized assets)	2.56	2.52

Efficiency ratio	43.3	44.6
Number of Canadian Retail branches at period end	1,060	1,061

Average number of full-time equivalent staff	28,478	27,654

1	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
REVIEW OF FINANCIAL PERFORMANCE
Canadian Personal and Commercial Banking net income for the year was $6,558 million, an increase of $673 million, or 11%, compared with last year, reflecting higher revenue, partially offset by higher non-interest
expenses, and PCL. ROE for the year was 42.3%, compared with 44.7% last year.
Revenue for the year was $16,586 million, an increase of $1,669 million, or 11%, compared with last year.
Net interest income increased $1,201 million, or 11%, reflecting volume growth and higher margins. Average loan volumes increased $42 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $28 billion, or 7%, reflecting 8% growth in personal deposits and 6% growth in business deposits. Net interest margin was 2.56%, an increase of 4 bps from same period last year, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans, lower mortgage prepayment revenue, and changes in balance sheet mix.
Non-interest
income increased $468 million, or 13%, reflecting increased client activity, including foreign exchange and credit card-related revenue.
PCL was $491 million, an increase of $235 million, compared with last year. PCL – impaired was $639 million, a decrease of $11 million, or 2%.
PCL – performing was a recovery of $148 million, compared with a recovery of $394 million in the prior year. The current year performing release reflects improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.10%, an increase of 4 bps.
Non-interest
expenses for the year were $7,176 million, an increase of $528 million, or 8%, compared with last year. The increase primarily reflects higher spend supporting business growth, including technology and employee-related expenses.
The efficiency ratio for the year was 43.3%, compared with 44.6% last year.
OPERATING ENVIRONMENT AND OUTLOOK
After registering a strong recovery over the past
12-18
months, economic activity in Canada is expected to moderate in fiscal 2023 with a risk of recession. While the macroeconomic environment remains uncertain, revenue growth in Canadian Personal and Commercial Banking is expected to continue to reflect the interest rate environment and its corresponding impact on consumer and business activities. While housing markets are expected to continue to adjust, an increase in customer activity, customer growth, and the impact of recent interest rate increases should support continued revenue growth in the next year. PCL is expected to increase over the course of the year, reflecting an ongoing normalization of credit conditions and volume growth. Canadian Personal and Commercial Banking will maintain its disciplined approach to expense management, investing in distribution capability, technology, infrastructure, and colleagues to anticipate changing customer expectations, with a focus on driving the future of banking. While the quarterly trend in earnings may be uneven, TD’s digitally enabled Canadian Personal and Commercial Banking franchise should be well-positioned to execute on its customer centric strategy.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 19

BUSINESS SEGMENT ANALYSIS
U.S. Retail
Operating under the TD Bank, America’s Most Convenient Bank
®
brand, the U.S. Retail Bank offers a full range of financial products and services to over 9.9 million customers in the Bank’s U.S. personal and business banking operations, including wealth management. U.S. Retail includes an investment in Schwab.

TABLE 17:  REVENUE
1

(millions of dollars)	Canadian dollars		U.S. dollars
	2022	2021	2022	2021
Personal Banking	$6,875	$6,267	$5,329	$4,983
Business Banking	3,972	3,810	3,078	3,029
Wealth	517	468	401	372

Other 2	1,061	213	824	170
Total	$12,425	$10,758	$9,632	$8,554

1	Excludes equity in net income of an investment in Schwab.
2	Other revenue consists primarily of revenue from the Schwab IDA Agreement and from investing activities, and in 2022, also an insurance recovery related to litigation.
KEY PRODUCT GROUPS
Personal Banking
•	Personal Deposits – full suite of chequing and savings products and payment solutions for retail customers offered through multiple delivery channels.
•	Consumer Lending – diverse range of financing products, including residential mortgages, home equity and unsecured lending solutions for retail customers.
•
Credit Cards Services –
TD-branded
credit cards for retail customers, private label and
co-brand
credit cards, and
point-of-sale
revolving and instalment financing solutions for customers of leading U.S. retailers delivered through nationwide partnerships.

•	Retail Auto Finance – indirect retail financing through a network of auto dealers.
Business Banking
•
Commercial Banking – borrowing, deposit and cash management solutions for U.S. businesses and governments across a wide range of industries, including floorplan financing by TD Auto Finance throughout the U.S.

•	Small Business Banking – borrowing, deposit and cash management solutions for small businesses including merchant services and TD-branded credit cards.
Wealth
•
Wealth Advice – wealth management advice, financial planning solutions, estate and trust planning, and insurance and annuity products for mass affluent, high net worth and institutional clients, delivered by store-based financial advisors and through a robo-advisory platform.

•	Asset Management – comprised of Epoch Investment Partners Inc. and the U.S. arm of TD Asset Management’s (TDAM’s) investment business.

19	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 20

INDUSTRY PROFILE
The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions, as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional
competitors, ranging from
start-ups
to established
non-financial
companies expanding into financial services. These industries serve individuals, businesses, and governments and offer products including deposits, lending, cash management, financial advice, and asset management. Products may be distributed through a single distribution channel or across multiple channels, including physical locations, ATMs, and telephone and digital channels. Certain businesses also serve customers through indirect channels. Traditional competitors are embracing new technologies and strengthening their focus on the customer experience.
Non-traditional
competitors have gained momentum and are increasingly collaborating with banks to develop new products and services and enhance the customer experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services across multiple distribution channels to meet customers’ evolving needs, investing strategically while maintaining expense discipline, and managing risk prudently.
STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Transform Distribution
• Refined retail store network – opened new stores in attractive markets, renovated selected stores, continued to optimize store network to meet customers’ evolving needs, and maintained a focus on innovation
–   Opened the New York City flagship store, One Vanderbilt, serving as the largest store in TD’s U.S. footprint, providing customers greater convenience and accessibility
–   Launched TD Workshop – the U.S. Retail Bank’s first retail innovation lab, which combines a fully-functioning store with space to innovate, design and test new products, and engage with customers and the broader community
–   Announced expanding retail presence in Charlotte, North Carolina with a plan to open 15 stores by 2025, with at least 25% of stores being opened in minority or low-to-moderate
income communities
• Enhanced omni-channel capabilities including deploying new systems to streamline customer acquisition and onboarding experience, equipping colleagues with tools to offer better advice and provide legendary customer service, and launching new features and digital capabilities to provide customers with increased self-service options
• Achieved a 5% year-over-year increase in digital active users and an 8% year-over-year increase in mobile active users, with total digital users exceeding 5.25 million, and total digital sales approaching 32% of total dollar sales

Drive Leading Customer Acquisition and Engagement
• Enhanced the TD Mobile app to provide debit card customers with the ability to easily request a digitally issued replacement card, once a card is reported lost, stolen, or damaged
• Launched new products to meet customer needs, including the new Small Business Premium Money Market and personal banking Signature Savings accounts
• Implemented overdraft policy changes allowing customers to overdraw by up to US$50 before incurring an overdraft fee; providing 24 hours to cure and avoid a fee for those who overdraw by more than US$50; eliminating all overdraft transfer fees for customers using the savings overdraft protection service; and implementing an approach of processing all credits before debits
• Eliminated
non-sufficient
funds fees and gift card inactivity fees

Scale & Evolve our Cards Franchise
• Signed a multi-year contract extension with Target Corporation, in which TD will continue to be the exclusive issuer of Target co-branded
and private label consumer credit cards through 2030 and launched a general purpose Mastercard to our offerings in Target’s digital and store channels, further growing our strategic card partnership beyond the store-only RedCard
• Signed a contract extension with Nordstrom, in which TD will continue to be the exclusive issuer of Nordstrom’s U.S. Visa and private label consumer credit cards through 2026
• Our retail card services business established financing partnerships with home furnishings brand RH (formerly Restoration Hardware) and jewelry retailer Blue Nile, to launch private label credit card programs

Become the #6 Commercial Bank by Loan Balance (in domestic U.S.)
• Despite headwinds from PPP loan winddown, delivered strong year-over-year volume growth in middle market and specialty lending areas, fueled by improved commercial loan line utilization, strong loan originations, and new customer growth
• Expanded some business verticals in footprint and nationally and acquired new customers through strategic initiatives
• Launched TD Embedded Banking, in partnership with a leading fintech company, allowing commercial customers to embed TD banking products and services into their enterprise resource planning and accounting software, enabling automated cash management to help them better manage payments
• Ranked No. 1 in its footprint by total number of approved U.S. Small Business Administration (SBA) loan units for the sixth consecutive year and ranked as the No. 2 national SBA lender
20

Enable Wealth Offering Across TD Bank, America’s Most Convenient Bank ®
• Continued to grow our wealth franchise – hired approximately 50 advisors in 2022 to help build critical mass in attractive markets, deepening existing relationships and leveraging new opportunities from referrals
• Strengthened “One TD” partnerships by integrating with retail and commercial partners, including converting selected retail stores to wealth advice centers
• Launched new capabilities to equip colleagues with tools for offering better advice and increasing sales effectiveness
• Went live with a multi-custodial securities-based collateral lending platform and onboarded the first client

Enable World Class Residential Mortgage Business
• Launched TD Home Access Mortgage, a more affordable mortgage option designed to increase homeownership opportunities in diverse communities
• Launched a new
in-store
home lending experience that quickly connects customers with mortgage and home equity experts to match them to the product that best meets their needs

20	U.S. Small Business Administration (SBA) loan units in its Maine-to-Florida footprint for the SBA’s 2022 fiscal year.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 21

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Key Enablers of Business Strategy
• Introduced real-time payments for the dealer network through TD Auto Finance, a first for an indirect auto lender
• For the third consecutive year, TD Auto Finance was ranked “Highest in Dealer Satisfaction among
Non-
Captive Lenders with Prime Credit” in the J.D. Power 2022 U.S. Dealer Financing Satisfaction Study
21
• Made progress with our diversity and inclusion objectives, evidenced by winning several prestigious awards including being named:
–   a Best Employer for Diversity 2022 by Forbes for the fourth consecutive year, the highest ranked bank, and ninth among 500 corporations
–   a
top-ranked
bank on DiversityInc.’s top 50 Companies for Diversity for 2022
–   one of America’s Best Employers for Women by Forbes
• Earned consecutive “Outstanding” ratings on our recent
Community Reinvestment Act
exam from the Office of the Comptroller of the Currency (OCC)
• Continued improvements in operational efficiency to profitably scale our businesses
• Continued supporting communities, including making a US$500,000 donation to support local relief efforts aiding people and communities impacted by Hurricane Ian across the Southeast

First Horizon Acquisition
• Announced the acquisition of First Horizon Corporation on February 28, 2022, obtained First Horizon’s shareholder approval on May 31, 2022, and completed a public hearing with the OCC and Federal Reserve Board on August 18, 2022,
• Continues to work towards obtaining regulatory approvals to close the transaction
• Through this acquisition, when closed, TD will accelerate its long-term growth strategy in the United States by acquiring a premier regional bank with an aligned culture and risk-management framework:
–   Accelerates U.S. growth strategy, creating a Top 6 U.S. bank with immediate presence and scale in fast growing
TD-adjacent
markets
–   Creates future growth opportunities combining First Horizon’s and TD’s capabilities and customer-centric business models
• Through fourth quarter 2022, TD has prepared for a successful integration:
–   Engaged with community groups across TD’s and First Horizon’s footprints
–   Established communication protocols with First Horizon employees and held listening sessions
–   Integration Management Office has defined Legal Day 1 (deal closing), integration and conversion roadmap
–   Confirmed an approach to primarily migrate to TD systems
–   Made initial announcement that nine senior First Horizon executives joining TD AMCB on Legal Day 1, in the areas of Commercial Lending, Credit Risk Management, Finance, Risk Management, Compliance, Human Resource, and Technology Integration
–   Reaffirmed confidence in TD’s ability to execute on cost synergies
–   Validated integration dependencies and
pre-requisites
and made substantial progress on “target state” design on how TD will operate on the first day after conversions of customers, channels, products and services, key capabilities, and process and platforms

KEY PRIORITIES FOR 2023
•	Obtain required regulatory approvals to close the First Horizon acquisition and execute on integration efforts
•	Enhance end-to-end omni channel distribution by leading with a mobile-first approach providing seamless and intuitive customer experiences that are integrated across channels
•	Expand into attractive high-opportunity markets in connection with the First Horizon acquisition
•	Drive leading chequing account acquisition and engagement through enhanced capabilities
•	Launch innovative, new credit card products and continue to enhance capabilities and customer service experience
•	Expand coverage in our community and small business franchise and build a national middle market platform
•	Invest in wealth capabilities to deliver differentiated value proposition, accelerate growth in attractive markets and from customer segmentation
•	Further streamline operations through automation, digitization and process simplification for our colleagues and customers
•	Continue embedding ESG expertise to advance the sustainable development of products and services and contribute to the social and economic well-being of the communities TD serves

21
TD Auto Finance received the highest score in the non-captive national – prime segment (between 214,000 and 542,000 transactions) in the J.D. Power 2020-2022 U.S. Dealer Financing Satisfaction Studies of dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 22

TABLE 18:  U.S. RETAIL

(millions of dollars, except as noted)
Canadian Dollars	2022	2021
Net interest income	$9,604	$8,074
Non-interest income – reported	2,821	2,684

Non-interest income – adjusted 1	2,597	2,684
Total revenue – reported	12,425	10,758
Total revenue – adjusted 1	12,201	10,758
Provision for (recovery of) credit losses – impaired	522	438

Provision for (recovery of) credit losses – performing	(187)	(688)
Total provision for (recovery of) credit losses	335	(250)
Non-interest expenses – reported	6,920	6,417
Non-interest expenses – adjusted 1,2	6,824	6,417
Provision for (recovery of) income taxes – reported	625	504

Provision for (recovery of) income taxes – adjusted 1	593	504
U.S. Retail Bank net income – reported	4,545	4,087

U.S. Retail Bank net income – adjusted 1	4,449	4,087

Share of net income from investment in Schwab 3,4	1,075	898
Net income – reported	$5,620	$4,985
Net income – adjusted 1	5,524	4,985
U.S. Dollars
Net interest income	$7,437	$6,419
Non-interest income – reported	2,195	2,135

Non-interest income – adjusted 1	2,018	2,135
Total revenue – reported	9,632	8,554
Total revenue – adjusted 1	9,455	8,554
Provision for (recovery of) credit losses – impaired	404	344

Provision for (recovery of) credit losses – performing	(150)	(550)
Total provision for (recovery of) credit losses	254	(206)
Non-interest expenses – reported	5,364	5,101
Non-interest expenses – adjusted 1 ,2	5,292	5,101
Provision for (recovery of) income taxes – reported	484	403

Provision for (recovery of) income taxes – adjusted 1	458	403
U.S. Retail Bank net income – reported	3,530	3,256

U.S. Retail Bank net income – adjusted 1	3,451	3,256

Share of net income from investment in Schwab 3,4	840	711
Net income – reported	$4,370	$3,967
Net income – adjusted 1	4,291	3,967
Selected volumes and ratios
Return on common equity – reported 5	14.2%	13.0%
Return on common equity – adjusted 1,5	14.0	13.0
Net interest margin 1,6	2.54	2.19
Efficiency ratio – reported	55.7	59.6

Efficiency ratio – adjusted 1	56.0	59.6
Assets under administration (billions of U.S. dollars) 7	$34	$30

Assets under management (billions of U.S. dollars) 7	33	41
Number of U.S. retail stores	1,160	1,148

Average number of full-time equivalent staff	25,745	25,508

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	Adjusted non-interest expenses exclude the acquisition and integration-related charges for the First Horizon acquisition – 2022: $96 million or US$72 million ($73 million or $US54 million after-tax).
3	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 12 of the 2022 Consolidated Financial Statements for further details.
4
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

5	Capital allocated to the business segment was 10.5% CET1 effective the first quarter of fiscal 2022 compared with 9% in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section of this document.

7	For additional information about this metric, refer to the Glossary of this document.
REVIEW OF FINANCIAL PERFORMANCE
U.S. Retail reported net income for the year was $5,620 million (US$4,370 million), an increase of $635 million (US$403 million), or 13% (10% in U.S. dollars), compared with last year. On an adjusted basis, net income was $5,524 million (US$4,291 million), an increase of $539 million (US$324 million), or 11% (8% in U.S. dollars). The reported and adjusted ROE for the year was 14.2% and 14.0%, respectively, compared with 13.0% last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the year from the Bank’s investment in Schwab was $1,075 million (US$840 million) an increase of $177 million (US$129 million), or 20% (18% in U.S. dollars), reflecting higher net interest income, partially offset by higher expenses and lower trading revenue.
U.S. Retail Bank reported net income for the year was $4,545 million (US$3,530 million), an increase of $458 million (US$274 million), or 11% (8% in U.S. dollars), compared with last year, reflecting higher revenue, partially offset by higher PCL and non-interest
expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was $4,449 million (US$3,451 million), an increase of $362 million (US$195 million), or 9% (6% in U.S. dollars), reflecting higher revenue, partially offset by higher PCL and non-interest
expenses.
U.S. Retail Bank revenue is derived from personal and business banking, and wealth management businesses. Reported revenue for the year was US$9,632 million, an increase of US$1,078 million, or 13%, compared with last year. On an adjusted basis, revenue increased US$901 million, or 11%. Net interest income of US$7,437 million, increased US$1,018 million, or 16%, driven by the benefit of higher deposit margins from the rising rate environment, higher business and personal deposit and loan volumes, and increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness and lower margin on loans. Net interest margin was 2.54%, an increase of 35 bps, as higher margin on deposits reflecting the rising interest rate environment was partially offset by lower income from PPP loan forgiveness and lower margin on loans. Reported non-interest
income was US$2,195 million, an increase of US$60 million, or 3%, compared with last year, reflecting an insurance recovery related to litigation and fee income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans this year and higher valuation of certain investments last year. On an adjusted basis, non-interest

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 23

income decreased US$117 million, or 5%, reflecting lower gains on the sale of mortgage loans this year and higher valuation of certain investments last year, partially offset by fee income growth from increased customer activity.
Average loan volumes decreased US$3 billion, or 2%, compared with last year. Business loans decreased 7%, reflecting paydowns on commercial loans and PPP loan forgiveness, partially offset by strong originations, new customer growth, higher commercial line utilization and increased customer activity. Excluding PPP loans, business loans were largely flat. Personal loans increased 5%, reflecting higher residential mortgage and auto originations coupled with lower prepayments, and higher credit card volumes. Average deposit volumes increased US$10 billion, or 3%, compared with last year, reflecting a 10% and a 5% increase in personal and business deposit volumes, respectively, and a 5% decrease in sweep deposits volumes.
Assets under administration (AUA) were US$34 billion as at October 31, 2022, an increase of US$4 billion, or 13%, compared with last year, reflecting net asset growth. Assets under management (AUM) were US$33 billion as at October 31, 2022, a decrease of US$8 billion, or 20%, reflecting market depreciation and net asset outflows.
PCL for the year was US$254 million compared with a recovery of US$206 million last year. PCL – impaired was US$404 million, an increase of US$60 million, or 17%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$150 million, compared with a recovery of US$550 million in the prior year. The current year performing release reflects continued but smaller improvements in credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.16%, or an increase of 28 bps.
Reported
non-interest
expenses for the year were US$5,364 million, an increase of US$263 million, or 5%, compared with last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition and higher investments in the business, partially offset by a US$125 million in prior year store optimization costs and productivity savings in the current year. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest
expenses increased US$191 million, or 4%.
The reported and adjusted efficiency ratios for the year were 55.7% and 56.0%, compared with 59.6% last year.
OPERATING ENVIRONMENT AND OUTLOOK
The outlook for U.S. Retail reflects an elevated risk of a recession, including continued high inflation, labour shortages, global supply chain disruptions impacting industries, and rising interest rates, with uncertainty surrounding the timing and magnitude of possible interest rate declines. Revenue growth from higher personal and commercial deposit and loan volumes, the benefits of a rising rate environment on deposit margins, increased customer activity and new customer growth, is expected to be moderated by lower income from PPP loan forgiveness, the impact of the overdraft policy changes, repatriation of sweep deposits, and a more competitive customer deposit rate environment. PCL is expected to increase over the course of the year, reflecting an ongoing normalization of credit conditions and volume growth. U.S. Retail will maintain its disciplined approach to expense management, while continuing to invest strategically to support business growth and generate productivity savings. While earnings are likely to fluctuate from quarter to quarter, the U.S. Retail Bank should be well-positioned to continue to grow while strengthening our service and convenience leadership model, enhancing our product and advice offerings while relentlessly delivering end-to-end,
differentiated customer experiences.
THE CHARLES SCHWAB CORPORATION
Refer to Note 12 of the 2022 Consolidated Financial Statements for further information on Schwab.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 24

BUSINESS SEGMENT ANALYSIS
Wealth Management and Insurance
Wealth Management and Insurance provides wealth solutions and insurance protection to approximately 6 million customers in Canada.

TABLE 19:  REVENUE

(millions of Canadian dollars)	2022	2021
Wealth	$5,624	5,693

Insurance	5,236	4,896
Total	$10,860	$10,589
KEY PRODUCT GROUPS
Wealth
•
Direct Investing – platforms and resources for self-directed retail investors to facilitate research, investment management and trading in a range of investment products through online, phone and mobile channels.

•
Wealth Advice – wealth management advice and financial planning solutions for mass affluent, high net worth and ultra high net worth clients, integrated with other Wealth businesses and the broader Bank.

•
Asset Management – public and private market investment management capabilities for retail and institutional clients, including a diversified suite of investment solutions designed to provide attractive risk-adjusted returns.

Insurance
•	Property and Casualty – home and auto insurance provided through direct channels and to members of affinity groups such as professional associations, universities and employer groups.
•
Life and Health – credit protection for Canadian Personal Banking borrowing customers, life and health insurance products, credit card balance protection, and travel insurance products, distributed through direct channels and members of affinity groups
.

INDUSTRY PROFILE
The Canadian wealth management industry includes banks, insurance companies, independent asset managers, direct-to-consumer
providers, independent financial advisors and planners, and full-service and discount brokerages. Growth relies on the ability to provide differentiated and integrated wealth solutions and holistic financial advice to retail and institutional investors as well as keeping pace with technological change and regulatory requirements. The property and casualty insurance industry in Canada is fragmented and competitive, consisting of numerous personal and commercial line writers offering products through broker, captive agent and direct distribution channels, while the life and health insurance industry is comprised of banks and several large life and health insurers. Providing innovative digital capabilities and solutions will be a key differentiator for customers buying and servicing their insurance policies through direct channels.

22	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 25

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022
Provide trusted advice to help our customers feel confident about their financial future
• Continued focus on distribution expansion across our advice businesses to meet growing demand and serve the needs of unique client segments
• Launched MoneyTalk Live, an exclusive live daily investing broadcast for TD Direct Investing clients through WebBroker, providing clients access to expert investment content
• Continued to build on TD Direct Investing’s commitment to client education by introducing more learning pathways and increasing our content library through collaboration with Canadian investing social influencers
• Established the Family Office offering, supporting ultra high net worth families with their unique needs through multidisciplinary approach and expertise
• Delivered industry leading investment results with 93% of TDAM-managed mutual funds placing in the top 1st or 2nd quartile over a 4-year period
23
• Increased the number of advisors across our contact centers, expanded training resources, and introduced tools to elevate our product offering and provide a more consistent customer experience

Deliver legendary customer experiences through customer-centric innovations and digital leadership
• Launched the TD Easy Trade app, designed to make investing simpler for new and emerging investors with no minimum balance, 50 commission-free stock trades per year and unlimited commission-free trading on all TD Exchange-Traded Funds (ETFs)
• Continued to evolve distribution models to meet customer needs, resulting in higher Legendary Experience Index (LEI) results:
–   TD Direct Investing was recognized as the #1 Online Broker in Canada in MoneySense magazine’s 2022
24
review and ranked #1 among Canadian Banks in the Globe & Mail’s annual digital broker survey
25
–   Implemented multiple enhancements to the TD Easy Trade app, including biometric logins allowing clients to log in using their fingerprint or face ID, and a redesigned order ticket
–   WebBroker platform enhancements included enabling real-time cash transfers from other financial institutions, dynamic share calculator to simplify trade order entry, foreign over-the-counter
order entries, and making the platform mobile-responsive, bringing the full power of the platform to those who wish to trade on-the-go
–   Integration of
best-in-class
charting and indicators powered by “TradingView” into Advanced Dashboard platform, providing active traders with highly recognized capabilities and advanced tools to make faster trading decisions
–   Implemented call-routing infrastructure improvements to reduce wait times, and extended available contact center hours to regain the longest hours offering amongst Big 5 Canadian Retail Bank discount brokerages
26
–   Introduced “Advice Connect”, a team-based financial planning offer that services mass affluent, digitally savvy advice clients
• Launched three ETFs, including two new ESG ETFs to TDAM’s expanding ESG solutions suite, as well as the TD Global Carbon Credit Index ETF, providing investors with global exposure to the growing carbon credit market
• Introduced U.S. dollar versions of 5 ETFs, providing investors with access to U.S. and Global equity markets while avoiding currency conversion costs
• TD Insurance expanded its network of
one-stop
claims Auto Centers, bringing our footprint to 24 locations nationally
• Strengthened TD Insurance’s digital capabilities through new enhanced self-serve features, including online quote and bind, as well as coverage, billing and payment management online

Grow and deepen customer relationships, leveraging One TD to provide customers with solutions that meet their unique financial needs
• Maintained strong market share
positions and gained momentum across our businesses:
–   #1 market share in direct investing revenues, assets, trades and number of accounts
27
–   #2 market share in mutual fund assets and #1 among Big 5 Canadian Retail Banks in mutual fund net sales in 2022
27
–   Largest Canadian institutional money manager and largest money manager in Canada for pension assets
27
–   #1 Direct Distribution personal lines insurer and leader in the affinity market in Canada
28
–   #3 personal lines insurer in Canada
28
• Continued to work with partners to deliver One TD
–   Established a team of retail support specialists to provide customized training, driving greater collaboration between TDAM and retail distribution channels
–   Expanded the high value client relationship management team by over 50%, to provide our active and high-value clients with dedicated service, promote our tools and resources, and deliver One TD

23
Based on percentage of AUM of funds within the top 1st or 2nd Quartile over a 4-year period compared to the performance of other funds in peer group, as defined by Morningstar, Inc. as at October 2022 (Source: Morningstar, Inc.).

24	“Best online brokers in Canada for 2022”. MoneySense, August 2022. For more information, visit https://www.moneysense.ca.
25	2022 Globe and Mail digital broker ranking: https://www.theglobeandmail.com/investing/article-qtrade-vs-wealthsimple-trade-national-bank-comparison/.
26	The Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
27
Market share ranking is based on most current data available from Investor Economics, a division of ISS Market Intelligence, for TD Direct Investing revenue, asset, trades and account metrics as at June 2022, institutional money manager and pension assets money manager rankings as at June 2022, and from Investment Funds Institute of Canada for mutual funds as at October 2022. Mutual fund net sales ranking from Investment Funds Institute of Canada for 12-month trailing mutual fund net sales when compared to the Big 5 Banks as at October 2022. The Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

28	Rankings based on data available from OSFI, Insurers, Insurance Bureau of Canada, and Provincial Regulators as at December 2021.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 26

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Innovate with purpose to optimize processes and enable our colleagues to execute with speed and impact
• Continued to transform the way we work, automating more of our operations and implementing other process improvements to increase speed and efficiency
• Doubled the account types available to be opened online for TD Direct Investing, and streamlined the online application process
• Launched modernized telephone and contact center operations nationally
• TD Insurance has begun its transition to the NEW operating model to simplify the way we work through agile, customer-centric operating model changes

Be an extraordinary place to work where diversity and inclusiveness are valued, and contribute to the well-being of our communities
• We remain committed to our efforts to build a more inclusive and diverse culture at TD, aligning to our purpose to enrich the lives of our customers, colleagues, and communities
• TD Insurance launched a Plastic Bumper Cover Recycling Program within its Auto Centres as part of an effort to promote environmentally friendly practices
• Expanded the Indigenous Internship program which hosted indigenous interns from across Canada, with a focus on skill development and mentorship

KEY PRIORITIES FOR 2023
•	Grow market leadership position in TD Direct Investing by enhancing features and functionalities valued by key customer segments
•	Accelerate distribution expansion and scale differentiated models to increase financial confidence among advice customers
•	Innovate to expand leadership position in asset management, leveraging breadth of capabilities and strength in alternative asset classes
•	Further leverage One TD to deepen customer relationships and offer more holistic financial and insurance advice
•	Establish digital leadership and enhance client and colleague experience
•	Improve speed, capacity and efficiency by leveraging data, advanced analytics, automation and adapting to new ways of working
•	Continue to evolve our brand as a diverse and inclusive employer of choice, enabling colleagues to achieve their full potential
•	TD Insurance will launch small business insurance, a natural extension to significantly grow the business

TABLE 20:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	2022	2021
Net interest income	$945	$762

Non-interest income	9,915	9,827
Total revenue	10,860	10,589
Provision for (recovery of) credit losses – impaired	–	2

Provision for (recovery of) credit losses – performing	1	–
Total provision for (recovery of) credit losses	1	2
Insurance claims and related expenses	2,900	2,707
Non-interest expenses	4,711	4,355

Provision for (recovery of) income taxes	853	929
Net income	$2,395	$2,596

Selected volumes and ratios
Return on common equity 1	46.7%	58.1%

Efficiency ratio	43.4	41.1
Assets under administration (billions of Canadian dollars) 2	$517	$557

Assets under management (billions of Canadian dollars)	397	427

Average number of full-time equivalent staff	15,671	13,785

1	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of 2022 compared with 9% in the prior year.
2	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
REVIEW OF FINANCIAL PERFORMANCE
Wealth Management and Insurance reported net income for the year was $2,395 million, a decrease of $201 million, or 8%, compared with last year, reflecting higher non-interest
expenses and insurance claims and related expenses, partially offset by higher net interest income. The ROE for the year was 46.7%, compared with 58.1% last year.
Revenue for the year was $10,860 million, an increase of $271 million, or 3%, compared with last year.
Non-interest
income was $9,915 million, an increase of $88 million, or 1%, reflecting higher insurance volumes and prior year premium rebates for customers, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower fee-based
and transaction revenue in the wealth management business. Net interest income was $945 million, an increase of $183 million, or 24%, compared with last year, reflecting volume growth and higher margins.
AUA were $517 billion as at October 31, 2022, a decrease of $40 billion, or 7%, and AUM were $397 billion as at October 31, 2022, a decrease of $30 billion, or 7%, compared with last year, both reflecting market depreciation, partially offset by net asset growth.
Insurance claims and related expenses were $2,900 million, an increase of $193 million, or 7%, compared with last year, reflecting increased driving activity, inflationary costs and more severe weather-related events, partially offset by the impact of a higher discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest
income and favourable prior years’ claims development.
Non-interest
expenses for the year were $4,711 million, an increase of $356 million, or 8%, compared with last year. The increase reflects higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.
The efficiency ratio for the year was 43.4%, compared with 41.1% last year.
OPERATING ENVIRONMENT AND OUTLOOK
While the Canadian economy has had a strong recovery, it is expected that economic activity will slow in 2023. Continued inflationary pressures, economic uncertainty and market volatility may impact Wealth Management and Insurance results in fiscal 2023. Notwithstanding these headwinds, Wealth Management and Insurance’s diversified businesses should be well-positioned to deliver against their strategic objectives. The interest rate environment is expected to help offset headwinds from normalized direct investing trading volumes, market volatility, pressure on fees from rising competition, and increases in insurance claims as customer activity normalizes. Our businesses will continue to deliver high-quality advice, educational content and innovative financial products to our customers to help navigate the challenging environment.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 27

BUSINESS SEGMENT ANALYSIS
Wholesale Banking
Operating under the brand name TD Securities, Wholesale Banking is a leading full-service investment bank offering a wide range of capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres across North America, Europe and Asia-Pacific.

TABLE 21:  REVENUE

(millions of Canadian dollars)	2022	2021
Global markets	$2,932	$2,884
Corporate and investment banking	1,758	1,748

Other	141	68
Total	$4,831	$4,700
LINES OF BUSINESS
•	Global Markets – sales, trading and research, debt and equity underwriting, client securitization, prime services, and trade execution services 30 .
•	Corporate and Investment Banking – corporate lending and syndications, debt and equity underwriting, advisory services, trade finance, cash management, investment portfolios, and related activities 30 .
•	Other – investment portfolios and other accounting adjustments.
INDUSTRY PROFILE
The wholesale banking sector is a mature, highly competitive market comprised of banks, large global investment firms, and independent niche dealers. Wholesale Banking provides capital markets and corporate and investment banking services to corporate, government, and institutional clients. Changing regulatory requirements continue to impact strategy and returns for the sector. Firms are responding by shifting their focus to client-driven trading revenue and fee income to reduce risk, preserve capital, and are also investing in technology to support growing levels of electronic trading across all markets. Competition is expected to remain intense for transactions with high-quality clients. Longer term, wholesale banks with a diversified client-focused business model, a full suite of products and services, and the ability to manage costs and capital effectively will be well-positioned to achieve attractive returns for shareholders.

29	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
30	Certain revenue streams are shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 28

STRATEGIC OBJECTIVES, ACCOMPLISHMENTS AND PRIORITIES

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Continue to build an integrated North American dealer franchise with global reach
• Announced TD’s acquisition of Cowen, which, following closing, will accelerate our U.S. dollar growth strategy by expanding product and service offerings, increasing depth in key business lines, and adding scale and high-quality talent
• Announced TD’s acquisition of First Horizon, which, following closing, will further expand our fixed income distribution capabilities through the integration of First Horizon’s wholesale division, FHN Financial
• Continued to invest in the global expansion of our U.S. dollar strategy, including the addition of senior leaders in ESG Solutions, as well as in the Communications, Media & Technology, Consumers, Healthcare, and Transportation sectors
• Continued to strengthen our leadership position as ESG capital markets advisors as demonstrated by a number of marquee transactions including:
–   Named Lead Manager of the Year for Sovereign, Supranational & Agency (SSA) Green Bonds in Environment Finance’s 2022 Bond Awards
–   Joint lead bookrunner on Government of Canada’s $5 billion inaugural Green Bond
–   Launched carbon advisory business and invested $10 million in the Boreal Wildlands Carbon Project
–   Participated in over US$20 billion Green, Social, Sustainability, and Sustainability-Linked (“GSSS”) bonds and Sustainability-Linked Loans and is the leading Canadian bank across global GSSS Bonds
31
• Ranked #1 in Base Metals and #2 in Precious Metals in the 2022 Energy Risk Commodity Rankings

In Canada, be the top-ranked investment dealer
• Recognized as a leader in capital markets for expertise and execution capabilities in Canada:
–   Named #1 Overall Canadian Fixed-Income Service Quality Leader in the 2022 Coalition Greenwich Study for the fourth consecutive year
–   Named Canadian FX Service Quality Leader for Corporates in the 2022 Coalition Greenwich Study for the third consecutive year
• Delivered on several marquee and strategic acquisitions and led important transactions in the Canadian market:
–   Financial Advisor to Ontario Teachers’ Pension Plan on its US$1.1 billion acquisition of portions of a renewables portfolio and a convertible equity portfolio financing from NextEra
–   Financial Advisor to KKR & Co on the $11.4 billion Pembina Gas Infrastructure (PGI) transaction. TD also acted as Joint Bookrunner and Administration Agent with respect to PGI’s $4.75 billion credit facilities.
–   Independent Valuator to the Special Committee of Turquoise Hill on its pending privatization by Rio Tinto

In the U.S., deliver value and trusted advice in sectors where we have competitive expertise
• Continued to add to our U.S. advisory and execution capability:
–   Financial advisor to Clearway Energy, Inc. on its US$1.9 billion sale of Clearway Community Energy
–   Active Bookrunner on Eversource Energy’s US$1.5 billion
2-
and
5-year
senior notes issuances, the largest Eversource offering ever
–   Financial Advisor to Firehouse Subs on its sale to Restaurant Brands International for US$1.0 billion
–   Financial Advisor to Global Student Accommodation on establishing a US$2.25 billion equity joint venture partnership with Morgan Stanley Real Estate with initial seed assets of US$1.6 billion
–   Financial advisor to Yesware, a portfolio company of Foundry, Battery Ventures and Google Ventures, on its sale to Vendasta
–   Financial Advisor to Cboe Global Markets on its acquisition of Aequitas Innovations
• Continued to grow our TDS Automated Trading business, increasing market share to over 15% in municipal bonds
32
, representing a 150% increase in volumes, and tripled trading volumes in investment-grade corporate bonds
• Top Canadian bank in the Hedge Fund Alert “Top Prime Broker of Hedge Funds” 2022 rankings, adding 25 new funds in TD Prime Services
• Onboarded 24 new clients in Corporate Cash Management
• Continued to grow our Trade Finance business, adding 30 new clients

In Europe and Asia-Pacific, leverage our global capabilities to build connected, sustainable franchises
• Awarded Australian Dollar Sovereign, Supranational & Agency House of the Year in the 2021 KangaNews Awards for the tenth time
• Ranked #2 Coming Force in SSA Bonds and #2 Most Impressive SSA House for the Canadian Markets in the 2022 GlobalCapital Bond Awards
• Sole Bookrunner on the Council of Europe Development Bank’s
€
100 million reopening of its
€
1 billion seven-year Social Inclusion Bond, in support of the long-term needs of Ukraine refugees in their host communities
• Joint Lead Bookrunner on Nestle Holdings Inc.’s $2 billion inaugural Maple offering
• Joint bookrunner on Anglian Water’s $350 million Maple bond offering, the first ever green Maple transaction.
• Lead arranger, agent and lender for a
10-year
US Export-Import Bank of United States (EXIM) -covered loan to refinance two Boeing Aircraft deals for Korean Airlines

Continue to grow with and support our TD Retail and Wealth partners
• In partnership with other segments:
–   Ultra-High Net Worth onboarded more than 50 clients with broad representation across TD Wealth
–   Rolled out U.S. dollar ATMs to more than 60 Canadian sites with a continued phased approach to national expansion
–   Launched Chatbot for TD Precious Metals to improve customer experience and provide 24/7 support
–   Lunar New Year Rounds Campaign sold a total of 5,800 coins, an annual increase in sales of 23%

31	#1 among Canadian banks for global GSSS Bonds. Reflects TD’s apportioned league table credit for bookrunner roles in FY22 as of November 2022. Source: Bloomberg
32	Based on Electronic Municipal Market Access service as at October 31, 2022.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 29

BUSINESS STRATEGY	BUSINESS HIGHLIGHTS IN 2022

Invest in an efficient and agile infrastructure, innovation and data capabilities, and adapt to industry and regulatory changes
• TD and Behavox Won ‘Best Innovative Technology Partnership with a Financial Institution’ award by the Canadian Regulatory Technology Association
• Built the operational framework to become TD Wealth’s executing broker on all U.S. dollar equity transactions

Be an extraordinary and inclusive place to work by attracting, developing, and retaining the best talent
• TD Securities’ Women in Leadership Committee Canada received the 2021 Women in Capital Markets Award for Excellence in Innovation
• Raised $1.8 million for children’s charities through the annual Underwriting Hope campaign
• Awarded 12 scholarships to diverse candidates through the annual TDS Bridging the Gap Scholarship
• Received a score of 100% in the Human Rights Campaign Corporate Equality Index in the U.S. for the seventh consecutive year

KEY PRIORITIES FOR 2023
•	Integrate Cowen and FHN Financial into our business and continue to integrate and extend the TDS Automated Trading platform
•	Continue to embed ESG capabilities throughout our business and build on our leadership in this space as we support clients with their transition to a low-carbon economy
•	Continue to invest in technology, drive innovation and analytical capabilities including:
–	Low latency and algorithmic trading in fixed income and foreign exchange to meet evolving client demand
–	A North American digital treasury ecosystem that provides flexible and data-rich solutions to our clients
–	End-to-end process efficiency and enhancing client value
•	Continue to invest alongside our retail, wealth, and commercial partners to add products for our clients
•	Maintain our focus on managing risk, capital, balance sheet, and liquidity
•	Continue to be an extraordinary place to work with a focus on inclusion and diversity

TABLE 22:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	2022	2021
Net interest income (TEB)	$2,937	$2,630

Non-interest income	1,894	2,070
Total revenue	4,831	4,700
Provision for (recovery of) credit losses – impaired	19	8

Provision for (recovery of) credit losses – performing	18	(126)
Total provision for (recovery of) credit losses	37	(118)
Non-interest expenses – reported	3,033	2,709
Non-interest expenses – adjusted 1,2	3,015	2,709
Provision for (recovery of) income taxes (TEB) – reported	436	539

Provision for (recovery of) income taxes (TEB) – adjusted 1	440	539
Net income – reported	$1,325	$1,570
Net income – adjusted 1	1,339	1,570
Selected volumes and ratios
Trading-related revenue (TEB) 3	$2,513	$2,279
Average gross lending portfolio (billions of Canadian dollars) 4	70.1	59.3
Return on common equity – reported 5	11.4%	18.9%
Return on common equity – adjusted 1,5	11.5	18.9
Efficiency ratio – reported	62.8	57.6

Efficiency ratio – adjusted 1	62.4	57.6

Average number of full-time equivalent staff	5,088	4,796

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – 2022: $18 million ($14 million after-tax).
3
Includes net interest income TEB of $2,080 million (2021 – $2,014 million), and trading income (loss) of $433 million (2021 – $265 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section and the Glossary of this document for additional information about this metric.

4	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of 2022 compared with 9% in the prior year.
REVIEW OF FINANCIAL PERFORMANCE
Wholesale Banking reported net income for the year was $1,325 million, a decrease of $245 million, or 16%, compared with the prior year, reflecting higher non-interest
expenses and PCL, partially offset by higher revenues. On an adjusted basis, net income was $1,339 million, a decrease of $231 million, or 15%.
Revenue was $4,831 million, an increase of $131 million, or 3%, compared with the prior year, reflecting higher trading-related, global transaction banking, and lending revenue, partially offset by lower underwriting revenue and markdowns in certain loan underwriting commitments.
PCL was a $37 million, compared with a recovery of $118 million in the prior year. PCL – impaired was $19 million primarily reflecting credit migration. PCL – performing was $18 million, compared with a recovery of $126 million in the prior year.
Reported
non-interest
expenses were $3,033 million, an increase of $324 million, or 12%, compared with the prior year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, the acquisition of TD Securities Automated Trading (previously Headlands Tech Global Markets, LLC), acquisition and integration-related charges primarily for the Cowen acquisition, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $3,015 million, an increase of $306 million, or 11%.
OPERATING ENVIRONMENT AND OUTLOOK
Looking ahead, the operating environment remains challenging, characterized by market volatility and macroeconomic headwinds, geo-political
and ESG considerations, intensifying competition, and evolving capital and regulatory requirements. These factors may affect corporate and investor sentiment and market and business conditions in a positive or negative manner which makes capital markets results difficult to forecast. TD Securities’ increasingly diversified and client-focused business model should be well positioned to support future growth.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 30

BUSINESS SEGMENT ANALYSIS
Corporate
Corporate segment is comprised of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments.

TABLE 23:  CORPORATE

(millions of Canadian dollars)	2022	2021

Net income (loss) – reported	$1,531	$(738)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	242	285
Acquisition and integration charges related to the Schwab transaction	111	103
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	(1,641)	–
Gain on sale of Schwab shares	(997)	–
Less: impact of income taxes	(363)	37
Net income (loss) – adjusted 1	$(391)	$(387)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(712)	$(739)

Other	321	352
Net income (loss) – adjusted 1	$(391)	$(387)
Selected volumes

Average number of full-time equivalent staff	19,885	17,721

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Corporate segment includes expenses related to a number of service and control functions, the impact of treasury and balance sheet management activities, certain tax items at an enterprise level, and intercompany adjustments such as elimination of TEB and the retailer program partners’ share relating to the U.S. strategic cards portfolio.
Corporate segment’s reported net income for the year was $1,531 million, compared with reported net loss of $738 million last year. The year-over-year increase primarily reflects a net gain from mitigation of interest rate volatility to closing capital on First Horizon acquisition, gain on sale of Schwab shares, and lower net corporate expenses, partially offset by a lower contribution from other items in the current year. Net corporate expenses decreased $27 million compared to the prior year, largely reflecting corporate real estate optimization costs in the prior year. Other items decreased $31 million, reflecting lower revenue from treasury and balance sheet management activities, partially offset by the favourable tax impact of earnings mix and the recognition of unused tax losses. The adjusted net loss for the year was $391 million, compared with an adjusted net loss of $387 million last year.
2022 ACCOMPLISHMENTS AND FOCUS FOR 2023
•	In 2022, the Corporate segment continued to support the Bank’s business segments by executing on enterprise and regulatory initiatives, and managing the Bank’s balance sheet and funding activities.
•
In 2023, the Corporate segment’s service and control groups will continue to proactively address the complexities and challenges arising from the operating environment to respond to changing demands and expectations of customers, communities, colleagues, governments and regulators.

•
Corporate segment will also maintain its focus on development and implementation of processes, systems, technologies, enterprise and regulatory controls to enable the Bank’s businesses to operate efficiently and effectively and in compliance with applicable regulatory requirements.

2021 FINANCIAL RESULTS OVERVIEW
Summary of 2021 Performance
NET INCOME
Reported net income for the year was $14,298 million, an increase of $2,403 million, or 20%, compared with prior year. The increase primarily reflects lower PCL, higher revenues in the Wealth Management and Insurance business, and lower insurance claims and related expenses, partially offset by a net gain on sale of the Bank’s investment in TD Ameritrade in the prior year, higher non-interest
expenses, lower revenue in the U.S. Retail business and a lower contribution from the Bank’s investment in Schwab as compared with the contribution from the Bank’s investment in TD Ameritrade in the prior year. On an adjusted basis, net income for the year was $14,649 million, an increase of $4,681 million, or 47%, compared with the prior year. The reported ROE for the year was 15.5%, compared with 13.6% prior year. The adjusted ROE for the year was 15.9%, compared with 11.4% in the prior year.
Reported diluted EPS for the year was $7.72, an increase of 20%, compared with $6.43 prior year. Adjusted diluted EPS for the year was $7.91, a 48% increase, compared with $5.36 in the prior year.
Reported revenue was $42,693 million, a decrease of $953 million, or 2%, compared with prior year. Adjusted revenue was $42,693 million, an increase of $468 million, or 1%, compared with the prior year.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 31

NET INTEREST INCOME
Net interest income for the year was $24,131 million, a decrease of $366 million, or 1%, compared with prior year. The decrease reflects lower margins in the U.S. Retail and Canadian Personal and Commercial Banking segments, and the impact of foreign exchange translation, partially offset by volume growth in the personal and commercial banking businesses, and higher trading net interest income.
NON-INTEREST
INCOME
Reported
non-interest
income for the year was $18,562 million, a decrease of $587 million, or 3%, compared with prior year reflecting the net gain on sale of the Bank’s investment in TD Ameritrade in the prior year. On an adjusted basis, non-interest
income for the year was $18,562 million, an increase of $834 million, or 5%, compared with prior year reflecting higher fee and transaction-based revenue in the wealth and banking businesses, insurance volumes, and higher revenue from treasury and balance sheet management activities. These were partially offset by lower wholesale trading revenue, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.
PROVISION FOR CREDIT LOSSES
PCL for the year was a recovery of $224 million, lower by $7,466 million, compared with prior year. PCL – impaired was $1,309 million, a decrease of $1,654 million, or 56%, largely related to improved credit conditions and prior year credit migration in the Wholesale lending portfolio. PCL – performing was a recovery of $1,533 million, lower by $5,812 million, reflecting a performing allowance increase in the prior year, and allowance release this year largely related to improved credit conditions, including a more favourable economic outlook. Total PCL as a percentage of credit volume was
-0.03%.
INSURANCE CLAIMS AND RELATED EXPENSES
Insurance claims and related expenses were $2,707 million, a decrease of $179 million, or 6%, compared with prior year reflecting more favourable current year claims experience and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest
income, partially offset by higher current year claims from business growth.
NON-INTEREST
EXPENSES
Reported
non-interest
expenses for the year were $23,076 million, an increase of $1,472 million, or 7%, reflecting an increase in the retailer program partners’ net share of the profits from the U.S. strategic cards portfolio, primarily as a result of lower PCL which accounted for approximately 5% of the increase.
Non-interest
expenses also reflect higher employee-related expenses and higher spend supporting business growth, partially offset by the impact of foreign exchange translation and prior year charges related to the Greystone acquisition, which collectively accounted for 2% of the increase. On an adjusted basis, non-interest
expenses were $22,909 million, an increase of $1,571 million, or 7%.
PROVISION FOR INCOME TAXES
Reported total income and other taxes increased by $2,509 million, or 91.7%, compared with prior year, reflecting an increase in income tax expense of $2,469 million, or 214.3%, and an increase in other taxes of $40 million, or 2.5%. Adjusted total income and other taxes increased by $1,678 million from prior year, or 46.6%, reflecting an increase in income tax expense of $1,638 million, or 81.1%.
The Bank’s reported effective tax rate was 21.1% for 2021, compared with 9.7% prior year. The year-over-year increase primarily reflects the impact of higher pre-tax
income as well as the impact of the sale of the Bank’s investment in TD Ameritrade in the prior year. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2021 Consolidated Financial Statements.
The Bank reported its investments in Schwab and TD Ameritrade using the equity method of accounting. Schwab’s tax expense ($280 million in the current year) and TD Ameritrade’s tax expense ($378 million in the prior year) were not part of the Bank’s effective tax rate.
BALANCE SHEET
Total assets
were $1,729 billion as at October 31, 2021, an increase of $13 billion, or 1%, from October 31, 2020. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total assets by $56 billion, or approximately 3%. The increase in total assets reflects debt securities at amortized cost (DSAC), net of allowance for credit losses of $41 billion, loans, net of allowances for loan losses of $5 billion and non-trading
financial assets at FVTPL of $1 billion. The increase was partially offset by a decrease in financial assets at fair value through other comprehensive income (FVOCI) of $24 billion, cash and interest-bearing deposits with banks of $5 billion, securities purchased under reverse repurchase agreements of $2 billion, trading loans, securities, and other of $1 billion, other assets of $1 billion and investment in Schwab of $1 billion.
Total liabilities
were $1,629 billion as at October 31, 2021, an increase of $9 billion, or 1%, from October 31, 2020. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total liabilities by $59 billion, or approximately 4%. The increase in total liabilities reflects financial liabilities designated at FVTPL of $54 billion, derivatives of $4 billion, trading deposits of $4 billion and other liabilities of $2 billion. The increase was partially offset by a decrease in obligations related to securities sold under repurchase agreements of $45 billion and deposits of $10 billion.
Equity
was $100 billion as at October 31, 2021, an increase of $4 billion, or 5%, from October 31, 2020. The increase primarily reflects an increase in retained earnings, partially offset by the impact of foreign exchange translation.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 32

GROUP FINANCIAL CONDITION
Balance Sheet Review

TABLE 24:  CONDENSED CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	October 31, 2022	October 31, 2021
Assets
Cash and Interest-bearing deposits with banks	$145,850	$165,893
Trading loans, securities, and other	143,726	147,590
Non-trading financial assets at fair value through profit or loss	10,946	9,390
Derivatives	103,873	54,427
Financial assets designated at fair value through profit or loss	5,039	4,564
Financial assets at fair value through other comprehensive income	69,675	79,066
Debt securities at amortized cost, net of allowance for credit losses	342,774	268,939
Securities purchased under reverse repurchase agreements	160,167	167,284
Loans, net of allowance for loan losses	831,043	722,622
Investment in Schwab	8,088	11,112

Other	96,347	97,785
Total assets	$1,917,528	$1,728,672
Liabilities
Trading deposits	$23,805	$22,891
Derivatives	91,133	57,122
Financial liabilities designated at fair value through profit or loss	162,786	113,988
Deposits	1,229,970	1,125,125
Obligations related to securities sold under repurchase agreements	128,024	144,097
Subordinated notes and debentures	11,290	11,230

Other	159,137	154,401

Total liabilities	1,806,145	1,628,854

Total equity	111,383	99,818
Total liabilities and equity	$1,917,528	$1,728,672
Total assets
were $1,918 billion as at October 31, 2022, an increase of $189 billion, or 11%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total assets by $79 billion, or approximately 5%.
The increase in total assets reflects loans, net of allowances for loan losses of $108 billion, DSAC, net of allowance for credit losses of $74 billion, derivatives of $49 billion, and non-trading
financial assets at FVTPL of $2 billion. The increase was partially offset by a decrease in cash and interest-bearing deposits with banks of $20 billion, financial assets at FVOCI of $9 billion, securities purchased under reverse repurchase agreements of $7 billion, trading loans, securities, and other of $4 billion, investment in Schwab of $3 billion, other assets of $1 billion.
Cash and interest-bearing deposits with banks
decreased $20 billion primarily reflecting cash management activities, partially offset by the impact of foreign exchange translation.
Trading loans, securities, and other
decreased $4 billion primarily in equity securities, partially offset by increase in government-related securities and the impact of foreign exchange translation.
Non-trading
financial assets at fair value through profit or loss
increased $2 billion reflecting new investments.
Derivative
assets
increased $49 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial assets at fair value through other comprehensive income decreased $9 billion primarily reflecting maturities and sales, partially offset by new investments and the impact of foreign exchange translation.
Debt securities at amortized cost, net of allowance for credit losses increased $74 billion reflecting new investments and the impact of foreign exchange translation, partially offset by maturities and sales.
Securities purchased under reverse repurchase agreements
decreased $7 billion
primarily
reflecting a decrease in volume, partially offset by the impact of foreign exchange translation.
Loans, net of allowance for loan losses
increased $108 billion reflecting volume growth in business and government loans, real estate secured lending, and the impact of foreign exchange translation.
Investment in Schwab
decreased $3 billion primarily reflecting the impact of the Bank’s share of Schwab’s other comprehensive loss and a reduction in the Bank’s ownership interest in Schwab with the sale of approximately 28 million shares, partially offset by the Bank’s share of Schwab’s net income and the impact of foreign exchange translation.
Other
assets
decreased $1 billion primarily in amounts receivable from brokers, dealers and clients reflecting lower volumes of pending trades, partially offset by increase in current income tax receivable, and the impact of foreign exchange translation.
Total liabilities
were $1,806 billion as at October 31, 2022, an increase of $177 billion, or 11%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total liabilities by $83 billion, or approximately 5%.
The increase in total liabilities reflects deposits of $105 billion, financial liabilities designated at FVTPL of $49 billion, derivatives of $34 billion, other liabilities of $4 billion and trading deposits of $1 billion. The increase was partially offset by a decrease in obligations related to securities sold under repurchase agreements of $16 billion.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 33

Trading deposits
increased $1 billion primarily reflecting impact of foreign exchange translation.
Derivative
liabilities
increased $34 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial liabilities designated at fair value through profit or loss increased $49 billion primarily reflecting new issuances and the impact of foreign exchange translation, partially offset by maturities.
Deposits
increased $105 billion reflecting volume growth in business and government deposits and deposit with banks, and the impact of foreign exchange translation, partially offset by lower volumes in personal deposits.
Obligations related to securities sold under repurchase agreements decreased $16 billion reflecting a decrease in volume, partially offset by the impact of foreign exchange translation.
Other
liabilities increased $4 billion primarily reflecting an increase in liabilities related to structured entities and the impact of foreign exchange translation.
Equity
was $111 billion as at October 31, 2022, an increase of $12 billion from October 31, 2021. The increase primarily reflects an increase in retained earnings, and preferred shares and other equity instruments, partially offset by a decrease in accumulated other comprehensive income. The decrease in accumulated other comprehensive income is primarily driven by losses on cash flow hedges and from the Bank’s share of the other comprehensive loss from the investment in Schwab, partially offset by the impact of foreign exchange translation.

GROUP FINANCIAL CONDITION
Credit Portfolio Quality
AT A GLANCE OVERVIEW
•	Loans and acceptances, net of allowance for loan losses were $853 billion, an increase of $110 billion compared with last year.
•	Impaired loans net of Stage 3 allowances were $1,746 million, a decrease of $36 million compared with last year.
•	Provision for credit losses was $1,067 million, compared with a recovery of $224 million last year.
•	Total allowance for credit losses including off-balance sheet positions increased by $111 million to $7,366 million.
LOAN PORTFOLIO
The Bank increased its loans and acceptances net of allowance for loan losses by $110 billion, or 15%, from the prior year, primarily reflecting volume growth in the business and government and real estate secured lending portfolios, and the impact of foreign exchange.
While the majority of the Bank’s credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance
sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 of the 2022 Consolidated Financial Statements.
CONCENTRATION OF CREDIT RISK
The Bank’s loan portfolio continued to be concentrated in Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 63% of total loans net of Stage 3 allowances, down 3% from 2021. During the year, these portfolios increased by $47 billion, or 10%, and totalled $536 billion at year end. Residential mortgages represented 34% of total loans net of Stage 3 allowances in 2022, down 2% from 2021. Consumer instalment and other personal loans, and credit card loans were 28% of total loans net of Stage 3 allowances in 2022, down 2% from 2021.
The Bank’s business and government loan portfolio was 38% of total loans net of Stage 3 allowances, up 4% from 2021. The largest business and government sector concentrations in Canada were the Real estate and Financial sectors, which comprised 6% and 2% of net loans, respectively. Real estate and Financial sectors were the largest U.S. sector concentrations in 2022, representing 4% and 3% of net loans, respectively.
Geographically, the credit portfolio remained concentrated in Canada. In 2022, the percentage of loans net of Stage 3 allowances held in Canada was 66%, down 3% from 2021. The largest Canadian regional exposure was in Ontario, which represented 39% of total loans net of Stage 3 allowances for 2022, compared with 40% in the prior year.
The remaining credit portfolio was predominantly in the U.S., which represented 32% of loans net of Stage 3 allowances, up 2% from 2021. Exposures to acquired credit-impaired (ACI) loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New York, New England, and New Jersey which represented 6%, 5%, and 3% of total loans net of Stage 3 allowances, respectively, compared with 6%, 5%, and 4% in the prior year.
Under IFRS 9,
Financial Instruments
(IFRS 9), the Bank calculates allowances for expected credit losses (ECLs) on DSAC and debt securities at FVOCI. The Bank has $407 billion in such debt securities of which $407 billion are performing securities (Stage 1 and 2) and none are impaired. The allowance for credit losses on DSAC and debt securities at FVOCI was $1 million and $2 million, respectively.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 34

TABLE 25:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
1,2

(millions of Canadian dollars, except as noted)	Percentage of total
	October 31 2022			October 31 2021	October 31 2022	October 31 2021
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans
Canada
Residential mortgages	$246,206	$21	$246,185	$231,642	28.7%	31.0%
Consumer instalment and other personal
HELOC 3	113,346	27	113,319	101,913	13.2	13.6
Indirect Auto	27,187	48	27,139	27,541	3.2	3.7
Other	18,448	30	18,418	19,229	2.1	2.6

Credit card	17,375	52	17,323	15,100	2.0	2.0

Total personal	422,562	178	422,384	395,425	49.2	52.9
Real estate
Residential	27,139	1	27,138	24,715	3.2	3.3

Non-residential	22,529	17	22,512	18,840	2.6	2.5

Total real estate	49,668	18	49,650	43,555	5.8	5.8
Agriculture	9,222	1	9,221	9,058	1.1	1.2
Automotive	7,072	5	7,067	4,985	0.8	0.7
Financial	18,018	–	18,018	15,134	2.1	2.0
Food, beverage, and tobacco	3,016	4	3,012	2,582	0.4	0.3
Forestry	635	–	635	577	0.1	0.1
Government, public sector entities, and education	3,722	19	3,703	2,873	0.4	0.4
Health and social services	9,133	19	9,114	8,431	1.1	1.1
Industrial construction and trade contractors	5,490	83	5,407	4,541	0.6	0.6
Metals and mining	2,194	12	2,182	1,658	0.3	0.2
Oil and gas	2,422	19	2,403	2,479	0.3	0.5
Power and utilities	6,275	–	6,275	3,923	0.7	0.3
Professional and other services	5,249	32	5,217	4,360	0.6	0.6
Retail sector	4,284	68	4,216	3,639	0.5	0.5
Sundry manufacturing and wholesale	4,275	7	4,268	2,754	0.5	0.4
Telecommunications, cable, and media	4,154	5	4,149	2,692	0.5	0.4
Transportation	3,440	13	3,427	3,295	0.4	0.4

Other	6,131	3	6,128	5,314	0.7	0.7

Total business and government	144,400	308	144,092	121,850	16.9	16.2

Total Canada	566,962	486	566,476	517,275	66.1	69.1
United States
Residential mortgages	47,646	35	47,611	36,555	5.5	4.9
Consumer instalment and other personal
HELOC	9,887	20	9,867	8,700	1.2	1.2
Indirect Auto	36,385	26	36,359	31,527	4.3	4.3
Other	865	3	862	766	0.1	0.1

Credit card	18,629	155	18,474	15,495	2.2	2.1

Total personal	113,412	239	113,173	93,043	13.3	12.6
Real estate
Residential	10,669	1	10,668	9,238	1.2	1.2

Non-residential	25,641	4	25,637	21,513	2.9	2.8

Total real estate	36,310	5	36,305	30,751	4.1	4.0
Agriculture	1,158	–	1,158	737	0.1	0.1
Automotive	7,779	–	7,779	4,210	0.9	0.6
Financial	22,480	–	22,480	16,337	2.6	2.2
Food, beverage, and tobacco	3,644	1	3,643	3,014	0.4	0.4
Forestry	521	2	519	467	0.1	0.1
Government, public sector entities, and education	15,830	1	15,829	14,033	1.8	1.8
Health and social services	15,706	3	15,703	13,735	1.8	1.8
Industrial construction and trade contractors	1,916	4	1,912	2,362	0.2	0.3
Metals and mining	1,863	1	1,862	1,453	0.2	0.2
Oil and gas	1,153	5	1,148	1,123	0.1	0.3
Power and utilities	5,923	–	5,923	3,739	0.7	0.4
Professional and other services	14,691	2	14,689	11,665	1.7	1.6
Retail sector	5,499	3	5,496	5,359	0.6	0.7
Sundry manufacturing and wholesale	8,378	2	8,376	6,221	1.0	0.8
Telecommunications, cable, and media	9,106	–	9,106	3,212	1.1	0.4
Transportation	5,278	1	5,277	6,995	0.6	0.9

Other	3,092	2	3,090	2,289	0.4	0.3

Total business and government	160,327	32	160,295	127,702	18.4	16.9

Total United States	273,739	271	273,468	220,745	31.7	29.5
International
Personal	23	–	23	34	–	–

Business and government	18,722	–	18,722	10,227	2.2	1.4

Total international	18,745	–	18,745	10,261	2.2	1.4

Total excluding other loans	859,446	757	858,689	748,281	100.0	100.0
Other loans

Acquired credit-impaired loans 4	115	4	111	146	–	–

Total other loans	115	4	111	146	–	–
Total	$859,561	$761	$858,800	$748,427	100.0%	100.0%
Stage 1 and Stage 2 allowance for loan losses – performing

Personal, business and government			5,671	5,755
Total, net of allowance			$853,129	$742,672
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired)			14.7%	0.8%

Percentage change over previous year – loans and acceptances, net of allowance			14.9	1.0

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Home equity line of credit.
4	Includes Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 35

TABLE 26:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2

(millions of Canadian dollars, except as noted)				As at	Percentage of total
			October 31 2022	October 31 2021	October 31 2022	October 31 2021
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans
Canada
Atlantic provinces	$13,416	$18	$13,398	$12,868	1.6%	1.7%
British Columbia 3	89,058	40	89,018	78,435	10.4	10.5
Ontario 3	332,229	339	331,890	300,736	38.6	40.2
Prairies 3	85,914	52	85,862	82,951	10.0	11.1

Québec	46,345	37	46,308	42,285	5.4	5.6
Total Canada	566,962	486	566,476	517,275	66.0	69.1
United States
Carolinas (North and South)	16,629	12	16,617	12,587	1.9	1.7
Florida	22,654	21	22,633	18,653	2.6	2.5
New England 4	42,810	31	42,779	35,422	5.0	4.7
New Jersey	23,336	24	23,312	27,834	2.7	3.7
New York	52,244	43	52,201	43,297	6.1	5.8
Pennsylvania	17,047	12	17,035	12,962	2.0	1.7

Other 5	99,019	128	98,891	69,990	11.5	9.4

Total United States	273,739	271	273,468	220,745	31.8	29.5
International
Europe	6,208	–	6,208	4,212	0.7	0.6

Other	12,537	–	12,537	6,049	1.5	0.8

Total international	18,745	–	18,745	10,261	2.2	1.4
Total excluding other loans	859,446	757	858,689	748,281	100.0	100.0
Other loans	115	4	111	146	–	–
Total	$859,561	$761	$858,800	$748,427	100.0%	100.0%
Stage 1 and Stage 2 allowances			5,671	5,755
Total, net of allowance			$853,129	$742,672

Percentage change over previous year – loans and acceptances, net of Stage 3 allowances for loan losses (impaired)			2022	2021
Canada			9.5%	6.8%
United States			23.9	(11.3)
International			82.7	11.3
Other loans			(24.0)	(34.2)
Total			14.9%	1.0%

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes loans attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
REAL ESTATE SECURED LENDING
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 27:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total real estate secured lending
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					October 31, 2022
Total	$246,206	$81,689	$327,895	$31,657	$359,552
					October 31, 2021
Total	$231,675	$71,016	$302,691	$30,917	$333,608

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 36

TABLE 28:  REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									October 31, 2022
Canada
Atlantic provinces	$2,713	1.1%	$4,117	1.7%	$227	0.2%	$1,697	1.5%	$2,940	0.8%	$5,814	1.6%
British Columbia 4	8,897	3.6	41,612	16.9	1,265	1.1	20,386	18.0	10,162	2.8	61,998	17.2
Ontario 4	23,146	9.4	106,940	43.4	4,619	4.1	60,357	53.2	27,765	7.8	167,297	46.6
Prairies 4	19,259	7.8	18,391	7.5	2,107	1.9	11,734	10.4	21,366	5.9	30,125	8.4

Québec	7,670	3.1	13,461	5.5	735	0.6	10,219	9.0	8,405	2.3	23,680	6.6

Total Canada	61,685	25.0%	184,521	75.0%	8,953	7.9%	104,393	92.1%	70,638	19.6%	288,914	80.4%

United States	1,127		46,591		–		9,895		1,127		56,486
Total	$62,812		$231,112		$8,953		$114,288		$71,765		$345,400
									October 31, 2021
Canada
Atlantic provinces	$3,007	1.3%	$3,575	1.5%	$265	0.3%	$1,451	1.4%	$3,272	1.0%	$5,026	1.5%
British Columbia 4	9,522	4.1	37,169	16.0	1,446	1.4	17,738	17.4	10,968	3.3	54,907	16.5
Ontario 4	25,603	11.1	94,913	41.1	5,173	5.1	52,977	52.0	30,776	9.1	147,890	44.3
Prairies 4	20,590	8.9	17,244	7.4	2,425	2.4	11,314	11.1	23,015	6.9	28,558	8.6

Québec	8,138	3.5	11,914	5.1	841	0.8	8,303	8.1	8,979	2.7	20,217	6.1

Total Canada	66,860	28.9%	164,815	71.1%	10,150	10.0%	91,783	90.0%	77,010	23.0%	256,598	77.0%

United States	868		35,797		–		8,736		868		44,533
Total	$67,728		$200,612		$10,150		$100,519		$77,878		$301,131

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the period over which the Bank’s residential mortgages would be fully repaid based on the amount of the most recent payment received. All figures are calculated based on current customer payment amounts, including voluntary payments larger than the original contractual amounts and/or other voluntary prepayments. The most recent customer payment amount may exceed the original contractual amount due.
Balances with a remaining amortization longer than 30 years primarily reflect Canadian variable rate mortgages where interest rate increases relative to current customer payment levels have resulted in a longer current amortization period. At renewal, the amortization period for Canadian mortgages reverts to the remaining contractual amortization, which may require increased payments.

TABLE 29:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

									As at
	<=5 years	>5 – 10 years	>10 – 15 years	>15 – 20 years	>20 – 25 years	>25 – 30 years	>30 – 35 years	>35 years	Total
							October 31, 2022
Canada	0.8%	2.7%	5.4%	13.5%	29.5%	19.2%	3.7%	25.2%	100.0%

United States	8.3	2.0	4.1	6.3	13.1	64.9	0.7	0.6	100.0
Total	2.0%	2.6%	5.2%	12.3%	26.8%	26.7%	3.2%	21.2%	100.0%
							October 31, 2021
Canada	0.9%	3.2%	6.6%	19.0%	42.1%	28.2%	–%	–%	100.0%

United States	8.4	3.2	4.6	5.7	17.8	58.1	2.0	0.2	100.0
Total	1.9%	3.2%	6.4%	17.2%	38.7%	32.3%	0.3%	–%	100.0%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 30:  UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

				For the 12 months ended
	October 31, 2022			October 31, 2021
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
Canada
Atlantic provinces	71%	69%	70%	73%	71%	72%
British Columbia 6	66	63	65	68	65	67
Ontario 6	66	63	65	68	66	67
Prairies 6	74	71	73	74	71	73

Québec	71	71	71	73	72	72
Total Canada	67	65	66	69	67	68

United States	71	64	69	72	63	70
Total	68%	65%	67%	69%	66%	68%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	HELOC loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 37

IMPAIRED LOANS
A loan is considered impaired and migrates to Stage 3 when it is 90 days or more past due for retail exposures, rated borrower risk rating (BRR) 9 for non-retail
exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Gross impaired loans excluding ACI loans increased $92 million, or 4%, compared with the prior year.
In Canada, impaired loans net of Stage 3 allowances decreased by $25 million, or 5% in 2022. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $295 million, a decrease of $57 million, or 16%, impacted by improved credit conditions, and largely reflected in the residential mortgage and HELOC portfolios. Business and government impaired loans net of Stage 3 allowances were $193 million, an increase of $32 million, or 20%, compared with the prior year, as new formations outpaced resolutions.
In the U.S., net impaired loans decreased by $11 million, or 1% in 2022. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $990 million, an increase of $69 million, or 7%, compared with the prior year reflecting the impact of foreign exchange and some normalization of credit performance. Business and government net impaired loans were $268 million, a decrease of $80 million, or 23%, compared with the prior year reflecting resolutions outpacing new formations, partially offset by the impact of foreign exchange.
Geographically, 28% of total net impaired loans were located in Canada and 72% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, representing 15% of total net impaired loans, compared with 14% in the prior year. The largest regional concentration of net impaired loans in the U.S. was in New York, representing 18% of total net impaired loans, compared with 18% in the prior year.

TABLE 31:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3

(millions of Canadian dollars)	2022	2021
Personal, Business and Government Loans
Impaired loans as at beginning of period	$2,411	$3,157
Classified as impaired during the period	4,339	3,839
Transferred to performing during the period	(1,009)	(938)
Net repayments	(1,418)	(1,322)
Disposals of loans	(1)	(18)
Amounts written off	(1,994)	(2,173)

Exchange and other movements	175	(134)
Impaired loans as at end of year	$2,503	$2,411

1	Includes customers’ liability under acceptances.
2	Excludes ACI loans.
3	Includes loans that are measured at FVOCI.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 38

TABLE 32:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY INDUSTRY SECTOR
1,2,3,4

(millions of Canadian dollars, except as noted)				As at	Percentage of total
			Oct. 31 2022	Oct. 31 2021	Oct. 31 2022	Oct. 31 2021
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans
Canada
Residential mortgages	$172	$21	$151	$200	8.7%	11.2%
Consumer instalment and other personal
HELOC	94	27	67	101	3.8	5.7
Indirect Auto	74	48	26	12	1.5	0.7
Other	46	30	16	11	0.9	0.6

Credit card 5	87	52	35	28	2.0	1.6

Total personal	473	178	295	352	16.9	19.8
Real estate
Residential	3	1	2	1	0.1	0.1

Non-residential	37	17	20	2	1.2	0.1

Total real estate	40	18	22	3	1.3	0.2
Agriculture	10	1	9	8	0.5	0.4
Automotive	11	5	6	6	0.3	0.3
Financial	–	–	–	–	–	–
Food, beverage, and tobacco	11	4	7	4	0.4	0.2
Forestry	1	–	1	1	0.1	0.1
Government, public sector entities, and education	23	19	4	–	0.2	–
Health and social services	51	19	32	22	1.8	1.2
Industrial construction and trade contractors	91	83	8	27	0.5	1.5
Metals and mining	31	12	19	3	1.1	0.2
Oil and gas	30	19	11	17	0.6	1.0
Power and utilities	–	–	–	–	–	–
Professional and other services	49	32	17	10	1.0	0.5
Retail sector	107	68	39	52	2.2	2.9
Sundry manufacturing and wholesale	11	7	4	3	0.2	0.2
Telecommunications, cable, and media	8	5	3	3	0.2	0.2
Transportation	18	13	5	2	0.3	0.1

Other	9	3	6	–	0.3	–

Total business and government	501	308	193	161	11.0	9.0

Total Canada	974	486	488	513	27.9	28.8
United States
Residential mortgages	468	35	433	379	24.8	21.3
Consumer instalment and other personal
HELOC	280	20	260	310	14.9	17.4
Indirect Auto	213	26	187	171	10.7	9.6
Other	6	3	3	2	0.2	0.1

Credit card 5	262	155	107	59	6.1	3.3

Total personal	1,229	239	990	921	56.7	51.7
Real estate
Residential	19	1	18	46	1.0	2.5

Non-residential	48	4	44	91	2.5	5.1

Total real estate	67	5	62	137	3.5	7.6
Agriculture	1	–	1	1	0.1	0.1
Automotive	5	–	5	4	0.3	0.2
Financial	2	–	2	7	0.1	0.4
Food, beverage, and tobacco	5	1	4	8	0.2	0.4
Forestry	2	2	–	–	–	–
Government, public sector entities, and education	4	1	3	5	0.2	0.3
Health and social services	28	3	25	20	1.4	1.1
Industrial construction and trade contractors	24	4	20	14	1.1	0.8
Metals and mining	4	1	3	14	0.2	0.8
Oil and gas	6	5	1	1	0.1	0.1
Power and utilities	–	–	–	7	–	0.4
Professional and other services	44	2	42	53	2.4	3.0
Retail sector	45	3	42	29	2.4	1.6
Sundry manufacturing and wholesale	40	2	38	12	2.2	0.7
Telecommunications, cable, and media	5	–	5	6	0.3	0.3
Transportation	11	1	10	25	0.6	1.4

Other	7	2	5	5	0.3	0.3

Total business and government	300	32	268	348	15.4	19.5

Total United States	1,529	271	1,258	1,269	72.1	71.2

International	–	–	–	–	–	–

Total	$2,503	$757	$1,746	$1,782	100.0%	100.0%

Net impaired loans as a % of common equity			1.74%	1.89%

1	Includes customers’ liability under acceptances.
2	Primarily based on the geographic location of the customer’s address.
3	Includes loans that are measured at FVOCI.
4	Excludes ACI loans, debt securities classified as loans under IAS 39 , Financial Instruments: Recognition and Measurement (IAS 39) and DSAC and debt securities at FVOCI under IFRS 9.
5	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 39

TABLE 33:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES BY GEOGRAPHY
1,2,3,4,5

(millions of Canadian dollars, except as noted)				As at	Percentage of total
			October 31 2022	October 31 2021	October 31 2022	October 31 2021
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans
Canada
Atlantic provinces	$29	$18	$11	$18	0.6%	1.0%
British Columbia 6	93	40	53	61	3.0	3.4
Ontario 6	596	339	257	244	14.7	13.7
Prairies 6	184	52	132	165	7.6	9.3

Québec	72	37	35	25	2.0	1.4

Total Canada	974	486	488	513	27.9	28.8
United States
Carolinas (North and South)	83	12	71	64	4.1	3.6
Florida	155	21	134	136	7.7	7.6
New England 7	238	31	207	235	11.9	13.2
New Jersey	183	24	159	157	9.1	8.8
New York	365	43	322	319	18.4	17.9
Pennsylvania	89	12	77	82	4.4	4.6

Other	416	128	288	276	16.5	15.5

Total United States	1,529	271	1,258	1,269	72.1	71.2

Total	$2,503	$757	$1,746	$1,782	100.0%	100.0%
Net impaired loans as a % of net loans			0.20%	0.24%

1	Includes customers’ liability under acceptances.
2	Primarily based on the geographic location of the customer’s address.
3	Includes loans that are measured at FVOCI.
4	Excludes ACI loans.
5	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
7	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
ALLOWANCE FOR CREDIT LOSSES
The allowance for credit losses including
off-balance
sheet positions of $7,366 million as at October 31, 2022, was comprised of Stage 3 allowance for impaired loans of $764 million, Stage 2 allowance of $3,644 million, and Stage 1 allowance of $2,955 million, and allowance for debt securities of $3 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
Stage 3 allowances (impaired)
The Stage 3 allowance for loan losses increased $126 million, or 20%, compared with last year, reflecting some normalization of credit performance, and the impact of foreign exchange.
Stage 1 and Stage 2 allowances (performing)
As at October 31, 2022, the performing allowance was $6,599 million, down from $6,608 million as at October 31, 2021. The decrease this year largely reflected improved credit conditions, partially offset by the impact of foreign exchange. The performing allowance change included an increase of $20 million attributable to the partners’ share of the U.S. strategic cards portfolios. The performing allowance for debt securities decreased by $6 million compared with last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of ECLs based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s 2022 Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. There remains considerable uncertainty regarding the economic trajectory, and the allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s 2022 Consolidated Financial Statements for additional detail.
PROVISION FOR CREDIT LOSSES
The PCL is the amount charged to income to bring the total allowance for credit losses, including both Stage 1 and 2 allowances (performing) and Stage 3 allowance (impaired), to a level that management considers adequate to absorb expected and incurred credit-related losses in the Bank’s loan portfolio. Provisions are reduced by any recoveries in the year.
In Canada, PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $565 million, an increase of $12 million, or 2%, compared to 2021. PCL – impaired related to business and government loans was $97 million, a decrease of $5 million or 5%, compared with last year.
In the U.S., PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $743 million, an increase of $154 million, or 26%, compared to 2021, largely related to some normalization of credit performance and the impact of foreign exchange. PCL – impaired related to business and government loans was $37 million, a decrease of $36 million or 49%, compared with last year, largely reflecting improved credit conditions.
Geographically, the largest regional concentration of PCL – impaired in Canada was in Ontario. The largest regional concentration of PCL – impaired in the U.S. was in New York.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 40

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 34:  PROVISION FOR CREDIT LOSSES

(millions of Canadian dollars)	2022	2021
Provision for credit losses – Stage 3 (impaired)
Canadian Personal and Commercial Banking	$639	$650
U.S. Retail	522	438
Wealth Management and Insurance	–	2
Wholesale Banking	19	8

Corporate 1	257	211

Total provision for credit losses – Stage 3	1,437	1,309
Provision for credit losses – Stage 1 and Stage 2 (performing) 2
Canadian Personal and Commercial Banking	(148)	(394)
U.S. Retail	(187)	(688)
Wealth Management and Insurance	1	–
Wholesale Banking	18	(126)

Corporate 1	(54)	(325)

Total provision for credit losses – Stage 1 and 2	(370)	(1,533)
Provision for credit losses	$1,067	$(224)
1	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
2	Includes PCL on financial assets, loan commitments, and financial guarantees.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 41

TABLE 35:  PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR
1,2

(millions of Canadian dollars, except as noted)	For the years ended		Percentage of total
	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Stage 3 provision for credit losses (impaired)
Canada
Residential mortgages	$(4)	$–	(0.3)%	–%
Consumer instalment and other personal
HELOC	12	3	0.8	0.2
Indirect auto	156	151	10.9	11.5
Other	128	126	8.9	9.6

Credit card	273	273	19.0	20.9

Total personal	565	553	39.3	42.2
Real estate
Residential	–	1	–	0.1

Non-residential	16	–	1.1	–

Total real estate	16	1	1.1	0.1
Agriculture	(1)	(1)	(0.1)	(0.1)
Automotive	(2)	4	(0.1)	0.3
Financial	–	–	–	–
Food, beverage, and tobacco	1	2	0.1	0.2
Forestry	–	–	–	–
Government, public sector entities, and education	–	24	–	1.8
Health and social services	3	7	0.2	0.5
Industrial construction and trade contractors	18	24	1.2	1.8
Metals and mining	9	1	0.6	0.1
Oil and gas	(2)	8	(0.1)	0.6
Power and utilities	–	–	–	–
Professional and other services	24	13	1.7	1.0
Retail sector	14	9	1.0	0.7
Sundry manufacturing and wholesale	–	–	–	–
Telecommunications, cable, and media	–	–	–	–
Transportation	7	7	0.5	0.5

Other	10	3	0.7	0.3

Total business and government	97	102	6.8	7.8

Total Canada	662	655	46.1	50.0
United States
Residential mortgages	10	(4)	0.7	(0.3)
Consumer instalment and other personal
HELOC	(12)	(19)	(0.8)	(1.5)
Indirect auto	69	92	4.8	7.0
Other	210	140	14.6	10.7

Credit card	466	380	32.4	29.1

Total personal	743	589	51.7	45.0
Real estate
Residential	–	3	–	0.2

Non-residential	(5)	(4)	(0.3)	(0.3)

Total real estate	(5)	(1)	(0.3)	(0.1)
Agriculture	–	–	–	–
Automotive	–	–	–	–
Financial	(1)	5	(0.1)	0.4
Food, beverage, and tobacco	(1)	3	(0.1)	0.2
Forestry	16	–	1.1	–
Government, public sector entities, and education	–	(1)	–	(0.1)
Health and social services	5	3	0.3	0.2
Industrial construction and trade contractors	4	4	0.3	0.3
Metals and mining	1	(1)	0.1	(0.1)
Oil and gas	(2)	8	(0.1)	0.6
Power and utilities	–	3	–	0.2
Professional and other services	(1)	2	(0.1)	0.2
Retail sector	3	8	0.2	0.6
Sundry manufacturing and wholesale	3	2	0.2	0.2
Telecommunications, cable, and media	–	1	–	0.1
Transportation	(2)	10	(0.1)	0.8

Other	17	27	1.1	2.1

Total business and government	37	73	2.5	5.6

Total United States	780	662	54.2	50.6

International	–	–	–	–

Total excluding other loans	1,442	1,317	100.3	100.6
Other loans
Debt securities at amortized cost and FVOCI	–	–	–	–

Acquired credit-impaired loans 3	(5)	(8)	(0.3)	(0.6)

Total other loans	(5)	(8)	(0.3)	(0.6)
Total Stage 3 provision for credit losses (impaired)	$1,437	$1,309	100.0%	100.0%
Stage 1 and 2 provision for credit losses
Personal, business, and government	$(364)	$(1,534)
Debt securities at amortized cost and FVOCI	(6)	1

Total Stage 1 and 2 provision for credit losses	(370)	(1,533)
Total provision for credit losses	$1,067	$(224)

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 42

TABLE 36:  PROVISION FOR CREDIT LOSSES BY GEOGRAPHY
1,2,3

(millions of Canadian dollars, except as noted)	For the years ended		Percentage of total
	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Canada
Atlantic provinces	$38	$40	3.6%	(17.9)%
British Columbia 4	92	73	8.6	(32.6)
Ontario 4	288	315	27.0	(140.6)
Prairies 4	159	163	14.9	(72.8)

Québec	85	64	8.0	(28.5)

Total Canada	662	655	62.1	(292.4)
United States
Carolinas (North and South)	36	35	3.4	(15.6)
Florida	70	59	6.6	(26.3)
New England 5	92	65	8.6	(29.0)
New Jersey	73	52	6.8	(23.2)
New York	119	101	11.2	(45.1)
Pennsylvania	32	30	3.0	(13.4)

Other 6	358	320	33.5	(142.9)

Total United States	780	662	73.1	(295.5)

International	–	–	–	–

Total excluding other loans	1,442	1,317	135.2	(587.9)

Other loans 7	(5)	(8)	(0.5)	3.5
Total Stage 3 provision for credit losses (impaired)	1,437	1,309	134.7	(584.4)

Stage 1 and 2 provision for credit losses	(370)	(1,533)	(34.7)	684.4
Total provision for credit losses	$1,067	$(224)	100.0%	100.0%

Provision for credit losses as a % of average net loans and acceptances 6	October 31 2022	October 31 2021
Canada
Residential mortgages	–%	–%
Credit card, consumer instalment and other personal	0.34	0.35

Business and government	0.07	0.08

Total Canada	0.12	0.03
United States
Residential mortgages	0.02	(0.01)
Credit card, consumer instalment and other personal	1.26	1.08

Business and government	0.03	0.06

Total United States	0.34	(0.17)

International	–	0.03

Total excluding other loans	0.18	0.18

Other loans	100.00	(61.54)

Total Stage 3 provision for credit losses (impaired)	0.18	0.18

Stage 1 and 2 provision for credit losses	(0.05)	(0.21)
Total provision for credit losses as a % of average net loans and acceptances	0.14%	(0.03)%

1	Primarily based on the geographic location of the customer’s address.
2	Includes loans that are measured at FVOCI.
3	Includes customers’ liability under acceptances.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
5	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
6	Includes PCL attributable to other states/regions including those outside TD’s core U.S. geographic footprint.
7	Other loans include ACI.
SOVEREIGN RISK
The following table provides a summary of the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 37:  TOTAL NET EXPOSURE BY REGION AND COUNTERPARTY

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure 4

											October 31, 2022

Region
Europe	$6,037	$–	$4,079	$10,116	$3,625	$2,205	$7,654	$13,484	$860	$26,899	$1,212	$28,971	$52,571
United Kingdom	7,563	27,176	2,493	37,232	2,029	828	14,007	16,864	490	384	262	1,136	55,232
Asia	55	17	2,480	2,552	671	682	3,052	4,405	120	11,055	695	11,870	18,827

Other 5	487	43	1,354	1,884	234	341	2,465	3,040	173	1,202	2,760	4,135	9,059

Total	$14,142	$27,236	$10,406	$51,784	$6,559	$4,056	$27,178	$37,793	$1,643	$39,540	$4,929	$46,112	$135,689

											October 31, 2021

Region
Europe	$7,248	$–	$3,216	$10,464	$2,523	$2,246	$6,113	$10,882	$809	$23,398	$2,033	$26,240	$47,586
United Kingdom	8,851	12,071	1,192	22,114	1,790	1,304	11,022	14,116	1,639	382	539	2,560	38,790
Asia	12	30	1,967	2,009	552	703	2,700	3,955	163	9,224	770	10,157	16,121

Other 5	337	10	529	876	135	564	1,629	2,328	321	2,443	1,947	4,711	7,915

Total	$16,448	$12,111	$6,904	$35,463	$5,000	$4,817	$21,464	$31,281	$2,932	$35,447	$5,289	$43,668	$110,412
1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $43.0 billion (October 31, 2021 – $32.5 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 43

GROUP FINANCIAL CONDITION
Capital Position

TABLE 38:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	2022	2021
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$24,449	$23,086
Retained earnings	73,698	63,944

Accumulated other comprehensive income	1,988	7,097
Common Equity Tier 1 Capital before regulatory adjustments	100,135	94,127

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(17,498)	(16,099)
Intangibles (net of related tax liability)	(2,100)	(2,006)
Deferred tax assets excluding those arising from temporary differences	(83)	(100)
Cash flow hedge reserve	5,783	(1,691)
Shortfall of provisions to expected losses	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(502)	(124)
Defined benefit pension fund net assets (net of related tax liability)	(1,038)	(470)
Investment in own shares	(9)	(36)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(1,428)	(4,486)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	411	822
Total regulatory adjustments to Common Equity Tier 1 Capital	(16,464)	(24,190)
Common Equity Tier 1 Capital	83,671	69,937

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	11,248	5,691
Directly issued capital instruments subject to phase out from Additional Tier 1 2	n/a	450

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	11,248	6,141

Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(124)	(12)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(474)	(362)
Additional Tier 1 Capital	10,774	5,779
Tier 1 Capital	94,445	75,716

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,090	11,030
Directly issued capital instruments subject to phase out from Tier 2 2	n/a	120

Collective allowances	2,018	1,665
Tier 2 Capital before regulatory adjustments	13,108	12,815

Tier 2 regulatory adjustments
Investment in own Tier 2 instruments	–	(8)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 3	(161)	(308)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(57)	(68)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(378)	(544)

Tier 2 Capital	12,730	12,271
Total Capital	$107,175	$87,987

Risk-weighted assets	$517,048	$460,270

Capital Ratios and Multiples 4
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	16.2%	15.2%
Tier 1 Capital (as percentage of risk-weighted assets)	18.3	16.5
Total Capital (as percentage of risk-weighted assets)	20.7	19.1

Leverage ratio 5	4.9	4.8
1	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of this document for additional details.
2	Effective January 1, 2022, no longer applicable.
3
Includes other TLAC-eligible instruments issued by global systemically important banks
(G-SIBs)
and Canadian domestic systemically important banks
(D-SIBs)
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

4	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 16.1%, 18.2%, 20.7%, and 4.9%, respectively.
5	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 44

THE BANK’S CAPITAL MANAGEMENT OBJECTIVES
The Bank’s capital management objectives are:
•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected loss events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required funding.
These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.
CAPITAL SOURCES
The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, limited recourse capital noteholders, and holders of the Bank’s subordinated debt.
CAPITAL MANAGEMENT
The Treasury and Balance Sheet Management (TBSM) group manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by Asset/Liability and Capital Committee (ALCO). The Board of Directors (the “Board”) oversees capital adequacy risk management.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
ECONOMIC CAPITAL
Economic capital is the Bank’s internal measure of capital requirements and is one of the key components in the Bank’s internal assessment of capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.
The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank’s business operations. Characteristics of these models are described in the “Managing Risk” section of this document. The objective of the Bank’s economic capital framework is to hold risk-based capital to cover unexpected losses in a manner consistent with the Bank’s capital management objectives.
The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank’s economic capital framework captures other material Pillar 2 risks including non-trading
market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as “Other”, namely business risk, insurance risk, and risks associated with the Bank’s significant investments. The framework also captures diversification benefits across risk types and business segments.
Please refer to the “Economic Capital and Risk-Weighted Assets by Segment” section for a business segment breakdown of the Bank’s economic capital.
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted
assets
(
RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD manages its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of this document.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks. Other requirements are noted below.
Effective January 1, 2013, all newly issued
non-common
Tier 1 and Tier 2 Capital instruments must include
non-viability
contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common
capital instruments into a variable number of common shares of the Bank upon the occurrence of a Trigger Event. A Trigger Event is currently defined in the CAR Guideline as an event where OSFI determines that the Bank is, or is about to become, non-viable
and that after conversion of all
non-common
capital instruments and consideration of any other relevant factors or circumstances, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.
Existing
non-common
Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying
capital instruments and are subject to a
phase-out
period which began in 2013 and ended in 2022.
The CAR guideline sets the minimum CET1, Tier 1, and Total Capital ratios at 4.5%, 6%, and 8%, respectively. OSFI also expects Canadian banks to include a capital conservation buffer of 2.5%. Additionally, the six Canadian banks designated as
D-SIBs,
including TD, are subject to a 1% common equity surcharge.
The Canadian banks are also required to hold a countercyclical capital buffer (CCB), which may range from 0% to 2.5%, and be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member
jurisdictions to which the Bank has private sector credit exposures. Due to
COVID-19,
several foreign jurisdictions have released, reduced or delayed planned increases in their CCBs. Canada’s CCB remains unchanged at 0%. Based on the allocation of exposures and buffers currently in place, the Bank’s countercyclical buffer requirement is 0% as at October 31, 2022.
On June 25, 2018, OSFI provided greater transparency related to a previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB) held by
D-SIBs
against Pillar 2 risks associated with systemic vulnerabilities. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. The DSB was 2.5% as at October 31, 2022.
Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the Basel II standardized approach with a factor applied. The floor factor was lowered to 70%, from 75%, effective April 9, 2020. The Bank is not currently constrained by the capital floor.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 45

On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s TLAC guideline. Under this guideline, the Bank is required to meet a supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The table below summarizes OSFI’s published regulatory minimum capital ratios for the Bank effective October 31, 2022.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory target 2	DSB 3	Pillar 1 & 2 regulatory target
CET1	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1	6.0	2.5	1.0	9.5	2.5	12.0
Total Capital	8.0	2.5	1.0	11.5	2.5	14.0

TLAC	18.0	2.5	1.0	21.5	2.5	24.0
1
The higher of the
D-SIB
and
G-SIB
surcharge applies. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.

2	The Bank’s countercyclical buffer requirement is 0% as of July 31, 2022.
3	The DSB increased to 2.5%, from 1.0%, of total RWA effective October 31, 2021.
The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%, and the Bank is required to meet a supervisory TLAC leverage ratio target of 6.75%.
In July 2019, in consideration of the final Basel III revisions published by the BCBS in December 2017, OSFI published guidance related to the capital requirements for operational risk. Banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III standardized approach when the revised requirements are implemented in Canada. OSFI provided a transition period for fiscal 2020 through to 2022, during which time banks currently approved to use AMA are required to report operational risk capital using the current standardized approach.
In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. Selected measures, which continued to be in effect in 2021 or 2022 are summarized below.

•
On March 13, 2020, OSFI lowered the DSB to 1.00%, and set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted. On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total risk-weighted assets, effective October 31, 2021, and this was reaffirmed on December 10, 2021 and on June 22, 2022. On November 4, 2021, OSFI lifted the temporary expectation that financial institutions not increase regular dividends or undertake share repurchases.

•	On March 27, 2020, OSFI announced additional measures, including:
–
Transitional arrangements for ECL provisioning available under the Basel Framework would be introduced. The adjustment allowed a portion of the increase in Stage 1 and Stage 2 allowances relative to a baseline level to be included in CET1 capital, rather than Tier 2 Capital, as the CAR guideline specifies. The baseline level is the sum of Stage 1 and Stage 2 allowances as at the first quarter of 2020 (for October year-end
deposit-taking institutions (DTIs)). This increase is tax effected and is subject to a scaling factor, which was set at 70% in fiscal 2020, 50% in fiscal 2021, and 25% in fiscal 2022.

–
The loan exposures in the Canada Emergency Business Account (CEBA) Program, which was funded by the Government of Canada, can be excluded from the risk-based capital ratios and from leverage ratio calculations. For the Export Development Canada Business Credit Availability Program, the government-guaranteed portion of the loan is treated as a sovereign exposure, with the remaining portion treated as a loan to the borrower. The entire amount of the loan is included in leverage ratio calculations. On January 12, 2022, the Government of Canada announced that the repayment deadline for CEBA loans to qualify for partial loan forgiveness is being extended from December 31, 2022, to December 31, 2023, for all eligible borrowers in good standing.

•
On April 9, 2020, OSFI announced DTIs could temporarily exclude exposures from central bank reserves and sovereign-issued securities that qualify as High-Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements (LAR) Guideline from the leverage ratio measures. On August 12, 2021, OSFI confirmed that the exclusion of sovereign-issued securities would not extend past December 31, 2021. On September 13, 2022, OSFI announced that the temporary measure to exclude central bank reserves in determining the leverage exposure will expire on April 1, 2023.

•	On April 23, 2020, OSFI clarified that PPP loans pledged under the Boston Federal Reserve’s PPP Lending Facility can be excluded from the risk-based capital and leverage ratios.
On January 27, 2021, OSFI published guidance on the treatment of new loans to businesses through the Government of Canada’s Highly Affected Sectors Credit Availability Program (HASCAP), announced on January 26, 2021. HASCAP loans are treated as sovereign exposures based on the Business Development Bank of Canada guarantee and the relevant risk weight applied under OSFI’s CAR guideline. The entire amount of the loan is included in the lender’s leverage ratio calculations. The Bank began originating loans under the HASCAP program in the second quarter of 2021.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the Advanced Internal Ratings-Based (AIRB) approach to credit risk for all material portfolios.
For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all the subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Life Insurance Capital Adequacy Test.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these subsidiaries have minimum capital requirements which may limit the Bank’s ability to extract capital or funds for other uses.
As at October 31, 2022, the Bank’s CET1, Tier 1, and Total Capital ratios were 16.2%, 18.3%, and 20.7%, respectively. The increase in the Bank’s CET1 Capital ratio from 15.2% as at October 31, 2021, was attributable primarily to organic capital growth, the issuance of common shares pursuant to the Bank’s dividend reinvestment plan, the sale of Schwab shares, mark-to-market
gains on swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital for the First Horizon acquisition, and a decrease in the threshold deduction for non-significant
investment in financial entities.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 46

The increase was partially offset by RWA growth across all segments, common shares repurchased, unrealized losses on FVOCI securities, and the reduction in the scaling factor related to OSFI’s transition arrangement for ECL provisioning, from 50% in fiscal 2021 to 25% in fiscal 2022.
As at October 31, 2022, the Bank’s leverage ratio was 4.9%. Compared with the Bank’s leverage ratio of 4.8% at October 31, 2021, the leverage ratio increased primarily due to organic growth, partially offset by organic leverage exposure growth and the expiration of the exclusion of sovereign-issued securities from the leverage ratio measure on December 31, 2021.
Common Equity Tier 1 Capital
CET1 Capital was $84 billion as at October 31, 2022. Earnings contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included common share issuance of $1.6 billion under the dividend reinvestment plan and from stock option exercises, partially offset by common shares repurchased.
Tier 1 and Tier 2 Capital
Tier 1 Capital was $94.4 billion as at October 31, 2022, consisting of CET1 Capital and Additional Tier 1 Capital of $83.7 billion and $10.7 billion, respectively. The Bank’s Tier 1 Capital management activities during the year consisted of the redemption of one Tier
1-qualifying
capital instrument and the issuance of four Tier
1-qualifying
capital instruments as follows:
(i)	On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 2.
(ii)
On April 4, 2022, and July 25, 2022, the Bank issued 850,000 and 800,000
Non-Cumulative
5-Year
Fixed Rate Reset Preferred Shares NVCC, Series 27 (the “Series 27 Shares”) and Series 28 (the “Series 28 Shares”), respectively, resulting in gross proceeds of $1,650 million. On September 14, 2022, and October 17, 2022, the Bank issued $1,500 million and US$1,750 million of Limited Recourse Capital Notes NVCC (the “LRCNs”), Series 2 and Series 3, respectively, with recourse limited to assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”).

Tier 2 Capital was $12.7 billion as at October 31, 2022. There were no Tier 2 Capital management activities during the year.
INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS
The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank’s capital modelling and stress testing practices which help inform the Bank’s overall capital adequacy requirements.
The ICAAP is led by Treasury and Balance Sheet Management (TBSM) and is supported by numerous functional areas who collectively help assess the Bank’s internal capital adequacy. This assessment evaluates the capacity to bear risk in congruence with the Bank’s risk profile and RAS. TBSM assesses and monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.
DIVIDEND RESTRICTIONS
The Bank’s ability to pay dividends is subject to the requirements of the
Bank Act (Canada)
and OSFI. Refer to Note 21 of the 2022 Consolidated Financial Statements for further information on dividend restrictions.
On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by
COVID-19.
These measures included the expectation that all federally regulated financial institutions halt dividend increases and share buybacks. On November 4, 2021, OSFI lifted the temporary expectation that financial institutions refrain from increasing regular dividends or undertaking share repurchases, effective immediately.
DIVIDENDS
On November 30, 2022, the Board approved a dividend in an amount of ninety-six cents (96 cents) per fully paid common share in the capital stock of the Bank for the quarter ending January 31, 2023, payable on and after January 31, 2023, to shareholders of record at the close of business on January 6, 2023.
At October 31, 2022, the quarterly dividend was $0.89 per common share. Common share cash dividends declared and paid during the year totalled $3.56 per share (2021 – $3.16), representing a payout ratio of 43%, consistent with the Bank’s target payout range of
40-50%
of adjusted earnings. For cash dividends payable on the Bank’s preferred shares, refer to Note 21 of the 2022 Consolidated Financial Statements. As at October 31, 2022, 1,821 million common shares were outstanding (2021 – 1,822 million).
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price. The Bank had determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price of such common shares.
During the year ended October 31, 2022, under the dividend reinvestment plan, the Bank issued 2.5 million common shares from treasury with no discount and 14.5 million common shares with a 2% discount. During the year ended October 31, 2021, under the dividend reinvestment plan, the Bank issued 5.1 million common shares from treasury with no discount.
NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
Concurrent with the announcement of the Bank’s acquisition of First Horizon on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms.
During the six months ended April 30, 2022, the Bank repurchased 21 million common shares under the NCIB, at an average price of $104.50 per share, for a total amount of $2.2 billion, which represents a $1.9 billion premium over the share capital amount. No common shares were repurchased during the balance of the year ended October 31, 2022.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 47

RISK-WEIGHTED ASSETS
Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank’s RWA are included in the following table.

TABLE 39:  RISK-WEIGHTED ASSETS

(millions of Canadian dollars)		As at
	October 31, 2022	October 31, 2021

Credit risk
Retail
Residential secured	$37,654	$29,736
Qualifying revolving retail	36,151	31,453
Other retail	37,981	34,460
Non-retail
Corporate	195,775	174,416
Sovereign	4,263	3,747
Bank	11,436	9,083
Securitization exposures	17,205	12,222

Equity exposures	30,910	33,936

Exposures subject to standardized or Internal Ratings-Based (IRB) approaches	371,375	329,053
Adjustment to IRB RWA for scaling factor	20,847	18,609

Other assets not included in standardized or IRB approaches	38,118	34,699

Total credit risk	430,340	382,361
Market risk	22,913	17,045

Operational risk	63,795	60,864
Total	$517,048	$460,270

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 48

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT
The following chart provides a breakdown of the Bank’s RWA and economic capital as at October 31, 2022. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank’s internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the “Economic Capital” section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

TD Bank Group

Economic Capital %	
Credit Risk	69%
Market Risk	15%
Operational Risk	10%
Other Risk	6%

CET1 RWA[1]		
Credit Risk	$	430,340
Trading Market Risk	$	22,913
Operational Risk	$	63,795

Corporate

- Treasury and Balance Management
- Other Control and Service Functions

Economic Capital %	
Credit Risk	50%
Market Risk	33%
Operational Risk	1%
Other Risk	16%

CET1 RWA[1]		
Credit Risk	$	12,878
Trading Market Risk	$	-
Operational Risk	$	133

Canadian Personal and Commercial Banking

- Personal Deposits
- Real Estate Secured Lending
- Consumer Lending
- Credit Cards & Payments
- Commercial Banking
- Small Business Banking
- Merchant Solutions
- Equipment Finance
- Auto Finance

Economic Capital %	
Credit Risk	79%
Market Risk	2%
Operational Risk	16%
Other Risk	3%

CET1 RWA[1]		
Credit Risk	$	121,675
Trading Market Risk	$	-
Operational Risk	$	23,908

U. S. Retail

- Personal Deposits
- Consumer Lending
- Credit Cards Services
- Retail Auto Finance
- Commercial Banking
- Small Business Banking
- Wealth Advice
- Asset Management

Economic Capital %	
Credit Risk	67%
Market Risk	22%
Operational Risk	8%
Other Risk	3%

CET1 RWA[1]		
Credit Risk	$	201,864
Trading Market Risk	$	-
Operational Risk	$	21,963

Wealth Management and Insurance

- Direct Investing
- Wealth Advice
- Asset Management
- Property and Casualty Insurance
- Life and Health Insurance

Economic Capital %	
Credit Risk	8%
Market Risk	-
Operational Risk	29%
Other Risk	63%

CET1 RWA[1]		
Credit Risk	$	7,200
Trading Market Risk	$	-
Operational Risk	$	7,634

Wholesale Banking

- Global Markets
- Corporate and Investment Banking
- Other

Economic Capital %	
Credit Risk	74%
Market Risk	19%
Operational Risk	5%
Other Risk	2%

CET1 RWA[1]		
Credit Risk	$	86,723
Trading Market Risk	$	22,913
Operational Risk	$	10,157

[1] Amounts are in millions of Canadian dollars

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 49

TABLE 40:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	October 31, 2022		October 31, 2021
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,821.7	$24,363	1,823.9	$23,066

Treasury – common shares	(1.0)	(91)	(1.9)	(152)
Total common shares	1,820.7	$24,272	1,822.0	$22,914
Stock options
Vested	4.4		4.4

Non-vested	8.4		7.8
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16 2	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27	0.8	850	–	–

Series 28	0.8	800	–	–
	159.6	$5,600	158.0	$3,950
Other equity instruments

Limited Recourse Capital Notes – Series 1 3	1.8	1,750	1.8	1,750

Limited Recourse Capital Notes – Series 2 3	1.5	1,500	–	–

Limited Recourse Capital Notes – Series 3 3,4	1.7	2,403	–	–

	164.6	$11,253	159.8	$5,700

Treasury – preferred shares and other equity instruments	(0.1)	(7)	(0.1)	(10)
Total preferred shares and other equity instruments	164.5	$11,246	159.7	$5,690
Debt issued by TD Capital Trust IV:
(thousands of units)
TD Capital Trust IV Notes – Series 2 5	–	–	450.0	450

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2022 Consolidated Financial Statements.
2
On October 19, 2022, the Bank announced that none of its 14 million
Non-Cumulative
5-Year
Rate Reset Preferred Shares NVCC, Series 16 (“Series 16 Shares”) would be converted on October 31, 2022 into
Non-Cumulative
Floating Rate Preferred Shares NVCC, Series 17 (“Series 17 Shares”). As had been previously announced on October 3, 2022, the dividend rate for the Series 16 Shares for the
5-year
period from and including October 31, 2022 to but excluding October 31, 2027, if declared, is payable at a per annum rate of 6.301%.

3	For LRCNs, the number of shares/units represents the number of notes issued.
4
For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the US dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table in Note 21 of the Bank’s 2022 Consolidated Financial Statements for further details.

5	On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 2.
NVCC Provision
If an NVCC trigger event were to occur, for all series of Class A First Preferred Shares excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.
The LRCNs, by virtue of the recourse to the preferred shares held in the Limited Recourse Trust, include NVCC provisions. For LRCNs, if an NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the preferred shares series issued in connection with such LRCNs, would be 1.1 billion in aggregate.
For NVCC subordinated notes and debentures, if an NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.
Future Regulatory Capital Developments
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The Leverage Requirements Guideline revisions include a requirement for
D-SIBs
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%. The revised rules are effective in the second quarter of 2023, with the exception of those related to market risk and credit valuation adjustment risk which are effective in 2024.
On June 28, 2022, OSFI released an Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which will result in mortgage loans which do not meet OSFI Guideline
B-20
expectations to be treated as investor mortgages under Basel III reforms and attract higher risk weights.
On November 7, 2022, OSFI announced a new Assurance on Capital, Leverage and Liquidity Returns guideline. This guideline lays out OSFI’s approach to enhancing and aligning assurance expectations over capital, leverage and liquidity returns, including an external audit opinion on the numerator and denominator of key regulatory ratios, senior management attestation on regulatory returns, and an internal audit opinion on the processes and controls followed in preparing these returns. The assurance requirements for
D-SIBs’
capital, liquidity and leverage returns for internal audit commence in fiscal 2023; the internal review and senior management attestation requirements commence in fiscal 2024; and the external audit assurance requirements commence in fiscal 2025.
Global Systemically Important Banks Designation and Disclosures
The Financial Stability Board (FSB), in consultation with the BCBS and national authorities, identifies
G-SIBs.
In July 2013, the BCBS issued an update to the final rules on
G-SIBs
and outlined the
G-SIB
assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the
G-SIB
assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 50

The Bank is required to publish the twelve indicators used in the
G-SIB
indicator-based assessment framework. Public disclosure of financial year-end
data is required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data in the following year.
The public communications on
G-SIB
status are issued annually each November. On November 22, 2019, the Bank was designated as a
G-SIB
by the FSB. The Bank continued to maintain its
G-SIB
status when the FSB published the 2022 list of
G-SIBs
on November 21, 2022. As a result of this designation, the Bank is subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1% under applicable FSB member authority requirements; however, in accordance with OSFI’s CAR guideline, for Canadian banks designated as a
G-SIB,
the higher of the
D-SIB
and
G-SIB
surcharges will apply. As the
D-SIB
surcharge is currently equivalent to the incremental 1%
G-SIB
common equity ratio requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.
As a result of the Bank’s
G-SIB
designation, the U.S. Federal Reserve requires TD Group US Holding LLC (TDGUS), as TD’s U.S. Intermediate Holding Company (IHC), to maintain a minimum amount of TLAC and long-term debt. From the date the Bank was designated as a
G-SIB,
TDGUS has a three-year transitional period to meet these requirements by January 1, 2023 and is expected to meet these requirements by such date.
In July 2018, BCBS issued a revised
G-SIB
framework;
G-SIBs:
revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology was implemented in 2022, using the 2021 year-end
data.

GROUP FINANCIAL CONDITION
Securitization and
Off-Balance
Sheet Arrangements
In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank’s Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance
sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this document.
Off-balance
sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.
STRUCTURED ENTITIES
TD carries out certain business activities through arrangements with structured entities (SEs). The Bank uses SEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist TD’s clients in securitizing their financial assets, and to create investment products for the Bank’s clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Notes 2, 9, and 10 of the 2022 Consolidated Financial Statements for further information regarding the Bank’s involvement with SEs.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, credit card loans, and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.
The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and the mortgages remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes credit card loans by selling them to
Bank-sponsored
SEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2022 Consolidated Financial Statements for further information.

TABLE 41:  EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR
1

(millions of Canadian dollars)				As at
	Significant unconsolidated SEs	Significant consolidated SEs	Non-SE third-parties
	Securitized assets	Securitized assets	Securitized assets	Carrying value of retained interests
			October 31, 2022
Residential mortgage loans	$21,767	$–	$916	$–
Credit card loans	–	1,725	–	–

Business and government loans	–	–	591	5
Total exposure	$21,767	$1,725	$1,507	$5
			October 31, 2021
Residential mortgage loans	$23,232	$–	$1,135	$–
Credit card loans	–	1,810	–	–

Business and government loans	–	–	763	9
Total exposure	$23,232	$1,810	$1,898	$9

1
Includes all assets securitized by the Bank, irrespective of whether they are on-balance
or
off-balance
sheet for accounting purposes, except for securitizations through U.S.
government-sponsored
entities.

Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant unconsolidated SEs and Canadian non-SE
third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 51

Credit Card Loans
The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE. As at October 31, 2022, the Bank had $2 billion of securitized credit card receivables outstanding (October 31, 2021 – $2 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.
Business and Government Loans
The Bank securitizes business and government loans through Canadian non-SE
third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the loans are all government insured.
Securitization of Third-Party Originated Assets
Significant Unconsolidated Special Purpose Entities
Multi-Seller Conduits
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.8 billion as at October 31, 2022 (October 31, 2021 – $10.5 billion). In addition, as at October 31, 2022, the Bank had committed to provide an additional $2.1 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2021 – $2.1 billion).

TABLE 42:  EXPOSURE TO THIRD-PARTY ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS

(millions of Canadian dollars, except as noted)			As at
	October 31, 2022		October 31, 2021
	Exposure and ratings profile of unconsolidated SEs AAA 1	Expected weighted- average life (years) 2	Exposure and ratings profile of unconsolidated SEs AAA 1	Expected weighted- average life (years) 2
Residential mortgage loans	$6,058	3.3	$5,395	3.5
Automobile loans and leases	3,890	2.6	4,349	2.5
Equipment leases	510	2.8	408	2.6
Trade receivables	306	1.2	306	1.5

Investment Loans	81	4.4	–	–
Total exposure	$10,845	3.0	$10,458	3.0

1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2022, the Bank held $1.8 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Trading loans, securities, and other category on its 2022 Consolidated Balance Sheet (October 31, 2021 – $1.7 billion).
OFF-BALANCE
SHEET EXPOSURE TO THIRD-PARTY SPONSORED CONDUITS
The Bank has
off-balance
sheet exposure to third-party sponsored conduits arising from providing liquidity facilities and funding commitments of $3.1 billion as at October 31, 2022 (October 31, 2021 – $2.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third-party sponsored conduits have been included in the financial statements.
COMMITMENTS
The Bank enters into various commitments to meet the financing needs of the Bank’s clients, to earn fee income, and to lease premises and equipment. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, commitments to extend credit, and obligations under long-term non-cancellable
leases for premises and equipment. These products may expose the Bank to liquidity, credit, and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance
sheet. Note 27 of the 2022 Consolidated Financial Statements provides detailed information about the Bank’s commitments including credit-related arrangements and long-term commitments or leases.
GUARANTEES
In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance
sheet. Refer to Note 27 of the 2022 Consolidated Financial Statements for further information.

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GROUP FINANCIAL CONDITION
Related Party Transactions
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.
In addition, the Bank offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Refer to Note 23 of the 2022 Consolidated Financial Statements for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related
parties.
TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.
Transactions between the Bank, Schwab, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, and Symcor during the year ended October 31, 2022, other than as described in the following sections and in Note 12 of the 2022 Consolidated Financial Statements.
i) TRANSACTIONS WITH SCHWAB
The Bank has significant influence over Schwab and accounts for its investment in Schwab using the equity method. Pursuant to the Stockholder Agreement in relation to the Bank’s equity investment in Schwab, subject to certain conditions, the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees. As of October 31, 2022, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board.
A description of significant transactions between the Bank and its affiliates with Schwab is set forth below.
Insured Deposit Account Agreement
The Bank is party to the Schwab IDA Agreement which became effective on the completion of the Schwab transaction on October 6, 2020 and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes sweep deposit accounts available to clients of Schwab. Schwab provides recordkeeping and support services with respect to the Schwab IDA Agreement. The servicing fee under the Schwab IDA Agreement is set at 15 bps per annum on the aggregate average daily balance in the sweep deposit accounts. As at October 31, 2022, deposits under the Schwab IDA Agreement were $174 billion (US$128 billion) (October 31, 2021 – $176 billion (US$142 billion)). Starting July 1, 2021, deposits can be reduced at Schwab’s option by up to US$10 billion in a year (subject to certain adjustments), with a floor of US$50 billion. The Bank paid fees of $1.7 billion during the year ended October 31, 2022 (October 31, 2021 – $1.6 billion) to Schwab related to sweep deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $182 billion for the year ended October 31, 2022 (October 31, 2021 – $186 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.
As at October 31, 2022, amounts receivable from Schwab were $31 million (October 31, 2021 – $26 million). As at October 31, 2022, amounts payable to Schwab were $152 million (October 31, 2021 – $195 million).
The Bank and other financial institutions provided Schwab and its subsidiaries with unsecured revolving loan facilities. As at October 31, 2022, there was no loan commitment provided by the Bank to Schwab (October 31, 2021 – $95 million undrawn).
ii) TRANSACTIONS WITH SYMCOR
The Bank has
one-third
ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2022, the Bank paid $77 million (October 31, 2021 – $76 million) for these services. As at October 31, 2022, the amount payable to Symcor was $12 million (October 31, 2021 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2022, and October 31, 2021.

GROUP FINANCIAL CONDITION
Financial Instruments
As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.
The Bank uses financial instruments for both trading and
non-trading
activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives.
Non-trading
financial instruments include the majority of the Bank’s lending portfolio, non-trading
securities, hedging derivatives, and the majority of the Bank’s financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as held-for-trading,
non-trading
FVTPL, designated at FVTPL, FVOCI, and all derivatives are measured at fair value in the Bank’s 2022 Consolidated Financial Statements. DSAC, most loans, and other liabilities are carried at amortized cost using the effective interest rate (EIR) method. For details on how fair values of financial instruments are determined, refer to the “Accounting Judgments, Estimates, and Assumptions” – “Fair Value Measurement” section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee

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income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this document.

RISK FACTORS AND MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing Risk” section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from the Bank’s plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the plan, objectives, estimates or expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document.
TOP AND EMERGING RISKS
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior management is focused due to the potential magnitude or immediacy of their impacts.
Risks are identified, discussed, and actioned by senior management and reported quarterly to the Risk Committee and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
General Business and Economic Conditions
The Bank and its customers operate in Canada, the U.S., and, to a lesser extent, in other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions, which could have an adverse impact on the Bank’s results, business, financial condition or liquidity, and could result in changes to the way the Bank operates. These conditions include short-term and long-term interest rates, inflation, the decline in economic activity that could lead to a recession, fluctuations in financial markets and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, evolving consumer trends and related changes to business models, business investment, government spending, monetary policy, fiscal policy (including tax policy and rate changes), exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, natural disasters, extreme weather, reputational risk associated with increased regulatory, public, and media focus, pandemics or other public health emergencies, disruptions to public infrastructure, governmental policy, international trade and political relations.
Geopolitical Risk
Government policy, international trade and political relations across the globe may impact overall market and economic stability, including in the regions where the Bank operates, or where its customers operate. While the nature and extent of risks may vary, they have the potential to disrupt global economic growth, create volatility in financial markets that may affect the Bank’s trading and non-trading
activities, market liquidity, interest rates, foreign exchange, commodity prices, credit spreads, fiscal policy, and directly and indirectly influence general business and economic conditions in ways that may have an adverse impact on the Bank and its customers. Geopolitical risks in 2022 included ongoing global tensions resulting in sanctions and countersanctions and related operational complexities, supply chain disruptions, economic and societal consequences of the
COVID-19
pandemic, being subjected to heightened regulatory focus on climate change and transition to a low-carbon
economy, increased likelihood of critical public and private infrastructure and networks to cyber-attacks, the Russia/Ukraine war and the resulting tensions between Russia and other nation states, continuing tensions in the Middle East and Asia, political and economic turmoil, and ongoing protectionism measures due to a decline in global alignment.
Inflation, Rising Rates, and Recession
Inflation has reached decade high levels in Canada, the U.S., and many other countries as a result of pandemic-related constrained consumer demand, increased labour costs, the ongoing impact of global supply chain disruptions, the Russia/Ukraine war and other macroeconomic conditions and global tensions. Despite central banks’ efforts to manage inflation by increasing interest rates, the rising rates could result in increased loan delinquencies or impairments and higher credit losses due to deterioration in the financial condition of the Bank’s customers and may necessitate further increases in the Bank’s provision for credit losses and net charge-offs, both of which could negatively impact the Bank’s business, financial condition, liquidity and results of operations. In addition, actual stress levels experienced by the Bank’s borrowers may differ from assumptions incorporated in estimates or models used by the Bank. The rising rate environment also increases concerns around the probability of a recession in Canada, the U.S. and other regions where the Bank and its customers operate and continues to impact the macroeconomic and business environment. Such developments could have an adverse impact on the Bank’s business, financial condition, liquidity and results of operations.
Impact of Pandemics, Including the
COVID-19
Pandemic
Pandemics, epidemics or outbreaks of an infectious disease in Canada, the U.S., or worldwide have had, and could continue to have, an adverse impact on the Bank’s results, business, financial condition, liquidity and results of operations, and could result in changes to the way the Bank operates.
While many
COVID-19
pandemic-related risks are receding and measures to contain the spread of the virus have lifted in many regions, the pandemic continues to have, and new pandemics, epidemics or outbreaks of an infectious disease could have, an impact on Canadian, U.S., and global economies including contributing to high levels of inflation, rising interest rates (to mitigate inflation), and the resulting threat of recession (which heightens the Bank’s exposure to the risks described in the Inflation, Rising Rates, and Recession risk factor referenced above). In addition, public health measures continue to be implemented in certain regions or countries, such as China, and may be reinstated in other areas which could result in the forced closure of many businesses, leading to loss of revenues, increased unemployment and workforce absenteeism necessitated by the imposition of quarantines, physical distancing, travel restrictions, and sheltering-in-place
requirements in Canada, the U.S. and other countries, heightened concerns over household debt levels; and reduced customer spending and consumer confidence.

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The measures implemented by governmental and regulatory authorities to provide economic assistance to individual households and businesses to stabilize the financial markets, and to support economic growth have been effective to-date
in mitigating some effects of the
COVID-19
pandemic. Although such measures have largely ceased, the cost, if any, that implementing these programs has had or will have on fiscal, tax and regulatory policy, and the implications for the Bank, its customers, and the financial services industry has yet to be determined.
The
COVID-19
pandemic created, and new pandemics, epidemics or outbreaks of an infectious disease may create, operational and compliance risks, including the need to implement and execute new programs and procedures for the Bank’s products and services; provide enhanced safety measures for its employees and customers; address the risk and increased incidence of attempted fraudulent activity and cybersecurity threat behaviour; and protect the integrity and functionality of the Bank’s systems, networks, and data as the Bank transitioned to a workplace model which includes a larger number of employees working in a hybrid environment. The Bank remains exposed to human capital risks, risks arising from mental wellness concerns for employees due to issues related to health and safety matters, and increased levels of workforce absenteeism with the possible emergence of new variants that are potentially more contagious and/or more vaccine-resistant than current or past
COVID-19
variants. Suppliers and other third parties upon which the Bank relies have, and may continue to be exposed to similar and other risks which in turn impact the Bank’s operations. Increased levels of workforce absenteeism and disruption for the Bank and its suppliers and other third parties upon which the Bank relies, may increase operational and compliance risks for the Bank. Increased absenteeism and disruption may also increase the Bank’s exposure to the other risks described in the “Risk Factors and Management” section of this document.
Consumer behaviour changed during the
COVID-19
pandemic and may change in the event of new pandemics, epidemics or outbreaks of an infectious disease. Changes in consumer behaviour has impacted and may continue to impact the macroeconomic and business environment, societal and business norms, and fiscal, tax and regulatory policy. Such developments could have an adverse impact on the Bank’s business operations, the quality and continuity of services provided to customers, the results of operations and financial condition, including making the Bank’s longer-term business, balance sheet and budget planning more difficult or costly. The Bank has, and may continue to experience, increased or different competitive and/or other challenges, including the retention and recruitment of qualified employees. To the extent that the Bank is not able to adapt or compete effectively, it could experience loss of business and its results of operations and financial condition could suffer.
The Bank may be criticized or face increased risk of litigation and governmental and regulatory scrutiny, customer disputes, negative publicity, or exposure to litigation (including class actions, or regulatory and government actions and proceedings) as a result of the effects of the
COVID-19
pandemic on market and economic conditions, including as a result of the Bank’s participation (directly or on behalf of customers) in governmental assistance programs, the Bank’s deferral and other types of customer assistance programs, and the impact or effectiveness of the Bank’s health and safety measures on its customers and employees. The Bank has also received formal and informal inquiries from governmental and regulatory agencies regarding its participation in governmental assistance programs. These risks could increase the Bank’s operational, legal and compliance costs, expose it to financial judgments and fines, and damage its reputation.
The impact of the
COVID-19
pandemic has resulted in, and may continue to result in, an increase, and new pandemics epidemics or outbreaks of an infection disease may result in further increases, in certain types of the risks outlined in the Risk Factors and Management section of this document, including the Bank’s top and emerging, strategic, credit, market, operational, model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, and reputational risks.
Executing on Long-Term Strategies, Shorter-Term Key Strategic Priorities, and Acquisitions
The Bank has a number of strategies and priorities, including those detailed in each segment’s “Business Segment Analysis” section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions (including the closing of the pending acquisitions of First Horizon and Cowen), integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and technology, and enhancements to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects; the limited timeframes to complete the projects; and competing priorities for limited specialized resources.
The Bank regularly explores opportunities to acquire companies or businesses, directly or indirectly, through the acquisition strategies of its subsidiaries. In respect of acquisitions, the Bank undertakes transaction assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, the Bank’s ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted.
While there is significant management attention on the governance, oversight, methodology, tools, and resources needed to manage the Bank’s strategies and priorities, the Bank’s ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the “Economic Summary and Outlook”, “Key Priorities for 2023”, “2022 Accomplishments and Focus for 2023”, “Operating Environment and Outlook”, and “Managing Risk” sections of this document, as well as disciplined resource and expense management and the Bank’s ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank’s control and are difficult to predict.
The Bank may not achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies, following acquisition and integration activities. In addition, from time to time, the Bank may invest in companies without taking a controlling position in those companies, which may subject the Bank to the operating and financial risks of those companies’, the risk that these companies may make decisions that the Bank does not agree with, and the risk that the Bank may have differing objectives than the companies in which the Bank has interests.
As at October 31, 2022, the Bank’s reported investment in Schwab was approximately 12.1% of the outstanding voting and non-voting
common shares of Schwab, and the Bank is not permitted to own more than 9.9% voting common shares of Schwab. The value of the Bank’s investment in Schwab and its contribution to the Bank’s financial results are vulnerable to poor financial performance or other issues at Schwab affecting its business. In addition, the Bank relies on Schwab for its financial results that are included in the Bank’s financial statements. Although the Bank has director designation rights to the Schwab board of directors and certain other rights under the Stockholder Agreement with Schwab so long as it holds at least a 5% equity interest in Schwab (and currently has designated two directors to serve on the Schwab board), these rights may not mitigate the Bank’s exposure to poor financial performance or other issues at Schwab that may affect the Bank’s financial results.
If any of the Bank’s strategies, priorities, or acquisitions and integration activities are not successfully executed, or do not achieve their financial or strategic objectives, there may be an impact on the Bank’s operations and financial performance and the Bank’s earnings could grow more slowly or decline.

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Technology and Cyber Security Risk
Technology and cyber security risks for large financial institutions like the Bank have increased in recent years, especially due to heightened geopolitical tensions. In particular, the increased likelihood of attacks on critical infrastructure and to supply chains is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, malicious insiders or, service providers, nation states, hackers and other internal or external parties. The increased risks are also a factor of the Bank’s size and scale of operations, geographic footprint, the complexity of its technology infrastructure, and the Bank’s use of internet and telecommunications technologies to conduct financial transactions, such as its continued development of mobile and internet banking platforms as well as opportunistic threats by actors that have accelerated exploitations of new weaknesses, misconfigurations, or vulnerabilities.
The Bank’s technologies, systems and networks, and those of the Bank’s customers (including their own devices) and third parties providing services to the Bank, continue to be subject to cyber-attacks, and may be subject to disruption of services, data security or other breaches (including loss or exposure of confidential information, including customer or employee information), identity theft and corporate espionage, or other compromises. The Bank has experienced service disruptions as a result of technology failure at a third party and may be subject to such disruptions in the future due to cyber attacks and/or technology failure. The Bank’s use of third-party service providers, which are subject to these potential compromises, increases the Bank’s risk of potential attack, breach or disruption as the Bank has less immediate oversight and direct control over their technology infrastructure or information security.
Although the Bank has not experienced any material financial losses relating to technology failure, cyber-attacks or data security or other breaches, the Bank may experience material loss or damage in the future including from cyber-attacks such as targeted and automated online attacks on banking systems and applications, supply chain attacks, ransomware attacks, introduction of malicious software, denial of service attacks, malicious insider or service provider exfiltrating data, and phishing attacks, any of which could result in the fraudulent use, disclosure or theft of data or customer or Bank funds, or the disruption of the Bank’s operations. Cyber-attacks may include attempts by employees, agents or third-party service providers of the Bank to disrupt operations, access or disclose sensitive information or other data of the Bank, its customers or its employees. In addition, attempts to illicitly or misleadingly induce employees, customers, service providers, or other users of the Bank’s systems occur, and will likely continue to occur, in an effort to obtain sensitive information, gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds, or to disrupt the Bank’s operations. In addition, the Bank’s customers often use their own devices, such as computers, smartphones, and tablets, which limits the Bank’s ability to mitigate certain risks introduced through these personal devices.
The Bank regularly reviews external events and assesses and enhances its controls and response capabilities as it considers necessary to mitigate against the risk of cyber-attacks or data security or other breaches, but these activities may not mitigate all risks, and the Bank may experience loss or damage arising from such attacks. Cyber and technology-related risks have become increasingly difficult to mitigate in totality mainly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As a result, the industry and the Bank are susceptible to experiencing potential loss or damage from these attacks. The adoption of certain technologies, such as cloud computing, artificial intelligence, machine learning, robotics, and process automation call for continued focus and investment to manage the Bank’s risks effectively. It is possible that the Bank, or those with whom the Bank does business, have not anticipated or implemented, or may not anticipate or implement effective measures against all such cyber and technology-related risks, particularly because the tactics, techniques, and procedures used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. Furthermore, cyber insurance providers are modifying their terms as a result of increased global cyber activity causing pricing uncertainty and coverage term changes across the industry. This has the potential to impact the Bank’s cyber insurance purchased to mitigate risk and may limit the amount of coverage available for financial losses. As such, with any cyber-attack, disruption of services, data, security or other breaches (including loss or exposure of confidential information), identity theft, corporate espionage or other compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure and systems, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration costs; increased costs to maintain and update the Bank’s operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and resources to investigate the incident to obtain full and reliable information necessary to assess the impact. The Bank’s owned and operated applications, platforms, networks, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility or infrastructure disruptions, pandemics or other public health emergencies, malicious insiders or service providers, cyber-attacks or other criminal or terrorist acts, or non-compliance
with regulations, which may impact the Bank’s operations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, and/or damage the Bank’s reputation, which in turn could lead to financial loss.
Model Risk
The pandemic and the associated governmental assistance program introduced a heightened level of uncertainty in models and impacted model reliability across various business areas. Although short- and long-term mitigants were identified and executed to help improve resilience of models trained on historical data that may become less relevant under the current environment (e.g., IFRS 9 and stress testing models), new model limitations could arise due to emerging risks, including rising inflation and interest rates and supply chain disruptions. Management’s efforts to assess and update models may not adequately or successfully improve the resilience of such models.
Fraud Activity
Fraud risk is the risk associated with acts designed to deceive others, resulting in loss and/or harm to shareholder value, brand, reputation, employee satisfaction and customers. Fraud Risk arises from numerous sources, including potential or existing customers, agents, third parties, contractors, employees and other internal or external parties, including service providers to the Bank’s customers that store bank account credentials and harvest data based on customers’ web banking information and activities. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties, including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties, and other external parties as to the accuracy and completeness of such information. Misrepresentation of this information potentially exposes the Bank to increased fraud events when transacting with customers or counterparties. In order to authenticate customers, whether through the Bank’s phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication methods which could be subject to fraud.
The Bank has seen an increase in more complex fraud, including cyber fraud and
COVID-19
related fraud schemes. However, with the reduction in severity of the
COVID-19
environment, fraud attacks against government relief programs have declined and are transitioning back to traditional transaction channels. Attempts to

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illicitly or misleadingly induce employees, customers, third-party service providers or other uses of the Bank’s systems will continue, in an effort to obtain sensitive information and gain access to the Bank’s or its customers’ or employees’ data or customer or Bank funds.
Losses attributed to fraud during the 2022 fiscal year increased as higher transactional volumes return, particularly against the Bank’s online channels. Despite the Bank’s investments in fraud prevention and detection programs, capabilities, measures and defences, they have not, and in the future may not successfully mitigate against all fraudulent activity which could result in financial loss or disruptions in the Bank’s businesses. In addition to the risk of material loss (financial loss, misappropriation of confidential information or other assets of the Bank or its customers and counterparties) that could result from fraudulent activity, the Bank could face legal action and customer and market confidence in the Bank could be impacted.
Third-Party Service Providers
The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, the Bank may become dependent on the provider with respect to continuity, reliability, and security, and their associated processes, people and facilities. As the financial services industry and its supply chain become more complex, the need for resilient, robust, holistic, and sophisticated controls, and ongoing oversight increases.
The Bank also recognizes that the applications, platforms, networks, processes, products, and services of its providers could be subject to failures or disruptions impacting the delivery of services or products to the Bank. These failures or disruptions could be as a result of human error, natural disasters, utility or infrastructure disruptions, pandemics or other public health emergencies, malicious insiders or service providers, cyber-attacks or other criminal or terrorist acts, or non-compliance
with regulations. Such adverse effects could limit the Bank’s ability to deliver products and services to customers, lead to disruptions in the Bank’s businesses, expose the Bank to legal and regulatory risk, including those outlined under the headings ‘Regulatory Oversight and Compliance Risk’ and ‘Legal Proceedings’, and/or damage the Bank’s reputation, which in turn could result in an adverse impact to the Bank’s operations, earnings or financial condition.
Introduction of New and Changes to Current Laws and Regulations
The financial services industry is highly regulated. The Bank’s operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, amendments to, or changes in interpretation or application of current laws and regulations, issuance of judicial decisions, and changes in enforcement pace or activities. These adverse effects could also result from the fiscal, economic, and monetary policies of various central banks, regulatory agencies and governments in Canada, the United States, the United Kingdom, Ireland and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and devoting additional resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete on the basis of pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance.
In addition to the adverse impacts described above, the Bank’s failure to comply with applicable laws and regulations could result in sanctions, financial penalties, and changes including restrictions on offering certain products or services or on operating in certain jurisdictions, that could adversely impact its earnings, operations and reputation.
Anti-money laundering, anti-terrorist financing and economic sanctions requirements continue to be a high priority globally, with an increasing pace of regulatory change and evolving industry standards and regulator expectations.
The global data and privacy landscape is dynamic and regulatory expectations continue to evolve. New and amended legislation is anticipated in various jurisdictions in which the Bank does business.
Canadian, U.S. and global regulators have been increasingly focused on conduct and operational resilience matters and risks, and heightened expectations generally from regulators could lead to investigations, remediation requirements, and higher compliance costs. While the Bank takes numerous steps to continue to strengthen its conduct programs and its operational resilience, and prevent and detect outcomes which could potentially harm customers, colleagues or the integrity of the markets, such outcomes may not always be prevented or detected.
Regulators have increased their focus on ESG matters, including the impact of climate change, financial and economic inclusion and disclosure regarding such matters, with significant new legislation and amended legislation anticipated in some of the jurisdictions in which the Bank does business.
In addition, there may be changes in interpretation or application of current laws and regulations to incorporate ESG matters in ways that were not previously anticipated.
Despite the Bank’s monitoring and evaluation of the potential impact of rules, proposals, consent orders and regulatory guidance, unanticipated new regulations applicable to the Bank may be introduced by governments and regulators around the world and the issuance of judicial decisions may result in unanticipated consequences to the Bank.
Canada
The Canadian Securities Administrators has passed a number of regulations relating to over-the-counter
derivatives reform, including Trade Reporting and Mandatory Clearing and has proposed others, including Business Conduct and Registration. The Bank continues to take steps to implement the regulations already in effect and is monitoring other regulatory initiatives, all of which, when implemented, could result in increased compliance costs, and compliance with these standards may impact the Bank’s businesses, operations and results.
In Canada, there are a number of government and regulatory initiatives underway that could impact financial institutions, including initiatives with respect to payments evolution and modernization, open banking, consumer protection, protection of customer data, technology and cyber security, dealing with vulnerable persons, and anti-money laundering. For example, OSFI released a guideline related to technology and cyber risk management, which will come into effect in 2024, and will require the Bank to assess its governance and risk management framework, technology operations and resilience, and cyber-security strategies and frameworks, and make any necessary changes to mitigate technology and cyber risks in compliance with the guideline, all of which could result in increased compliance costs and impact the Bank’s organizational plans, policies, processes and standards.
The Government of Canada’s
bail-in
regime, which became effective in September 2018, was implemented through regulations published under the
Canada
Deposit Insurance Corporation Act
(the “CDIC Act”) and the
Bank Act (Canada)
, providing the final details of conversion and issuance regimes for bail-in
instruments issued by
D-SIBs
including the Bank (collectively, the
Bail-in
Regulations). Further amendments were introduced to the CDIC Act in 2021 through Bill

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 57

C-30
that would support and clarify the scope of the cross-border enforceability of the stay provisions applicable to eligible financial contracts as well as clarify how investors, creditors and other participants may be compensated as a result of actions taken by financial sector authorities to sell, wind-down or restore to viability a failing bank, among other things. The bail-in
regime could adversely affect the Bank’s cost of funding.
United States
The 2018 U.S.
Economic Growth, Regulatory Relief and Consumer Protection Act
(Reform Act) included modifications to aspects of the
Dodd-Frank Wall Street
Reform and Consumer Protection Act
(Dodd-Frank), including stress testing. In addition, the applicable U.S. Federal regulatory agencies have adopted regulatory amendments to some of these requirements. In October 2019, the Federal Reserve issued a final rule that implemented the Reform Act’s changes to the application of enhanced prudential standards with respect to U.S. and
non-U.S.
banking organizations (the “Tailoring Rule”) based on the risk profile of the organization. The Bank has incurred, and will continue to incur, operational, capital, liquidity, and compliance costs resulting from these standards. In addition, as a result of the Bank’s designation as a
G-SIB
by the FSB, the Bank’s U.S. operations will be subject to certain additional long-term debt and “total loss-absorbing capacity” capital requirements, effective in 2023.
The current U.S. regulatory environment for banking organizations may be further impacted by additional legislative or regulatory developments, including resulting from changes in U.S. executive administration, congressional leadership and/or agency leadership, and regulators focusing on potential racial discrimination and economic inequity, including fair lending. The ultimate consequences of these developments and their impact on the Bank remain uncertain and it remains unclear whether any other legislative or regulatory proposals relating to these requirements will be enacted or adopted.
Europe
In Europe, there remain a number of uncertainties in connection with the future of the United Kingdom – European Union relationship, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to customers in the region.
Regulatory Oversight and Compliance Risk
The Bank and its businesses are subject to extensive regulation and oversight by a number of different regulators and self-regulatory organizations around the world. Regulatory change and changes in regulator expectations occur in all jurisdictions in which the Bank operates. Governments and regulators around the world have demonstrated an increased focus on conduct risk; consumer protection; data control, use and security; capital and liquidity management; internal control frameworks; and money laundering, terrorist financing and economic sanctions risks and threats. Some of the Bank’s regulators have the discretion to impose additional standards or guidance regarding the Bank’s risk, capital and liquidity management, or other matters within their regulatory scope, and in some cases the Bank may be prohibited by law from publicly disclosing such additional standards or guidance. There is heightened scrutiny by regulators globally on the impact of rising interest rates and inflation on customers, as well as on the Bank’s operations and its management and oversight of risks associated with these matters. In addition, these risks continue to rapidly evolve, as a result of new or emerging threats, including geopolitical and those associated with use of new, emerging and interrelated technologies, artificial intelligence, machine learning, models and decision-making tools.
The Bank monitors and evaluates the potential impact of applicable regulatory developments (including enacted and proposed rules, standards, and regulatory guidance). However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these developments by their respective effective dates, and also to the consideration of other governmental and regulator expectations, it is possible that: (i) the Bank may not be able to accurately predict the impact of regulatory developments, or the interpretation or focus of enforcement actions taken by governments, regulators and courts, (ii) the Bank may not be able to develop or enhance the platforms, technology, or operational procedures and frameworks necessary to comply with, or adapt to, such rules or expectations in advance of their effective dates; or (iii) regulators and other parties could challenge the Bank’s compliance. This could require the Bank to take further actions or incur more costs than expected and may expose the Bank to litigation, enforcement and reputational risk. Regulatory change will continue to increase the Bank’s compliance and operational risks and costs. In addition, if governments or regulators take formal enforcement action against the Bank, the Bank’s operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results.
Also, it may be determined that the Bank has not adequately, completely or timely addressed regulatory developments or enforcement actions to which it is subject, in a manner which meets governmental or regulator expectations. The Bank has been subject to regulatory enforcement proceedings and has entered into settlement arrangements with regulators and self-regulatory organizations, and the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. In addition, public notifications of enforcement actions are becoming more prevalent which could negatively impact the Bank’s reputation.
The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance,
all of which could also lead to negative impacts on the Bank’s financial performance, operational changes including restrictions on offering certain products or services or on operating in certain jurisdictions, and its reputation.
Level of Competition, Shifts in Consumer Attitudes, and Disruptive Technology
The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition can be influenced by many factors, including the Bank’s reputation as well as the pricing, market differentiation, and overall customer experience of the Bank’s products and services.
Enhanced competition from incumbents and new entrants may impact the Bank’s pricing of products and services and may cause it to lose revenue and/or market share. Increased competition requires the Bank to make additional short and long-term investments to remain competitive and continue delivering differentiated value to its customers, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include the domestic institutions in jurisdictions outside of Canada or the U.S., or non-traditional
providers (such as Fintech or big technology competitors) of financial products and services.
Non-depository
or
non-financial
institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based
services), without facing the same regulatory requirements or oversight. These competitors may also operate at much lower costs relative to revenue or balances than traditional banks. These third parties can seek to acquire customer relationships, react quickly to changes in consumer attitudes, and disintermediate customers from their primary financial institution, which can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank’s earnings.

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The Bank is advancing its artificial intelligence (AI) capabilities, to help further inform the Bank’s business decisions and risk management practices as well as improve customer experiences and efficiency of business operations. AI may not appropriately or sufficiently replicate certain outcomes or accurately predict future events or exposures.
The Bank is also looking at emerging trends, some accelerated by the disruption caused by the
COVID-19
pandemic, that may disrupt traditional interfaces, interaction preferences, or customer expectations. The Bank considers various options to accelerate innovation, including making strategic investments in innovative companies, exploring partnership opportunities, and experimenting with new technologies and concepts internally, but these investments and activities may not be successful. Legislative or regulatory action relating to such new technologies could emerge and continue to evolve, potentially increasing compliance costs and risks.
Environmental and Social Risk (including Climate Risk)
As a financial institution, the Bank is subject to environmental and social (E&S) risk.
Environmental risk is the risk of financial loss, reputational damage or other harm resulting from environmental factors, including climate change and other environmental degradation (e.g., loss of biodiversity, deforestation, desertification and drought, land and water degradation and air pollution).
Climate risk is the risk of reputational damage and/or financial loss arising from materialized credit, market, operational or other risks resulting from the physical and transition risks of climate change to the Bank, its clients or the communities the Bank operates in. This includes physical risks arising from the consequences of a changing climate, including acute physical risks stemming from extreme weather events happening with increasing severity and frequency (e.g., wildfires and floods) and chronic physical risks stemming from longer-term, progressive shifts in climatic and environmental conditions (e.g., rising sea levels and global warming). Transition risks arise from the process of shifting to a low-carbon economy, influenced by new and emerging climate-related public policies and regulations, technologies, stakeholder expectations and legal developments.
Social risk is the risk of loss, reputational damage or other harm resulting from social factors, including human rights (e.g., discrimination including racial inequity, Indigenous Peoples’ rights, modern slavery, and human trafficking), the social impacts of climate change (e.g., poverty, economic and physical displacement) and the health and wellbeing of employees (e.g., inclusion and diversity, pay equity, mental health, physical wellbeing, and workplace safety). Organizations, including the Bank, are under increasing scrutiny to address social and financial inequalities among racialized and other marginalized groups and are subject to new rules and regulations such as the Fair Access to Banking Services, Capital and Credit rules in the U.S.
E&S risks may have financial and reputational and other implications for both the Bank and its stakeholders (including its customers, suppliers, and shareholders). These risks may arise from the Bank’s operations, investments, business activities or products. They may also arise from the Bank’s actual or perceived actions, or inaction, in relation to climate change and other E&S issues, its progress against its E&S commitments, or its disclosures on these matters. These risks could also result from E&S matters impacting the Bank’s stakeholders. The Bank’s participation in external
E&S-related
organizations or commitments may exacerbate these risks and subject the Bank to increased scrutiny from its stakeholders. In addition, the Bank may be subject to legal and regulatory risks relating to E&S matters, including regulatory orders, fines, and enforcement actions; financial supervisory capital adequacy requirements; and legal action by shareholders or other stakeholders, including the risks described in the ‘Other Risk Factors – Legal Proceedings’ section.
The Bank monitors and assesses legal, policy, regulatory, economic, technological and stakeholder developments regarding E&S matters, including the transition to net zero, and how those developments may affect its E&S metrics and targets. Accordingly, the Bank may make adjustments to its E&S metrics or targets to reflect these developments. In addition, there could be changes to the E&S methodologies or standards used by regulators, the financial sector, industry groups or associations that the Bank participates in or belongs to, or that the Bank or its clients use to measure and report on their Greenhouse Gas (GHG) emissions. Any such changes could result in TD amending or restating its GHG emissions baselines, calculated GHG emissions or GHG emission targets, and may result in the Bank withdrawing from or modifying its membership in certain groups or associations.
OTHER RISK FACTORS
Legal Proceedings
Given the highly regulated and consumer-facing nature of the financial services industry, the Bank is exposed to significant regulatory, quasi-regulatory and self-regulatory investigations and enforcement proceedings related to its business and operations. In addition, the Bank and its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties related to its businesses and operations. Actions currently pending against the Bank, or in which the Bank is otherwise involved, may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders, limitations or prohibitions from engaging in business activities, or other results adverse to the Bank, which could materially affect the Bank’s business, financial condition and operations, and/or cause serious reputational harm to the Bank, which could also affect the Bank’s future business prospects. Moreover, some claims asserted against the Bank may be highly complex and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate, in some instances, until late in the proceedings, which may last several years. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may be material and may be substantially different from the amounts accrued. Furthermore, the Bank may not establish reserves for matters where the outcome is uncertain. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and they may pursue regulatory settlements, criminal proceedings or other enforcement actions against the Bank in the future. For additional information relating to the Bank’s material legal proceedings, refer to Note 27 of the 2022 Consolidated Financial Statements.
Ability to Attract, Develop, and Retain Key Talent
The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain key talent. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. This competition has intensified and is expected to continue as a result of shifts in employee preferences and what they value, tight labour market conditions, inflationary pressures and remote roles providing opportunities across geographic boundaries. This could result in increased attrition particularly in areas where core professional and specialized skills are required. Annually, the Bank undertakes a talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, the Bank may not be able to do so, and these actions may not be sufficient to mitigate against attrition.

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Foreign Exchange Rates, Interest Rates, Credit Spreads, and Equity Prices
Foreign exchange rate, interest rate, credit spread, and equity price movements in Canada, the United States, and other jurisdictions in which the Bank does business impact the Bank’s financial position and its future earnings. Changes in the value of the Canadian dollar relative to the global foreign exchange rates may also affect the earnings of the Bank’s small business, commercial, and corporate customers. A change in the level of interest rates affects the interest spread between the Bank’s deposits and other liabilities, and loans, and as a result, impacts the Bank’s net interest income. In particular, rising interest rates would increase the Bank’s interest income but could also have adverse impacts on the Bank’s cost of funding for loans and may also result in the risks outlined under the heading ‘Inflation, Rising Rates and Recession’. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank’s earnings. A change in equity prices impacts the Bank’s financial position and its future earnings, due to unhedged positions the Bank holds in tradeable equity securities. The trading and non-trading
market risk frameworks and policies manage the Bank’s risk appetite for known market risk, but such activities may not be sufficient to mitigate against such market risk, and the Bank remains exposed to unforeseen market risk.
Interbank Offered Rate (IBOR) Transition
Various interest rates and other indices that are deemed to be “benchmarks” (including IBOR benchmarks such as London Inter-bank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have been continuing in various jurisdictions. The transition to ARRs may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry.
The Bank has significant contractual rights, obligations and exposures referenced to IBOR benchmarks as such discontinuance of, or changes to, benchmark rates could adversely affect the Bank’s business and results of operations. The Bank has established an enterprise-wide, cross functional initiative with senior executive oversight, to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions, but such actions may not be sufficient to mitigate against the impact of all such risks.
In addition to operational challenges, market risks also arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. This could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. Additionally, any adverse impacts on the value of and return on existing instruments and contracts for the Bank’s clients may present an increased risk of litigation, regulatory intervention, and possible reputational damage.
Accounting Policies and Methods Used by the Bank
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements, and its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, and significant accounting judgments, estimates, and assumptions are described in Note 3 of the 2022 Consolidated Financial Statements.

RISK FACTORS AND MANAGEMENT
Managing Risk
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expenses and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its strategic objectives.
The Bank’s Enterprise Risk Framework (ERF) reinforces the Bank’s risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) how the Bank defines the types of risk it is exposed to; (2) how the Bank determines the risks arising from the Bank’s strategy and operations; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, monitor, and report risk. The Bank’s risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within the Bank’s risk appetite.
RISKS INVOLVED IN TD’S BUSINESSES
The Bank’s Risk Inventory sets out the Bank’s major risk categories and related subcategories to which the Bank’s businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. The Bank’s major risk categories are: Strategic Risk; Credit Risk; Market Risk; Operational Risk; Model Risk; Insurance Risk; Liquidity Risk; Capital Adequacy Risk; Legal, Regulatory Compliance and Conduct Risk; and Reputational Risk.

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RISK APPETITE
The Bank’s RAS is the primary means used to communicate how the Bank views risk and determines the type and amount of risk it is willing to take to deliver on its strategy and to enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary conditions. The core risk principles for the Bank’s RAS are as follows:
The Bank takes risks required to build its business, but only if those risks:
1. Fit the business strategy, and can be understood and managed.
2. Do not expose the enterprise to any significant single loss events; TD does not ‘bet the Bank’ on any single acquisition, business, or product.
3. Do not risk harming the TD brand.
The Bank’s Risk Appetite Governance Framework (RAGF) describes the assumptions, responsibilities, and processes established to define, maintain, and govern TD’s risk appetite. The Bank considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAGF and a broad collection of principles, policies, processes, and tools.
The Bank’s RAS describes, by major risk category, the Bank’s risk principles and establishes both qualitative and quantitative measures, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be monitored at the enterprise level and cascaded to the segments.
Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on the Bank’s RAS measures. The Risk Management function also monitors and evaluates the effectiveness of these practices and processes, as well as the RAS measures. Compliance with RAS principles and measures is reported regularly to senior management, the Board, and the Risk Committee of the Board (Risk Committee); other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management’s performance against the Bank’s RAS measures.
RISK CULTURE
Risk culture is one of the attributes that is integral to TD’s overall organizational culture. It forms part of and is guided by the TD Culture Framework. The central oversight for culture at TD is led by Human Resources (HR) in partnership with Risk Management and Compliance. The Risk Committee engages with the Group Head and Chief Risk Officer (CRO) who leads a diverse team of risk professionals to drive a proactive risk culture.
The Bank’s risk culture starts with the “tone at the top” set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), and is supported by the Bank’s vision, purpose, and shared commitments. These governing objectives describe the behaviours that the Bank seeks to foster among its employees, in building a culture where the only risks taken are those that can be understood and managed. The Bank’s risk culture embraces accountability and continuous learning (especially from past experiences), and encourages open communication and transparency on all aspects of risk taking. The Bank’s employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk culture or appetite.
Ethical behaviour is a key component of the Bank’s risk culture. The Bank’s Code of Conduct and Ethics guides employees and directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair.
The Bank’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s risk appetite and shared behaviours. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management’s performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee, and is used by the HR Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.
In addition, governance, risk, and oversight functions operate independently from segments, supported by an organizational structure that provides objective oversight and independent challenge. Governance, risk, and oversight function heads, including the CRO, have unfettered access to respective Board committees to raise risk, compliance, and other issues. Lastly, awareness and communication of the Bank’s RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the Bank’s risk culture by increasing the knowledge and understanding of the Bank’s expectations for risk taking.
WHO MANAGES RISK
The Bank’s risk governance structure emphasizes and balances independent oversight with clear ownership for risk control within each segment. Under the Bank’s approach to risk governance, a “three lines of defence” model is employed, in which the first line of defence is the risk owner, the second line provides risk oversight, and the third line is internal audit.
The Bank’s risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. The Bank’s overall risk and control oversight is provided by the Board and its committees. The CEO and SET determine the Bank’s long-term direction which is then carried out by segments within the Bank’s risk appetite. Risk Management, headed by the CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.
The Bank has a subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the U.S. Board Risk Committee.

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The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank’s risk governance structure is illustrated in the following figure.
RISK GOVERNANCE STRUCTURE

The Board of Directors
The Board oversees the Bank’s strategic direction, the implementation of an effective risk culture and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees: the Audit, Risk, Corporate Governance, and HR Committees. The Board reviews and approves the Bank’s RAS and related measures annually, and reviews the Bank’s risk profile and performance relative to its risk appetite measures and principles.
The Audit Committee
The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of Internal Audit, Finance, Compliance and the Regulatory Compliance Management Program, and the Anti-Money Laundering/Terrorist Financing/Economic Sanctions/Anti-Bribery and Anti-Corruption Program.
The Risk Committee
The Risk Committee is responsible for reviewing and recommending TD’s RAS for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance relative to its risk appetite. In support of this oversight, the Committee reviews and approves significant enterprise-wide risk management frameworks and policies that are designed to help manage the Bank’s major risk exposures, and monitors the management of risks, issues and trends.
The Human Resources Committee
The HR Committee, in addition to its other responsibilities, oversees the management of the Bank’s culture. It also satisfies itself that HR risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank’s business objectives.
The Corporate Governance Committee
The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board for approval corporate governance principles, including the Bank’s Code of Conduct and Ethics, aimed at fostering a healthy governance culture at the Bank, and also acts as the conduct review committee for the Bank, including providing oversight of conduct risk. In addition, the committee has oversight of the Bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for E&S matters, and oversees the establishment and maintenance of policies in respect of the Bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework.
Chief Executive Officer and Senior Executive Team
The CEO and the SET develop and recommend to the Board the Bank’s long-term strategic direction and also develop and recommend for Board approval TD’s RAS. The SET members set the “tone at the top” and manage risk in accordance with the Bank’s RAS while considering the impact of current and emerging risks on the Bank’s strategy and risk profile. This accountability includes identifying, understanding and communicating significant risks to the Risk Committee.
Executive Committees
The CEO, in consultation with the CRO establishes the Bank’s executive committee structure. These committees are chaired by SET members and meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

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The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following executive committees have been established to manage specific major risks based on the nature of the risk and related business activity:
•
ALCO – chaired by the SET member responsible for TBSM, the ALCO oversees directly and through its standing subcommittees (the Enterprise Capital Committee and Global Liquidity and Funding Forum (GLF)), the management of the Bank’s consolidated non-trading
market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	OROC – chaired by the CRO, the OROC oversees the identification, monitoring, and control of key risks within the Bank’s operational risk profile.
•	DC – chaired by the CFO, the DC oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure.
•
ERRC – chaired by the CRO, the ERRC oversees the management of reputational risk within the Bank’s risk appetite, provides a forum for discussion, review, and escalation for non-traditional
risks, and acts as a decisioning body in cases where urgent risk assessment and decisions are required for select high-risk cross-segment/enterprise changes and where decision rights run across more than one group.

Risk Management
The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control, including the setting of risk strategy and policy to manage risk in alignment with the Bank’s risk appetite and business strategy. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the segments and other oversight functions to establish policies, standards, and limits that align with the Bank’s risk appetite and monitors and reports on current and emerging risks and compliance with the Bank’s risk appetite. The CRO leads and directs a diverse team of risk management professionals organized to oversee risks arising from each of the Bank’s major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are communicated to senior management and the Risk Committee.
Business and Corporate Segments
Each business and corporate segment has a dedicated risk management function that reports directly to a senior risk executive who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the segment. Business and corporate management is responsible for setting the segment-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC, and approved by the CEO, to align with the Bank’s RAS and manage risk within approved risk limits.
The corporate segment includes service and control groups (e.g., Platforms and Technology; Transformation, Enablement and Customer Experience; Human Resources and Finance) that, like business segments, are responsible for assessing risk, designing and implementing controls and monitoring and reporting their ongoing effectiveness to safeguard TD from exceeding its risk appetite.
Internal Audit
The Bank’s Internal Audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank’s risk management, internal control, and governance processes.
Compliance
Compliance is responsible for fostering a culture of integrity, ethics, and compliance throughout the Bank; delivering independent risk management and oversight of regulatory compliance throughout the Bank. The department is accountable for providing reliable and objective guidance and reporting to senior management and the Board on the state of regulatory compliance, controls and outcomes; material events of non-compliance
based on independent monitoring and testing conducted (and on other data sources and indicators); and advising whether the Regulatory Compliance Management (RCM) controls are sufficiently robust to achieve compliance with applicable laws and regulatory requirements enterprise-wide.
Global Anti-Money Laundering
GAML is responsible for the oversight of TD’s regulatory compliance with Anti-Money Laundering (AML), Anti-Terrorist Financing, Economic Sanctions, and Anti-Bribery/Anti-Corruption regulatory compliance and broader prudential risk management across the Bank in alignment with enterprise AML policies so that the money laundering, terrorist financing, economic sanctions, and bribery and corruption risks are appropriately identified and mitigated.

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Three Lines of Defence
In order to further the understanding of responsibilities for risk management, the Bank employs the following “three lines of defence” model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL
• Own, identify, manage, measure, and monitor current and emerging risks in day-to-day
activities, operations, products, and services.
• Design, implement, and maintain appropriate mitigating controls, and assess the design and operating effectiveness of those controls.
• Assess activities to maintain compliance with applicable laws and regulations.
• Monitor and report on risk profile so that activities are within TD’s risk appetite and policies.
• Implement risk-based approval processes for all new products, activities, processes, and systems.
• Escalate risk issues and develop and implement action plans in a timely manner.
• Deliver training, tools, and advice to support its accountabilities.
• Promote a strong risk management culture.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE
• Establish and communicate enterprise governance, risk, and control strategies, frameworks, and policies.
• Provide oversight and independent challenge to the first line through an effective objective assessment, that is evidenced and documented where significant, including:
–  Challenge the quality and sufficiency of the first line’s risk activities;
–  Identify and assess current and emerging risks and controls, using a risk-based approach, as appropriate;
–  Monitor the adequacy and effectiveness of internal control activities;
–  Review and discuss assumptions, material risk decisions and outcomes;
–  Aggregate and share results across business lines and control areas to identify similar events, patterns, or broad trends;
–  Identify and assess, and communicate relevant regulatory changes;
–  Develop and implement risk measurement tools so that activities are within TD’s RAS;
–  Monitor and report on compliance with TD’s RAS and policies; and
–  Escalate risk issues in a timely manner.
• Report on the risks of the Bank on an enterprise-wide and disaggregated level to the Board and/or senior management, independently of the business lines or operational management.
• Provide training, tools, and advice to support the first line in carrying out its accountabilities.
• Promote a strong risk management culture.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD’s ERF is designed and operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.
In support of a strong risk culture, the Bank applies the following principles in governing how it manages risk:
Enterprise-Wide in Scope
– Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings to the extent they may impact the Bank, and all boundaries, both geographic and regulatory.
Transparent and Effective Communication
– Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
Enhanced Accountability
– Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
Independent Oversight
– Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
Integrated Risk and Control Culture
– Risk Management disciplines will be integrated into the Bank’s daily routines, decision-making, and strategy formulation.
Strategic Balance
– Risk will be managed to foster a sound strategic balance between risk mitigation and risk enablement within TD’s risk appetite.
APPROACH TO RISK MANAGEMENT PROCESSES
The Bank’s comprehensive and proactive approach to risk management is comprised of four processes: risk identification and assessment, measurement, control, and monitoring and reporting.
Risk Identification and Assessment
Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and non-traditional
or emerging risks from the changing environment. The Bank’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risks. To that end, the Bank’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.
Risk Measurement
The ability to quantify risks is a key component of the Bank’s risk management process. The Bank’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.
In quantifying risk, the Bank uses various risk measurement methodologies, including
Value-at-Risk
(VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires segments and oversight functions to assess key risks and internal controls through a structured Risk and Control Self-Assessment program. Internal and external risk events are monitored to assess whether the Bank’s internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.
Risk Control
The Bank’s risk control processes are established and communicated through the Risk Committee and management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect its risk appetite and risk tolerances.

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The Bank’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in its measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Bank’s Internal Capital Adequacy Assessment Programs (ICAAP) and related economic capital practices. The Bank’s performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.
Risk Monitoring and Reporting
The Bank monitors and reports on risk levels on a regular basis against its risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank’s risk profile. The Bank is developing methodologies and approaches for climate scenario analysis through participation in industry-wide working groups and is working to embed the assessment of climate-related risks and opportunities into relevant Bank processes.
Stress Testing
Stress testing is an integral component of the Bank’s risk management framework and serves as a key component of the Bank’s capital, strategic and financial planning processes. Stress testing at the Bank comprises an annual enterprise-wide stress test featuring a range of scenarios, prescribed regulatory stress tests in multiple jurisdictions, and various ongoing and ad hoc stress tests and analysis. The results of these stress tests and analysis enable management to assess the impact of geopolitical events and changes to economic and other market factors on the Bank’s financial condition and assist in the determination of capital and liquidity adequacy and targets, risk appetite and other limits. These exercises enable the identification and quantification of vulnerabilities, the monitoring of changes in risk profile relative to risk appetite limits, and evaluation of business plans.
The Bank utilizes a combination of quantitative modelling and qualitative approaches to assess the impact of changes in the macroeconomic environment on the Bank’s income statement, balance sheet, and capital and liquidity position under hypothetical stress situations. Stress testing engages senior management across the lines of business, Finance, TBSM, Economics, and Risk Management. Stress test results are reviewed, challenged and approved by senior management and executive oversight committees. The Bank’s Risk Committee also reviews, challenges, and discusses the results. The results are submitted, disclosed, or shared with regulators as required or requested.
Enterprise-Wide Stress Testing
The Bank conducts an annual EWST as part of a comprehensive capital and liquidity planning, strategic, and financial exercise that is a key component of the Bank’s ICAAP framework. The EWST results are considered in establishing the Bank’s capital and liquidity targets and risk appetite limits, evaluating the Bank’s strategies and business plan, and identifying actions that senior management could take to manage the impact of stress events. In addition, the Bank conducts ad hoc stress tests and analysis for assessing the impact of events deemed to be potentially material or of concern in support of senior management’s response to an uncertain or rapidly changing operating environment.
The program is subject to a well-defined governance structure that facilitates executive oversight and engagement throughout the organization. The Bank’s EWST program involves the development, execution and assessment of stress scenarios with varying features and degrees of severity on the balance sheet, income statement, capital, liquidity, and leverage. It enables management to identify and assess enterprise-wide risks and understand potential vulnerabilities, and changes to the risk profile of the Bank. Stress scenarios are developed with consideration of the Bank’s key business activities, exposures, concentrations and vulnerabilities. The scenarios cover a wide variety of risk factors meaningful to the Bank’s risk profiles in North America and globally including changes to unemployment, gross domestic product, home prices, and interest rates.
For the 2022 EWST program, the Bank developed and assessed scenarios that explored emerging risks such as inflation risk, rising interest rates, geopolitical tensions, as well as physical climate risk. The stress testing scenarios included, a plausible typical recession scenario calibrated to historical recessions in Canada and the U.S., a low probability and highly severe stagflation scenario targeting
TD-specific
risks and vulnerabilities in support of the ICAAP, and a plausible high interest rate and inflation scenario. Ad hoc scenarios and supplemental analysis explored the evolution of various geopolitical related events, expected market transitions, as well as physical climate risk events supporting senior management in assessing key risks.
Other Stress Tests and Analysis
Ongoing stress testing and scenario analyses within specific risk types, such as market risk, liquidity risk, retail and wholesale credit risk, operational risk, and insurance risk, supplement and support our enterprise-wide analyses. Results from these risk-specific programs are used in a variety of decision-making processes including risk limit setting, portfolio composition evaluation, risk appetite articulation and business strategy implementation. In addition, the Bank conducts ad hoc stress tests and analysis for targeted portfolios, to evaluate potential vulnerabilities to specific changes in economic and market conditions.
Stress tests are also conducted on certain legal entities and jurisdictions, in line with prescribed regulatory requirements. The Bank’s U.S.-based operating bank subsidiaries’ capital planning process includes activities and results from the Office of the Comptroller of the Currency’s (OCC) Dodd-Frank Act stress testing (DFAST) requirements. The Bank’s U.S. holding company capital planning process includes the stress testing activities and results from the Federal Reserve Board’s capital plan rule and related Comprehensive Capital Analysis and Review (CCAR) requirements. In addition, certain Bank subsidiaries in Singapore, Ireland, and the United Kingdom conduct stress testing exercises as part of their respective ICAAP. The Bank undertakes other internal and regulatory based stress tests including liquidity and market risk, which are detailed in the respective sections.
The Bank also conducts scenario and sensitivity analysis as part of the Recovery and Resolution Planning program to assess potential mitigating actions and contingency planning strategies, as required.
Strategic Risk
Strategic risk is the risk of
sub-optimal
outcomes (including financial loss or reputational damage) arising from the Bank’s choice of strategies, the improper implementation of chosen strategies, the inability to implement chosen strategies, an inadequate response to disruption to the Bank’s strategies or the taking of tail risk (i.e., low probability events that can result in extremely large quantifiable losses). Strategies include current operations and merger and acquisition activities.
WHO MANAGES STRATEGIC RISK
The CEO manages Strategic Risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Senior Executive Vice President, Enterprise Strategy and Treasury is charged with developing the Bank’s overall long-term strategy and shorter-term strategic priorities with input and support from senior executives across the Bank.

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Each member of the SET is responsible for establishing and managing long-term strategy and shorter-term priorities for their areas of responsibility (business segment or corporate function) and ensuring that such strategies are aligned with the Bank’s overall long-term strategy and short-term strategic priorities, and within the enterprise risk appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business strategies.
The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank’s strategies, identifying related risks, and explaining how those risks are managed.
The ERMC oversees the identification and monitoring of significant and emerging risks related to the Bank’s strategies so that mitigating actions are taken where appropriate.
HOW TD MANAGES STRATEGIC RISK
The Bank’s enterprise-wide strategies and operating performance, and those of significant business segments and corporate functions, are assessed regularly by the CEO and the members of the SET through an integrated financial and strategic planning process, as well as operating results reviews.
The Bank’s RAS establishes strategic risk limits at the enterprise and business segment-level. Limits include qualitative and quantitative assessments and are established to monitor and control business concentrations, strategic disruption, and E&S risks.
The Bank’s annual integrated planning process establishes plans at the enterprise, segment, and strategic business line-levels (subsets of business segments). The plans include key operating trends, long-term strategy, shorter-term strategies, target metrics, key risks and mitigants, ESG considerations, and alignment with enterprise strategy and risk appetite.
Operating results are reviewed on a periodic basis during the year to monitor segment-level performance against the integrated financial and strategic plan. These reviews include an evaluation of the long-term strategy and short-term strategic priorities of each business segment, including the operating environment, competitive position, performance assessment, initiatives for strategy execution and key business risks. The frequency of the operating results reviews depends on the risk profile and size of the business segment or corporate function.
The Bank’s strategic risk, and adherence to its risk appetite, is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, material acquisitions are assessed for their fit with the Bank’s strategy and risk appetite in accordance with the Bank’s Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7,
Financial Instruments: Disclosures
, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2022 and 2021.
Credit Risk
Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
The Bank’s primary objective is to be methodical in its credit risk assessment so that the Bank can understand, select, and manage its exposures to reduce significant fluctuations in earnings.
The Bank’s strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.
WHO MANAGES CREDIT RISK
The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but also report to Risk Management.
Each business segment’s credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management’s approval for credit decisions beyond its discretionary authority.
Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.
The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.
HOW TD MANAGES CREDIT RISK
The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.
Credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit are centrally approved by Risk Management, and the Board where applicable.
Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.
In the Bank’s Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value
constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including, but not limited to, employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use, and monitor and assess the performance of scoring models and decision strategies to align with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported and larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management.
The Bank’s Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings (BRR and FRR), quantify and monitor the level of risk, and facilitate the associated risk management. Risk ratings are also used to determine the amount of credit exposure the Bank is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank’s credit risk models are monitored on an ongoing basis.

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Unanticipated

economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related
finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.
As part of the Bank’s credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to provide for a diversified loan portfolio and to reduce the risk of undue concentration. The Bank manages this risk using limits based on an internal risk rating score that combines TD’s industry risk rating model and industry analysis, and regularly reviews industry risk ratings to assess whether internal ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.
The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as “entity risk”. All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s BRR. This exposure is monitored on a regular basis.
To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.
The Basel Framework
The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.
Credit Risk and the Basel Framework
The Bank uses the Basel AIRB Approach for credit risk for all material portfolios.
To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.
Credit Risk Exposures Subject to the AIRB Approach
Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s 2022 Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.
Risk Parameters
Under the AIRB Approach, credit risk is measured using the following risk parameters:
•	Probability of default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one-year time horizon.
•	Loss given default (LGD) – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default (EAD).
•	EAD – the total amount the Bank is exposed to at the time of default.
By applying these risk parameters, the Bank can measure and monitor its credit risk to verify that it remains within pre-determined
thresholds.
Retail Exposures
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types
of retail exposures: residential secured (for example, mortgages and home equity lines of credit), qualifying revolving retail (for example, credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).
The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based on the internal default and loss performance history for each of the three retail exposure sub-types.
Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.
Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of credit limits at default. PD, LGD, and EAD models are calibrated using established statistical methods, such as logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account’s previous history and current status; an account’s age on book; a customer’s credit bureau attributes; a customer’s other holdings with the Bank; and macroeconomic inputs, such as unemployment rate. For secured products such as residential mortgages, property characteristics, loan-to-value
ratios, and a customer’s equity in the property, play a significant role in PD as well as in LGD models.
All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.
Exposures are then assigned to one of nine
pre-defined
PD segments based on their estimated
long-run
average
one-year
PD.
The predictive power of the Bank’s retail credit models is assessed against the most recently available one-year
default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation as outlined in the “Model Risk Management” section of this disclosure.
Long-run
PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run
average over the credit cycle to estimate PD.
LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.
For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

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The

following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.24 18.25 to 99.99
Default	9	100.00
Non-Retail
Exposures
In the
non-retail
portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail
credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.
The Bank evaluates credit risk for
non-retail
exposures by using both a BRR and FRR. The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data. In Canada, for both the wholesale and commercial lending portfolios, credit risk models are calibrated based on internal data beginning in 1994. In the U.S., credit risk models are calibrated based on internal data beginning in 2007. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.
Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and allowance for credit losses.
Borrower Risk Rating and PD
Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower’s competitive position, financial performance, economic, and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle
PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgment, as prescribed within the Bank’s credit policies.
To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle
approach.
TD’s
21-point
BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor’s	Moody’s Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default
Facility Risk Rating and LGD
The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.
Different FRR models are used based on industry and obligor size. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgment to the quantitative LGD scale.
The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery. To reflect this, calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.
Exposure at Default
The Bank calculates
non-retail
EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.
BRR and drawn ratio up to
one-year
prior to default are predictors for UGD. Consequently, the UGD estimates are calibrated by BRR and drawn ratio, the latter representing the ratio of the drawn to authorized amounts.
Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different from average UGD, therefore the UGDs are set at the average calibrated level, by drawn ratio and/or BRR, plus an appropriate adjustment for statistical and model uncertainty.

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Credit Risk Exposures Subject to the Standardized Approach (SA)
Currently SA to credit risk is used on exempted portfolios which are either immaterial or expected to wind down. Under SA, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. The Bank uses external credit ratings, including Moody’s and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).
The Bank applies the following risk weights to
on-balance
sheet exposures under SA:

Sovereig n	0	% 1
Bank	20	% 1

Corporate	100%

1	The risk weight may vary according to the external risk rating.
Lower risk weights apply where approved credit risk mitigants exist.
Non-retail
loans that are more than 90 days past due receive a risk weight of 150%. For off-balance
sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.
Derivative Exposures
Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. Derivative-related credit risks are subject to the same credit approval standards that the Bank uses for assessing loans. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way
risk exposures, and managing the size, diversification, and maturity structure of the portfolios.
The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as ongoing stress testing to identify and quantify exposure under a range of adverse scenarios. The Bank establishes various limits to manage business volumes and concentrations. Risk Management independently measures and monitors counterparty credit risk relative to established credit policies and limits. As part of the credit risk monitoring process, management periodically reviews all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties, and to assess the valuation of underlying financial instruments and the impact evolving market conditions may have on the Bank.
To reduce credit risk exposure, the Bank employs mitigation strategies that include master netting agreements, collateral pledging, central clearing houses and other credit risk mitigation techniques. Master netting agreements allow the Bank to offset and arrive at a net obligation amount, whereas collateral agreements allow the Bank to secure the Bank’s exposure. By taking the opposite position to each trade, central clearing houses also reduce bilateral credit risk.
There are two types of
wrong-way
risk exposures, namely general and specific. General
wrong-way
risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way
risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way
risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.
The Bank uses the standardized approach for counterparty credit risk to calculate the EAD amount, which is defined by OSFI as a multiple of the summation of replacement cost and potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures.
Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:
•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to verify that estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.
Risk Management verifies that the credit risk rating system complies with the Bank’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.
Credit Risk Mitigation
The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial
security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.
In the Retail and Commercial banking businesses, security for loans is primarily non-financial
and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans are to investment grade borrowers where no security is pledged.
Non-investment
grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.
The Bank also uses collateral, master netting agreements and central clearing houses to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined
discounts and procedures for the receipt, safekeeping, and release of pledged securities.
In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by the Bank’s counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party
arrangements with industry standard agreements.
Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to the AIRB approach, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 6 9

The

Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.
The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. AVMs are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third-party appraisals.
Gross Credit Risk Exposure
Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 43:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based Approaches
1

(millions of Canadian dollars)					As at
		October 31, 2022			October 31, 2021
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,989	$477,898	$482,887	$4,323	$433,144	$437,467
Qualifying revolving retail	–	166,722	166,722	–	151,006	151,006

Other retail	3,232	92,925	96,157	3,368	88,894	92,262
Total retail	8,221	737,545	745,766	7,691	673,044	680,735
Non-retail
Corporate	2,205	695,746	697,951	6,066	625,640	631,706
Sovereign	1	507,533	507,534	1	470,671	470,672

Bank	646	150,333	150,979	519	136,004	136,523

Total non-retail	2,852	1,353,612	1,356,464	6,586	1,232,315	1,238,901
Gross credit risk exposures	$11,073	$2,091,157	$2,102,230	$14,277	$1,905,359	$1,919,636

1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

Other Credit Risk Exposures
Non-trading
Equity Exposures
The Bank applies the simple risk weight method under the market-based approach to calculate RWA on the non-trading
equity exposures. Under the simple risk weight method, a 300% risk weight is applied to equity holdings that are publicly traded and a 400% risk weight is applied to all other equity holdings. Equity exposures to sovereigns and holdings made under legislated programs continue to follow the appropriate OSFI prescribed risk weights of 0%, 20% or 100%.
Securitization Exposures
Effective November 1, 2018, the Bank applies risk weights to all securitization exposures under the revised securitization framework published by OSFI. The revised securitization framework includes a hierarchy of approaches to determine capital treatment, and transactions that meet the simple, transparent, and comparable requirements that are eligible for preferential capital treatment.
The Bank uses Internal Ratings-Based Approach
(SEC-IRBA)
for qualified exposures. Under
SEC-IRBA,
risk weights are determined using a loss coverage model that quantifies and monitors the level of risk. The
SEC-IRBA
also considers credit enhancements available for loss protection.
For externally rated exposures that do not qualify for
SEC-IRBA,
the Bank uses an External Ratings-Based Approach
(SEC-ERBA).
Risk weights are assigned to exposures using external ratings by external rating agencies, including Moody’s and S&P. The
SEC-ERBA
also takes into account additional factors, including the type of the rating (long-term or short-term), maturity, and the seniority of the position.
For exposures that do not qualify for
SEC-IRBA
or
SEC-ERBA,
and are held by an ABCP issuing conduit, the Bank uses the Internal Assessment Approach (IAA).
Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank’s IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for their equivalent external ratings by asset class. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.
For exposures that do not qualify for
SEC-IRBA,
SEC-ERBA
or the IAA, the Bank uses the SA
(SEC-SA).
Under
SEC-SA,
the primary factors that determine the risk weights include the asset class of the underlying loans, the seniority of the position, the level of credit enhancements, and historical delinquency rates.
Irrespective of the approach being used to determine the risk weights, all exposures are assigned an internal risk rating based on the Bank’s assessment, which must be reviewed at least annually. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.
The Bank’s internal rating process is subject to all of the key elements and principles of the Bank’s risk governance structure, and is managed in the same way as outlined in this “Credit Risk” section.
The Bank uses the results of the internal rating in all aspects of its credit risk management, including performance tracking, control mechanisms, and management reporting.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 70

Market Risk
Trading Market Risk is the risk of loss in financial instruments held in trading positions due to adverse movements in market factors. These market factors include interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and their respective volatilities.
Non-Trading
Market Risk is the risk of loss on the balance sheet or volatility in earnings from non-trading
activities such as asset-liability management or investments, due to adverse movements in market factors. These market factors are predominantly interest rates, credit spreads, foreign exchange rates and equity prices.
The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading
activities. The Bank is an active participant in the market through its trading and investment portfolios, seeking to realize returns for the Bank through careful management of its positions and inventories. In the Bank’s non-trading
activities, it is exposed to market risk through the everyday banking transactions that the Bank executes with its customers.
The Bank complied with the Basel III market risk requirements as at October 31, 2022, using the Internal Models Approach.
MARKET RISK LINKAGE TO THE BALANCE SHEET
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 44:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)									As at
	October 31, 2022				October 31, 2021
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$137,294	$422	$136,872	$–	$159,962	$437	$159,525	$–	Interest rate
Trading loans, securities, and other	143,726	142,294	1,432	–	147,590	146,660	930	–	Interest rate
Non-trading financial assets at fair value through profit or loss	10,946	–	10,946	–	9,390	–	9,390	–	Equity, foreign exchange, interest rate
Derivatives	103,873	98,305	5,568	–	54,427	52,351	2,076	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	5,039	–	5,039	–	4,564	–	4,564	–	Interest rate
Financial assets at fair value through other comprehensive income	69,675	–	69,675	–	79,066	–	79,066	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	342,774	–	342,774	–	268,939	–	268,939	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	160,167	7,450	152,717	–	167,284	7,992	159,292	–	Interest rate
Loans, net of allowance for loan losses	831,043	–	831,043	–	722,622	–	722,622	–	Interest rate
Customers’ liability under acceptances	19,733	–	19,733	–	18,448	–	18,448	–	Interest rate
Investment in Schwab	8,088	–	8,088	–	11,112	–	11,112	–	Equity
Other assets 1	3,414	–	3,414	–	2,677	–	2,677	–	Interest rate

Assets not exposed to market risk	81,756	–	–	81,756	82,591	–	–	82,591

Total Assets	$1,917,528	$248,471	$1,587,301	$81,756	$1,728,672	$207,440	$1,438,641	$82,591
Liabilities subject to market risk
Trading deposits	$23,805	$22,962	$843	$–	$22,891	$22,731	$160	$–	Equity, interest rate
Derivatives	91,133	86,727	4,406	–	57,122	51,816	5,306	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	12,612	12,612	–	–	13,505	13,505	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	162,786	3	162,783	–	113,988	7	113,981	–	Interest rate
Deposits	1,229,970	–	1,229,970	–	1,125,125	–	1,125,125	–	Interest rate, foreign exchange
Acceptances	19,733	–	19,733	–	18,448	–	18,448	–	Interest rate
Obligations related to securities sold short	45,505	44,427	1,078	–	42,384	41,242	1,142	–	Interest rate
Obligations related to securities sold under repurchase agreements	128,024	9,509	118,515	–	144,097	5,126	138,971	–	Interest rate
Securitization liabilities at amortized cost	15,072	–	15,072	–	15,262	–	15,262	–	Interest rate
Subordinated notes and debentures	11,290	–	11,290	–	11,230	–	11,230	–	Interest rate
Other liabilities 1	23,291	–	23,291	–	16,144	–	16,144	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	154,307	–	–	154,307	148,476	–	–	148,476
Total Liabilities and Equity	$1,917,528	$176,240	$1,586,981	$154,307	$1,728,672	$134,427	$1,445,769	$148,476

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 71

MARKET RISK IN TRADING ACTIVITIES
The overall objective of the Bank’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth
knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.
WHO MANAGES MARKET RISK IN TRADING ACTIVITIES
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank’s trading businesses as well as changes to market risk policies. The committee is chaired by the Vice President, Head of Market Risk, and includes Wholesale Banking senior management.
There were no significant reclassifications between trading and non-trading
books during the year ended October 31, 2022.
HOW TD MANAGES MARKET RISK IN TRADING ACTIVITIES
Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank’s risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for trading market risk.
Trading Limits
The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.
The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.
Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.
At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily one-day VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the year ending October 31, 2022, there were
37 days of trading losses and trading net revenue was positive for 86% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 2

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements. In 2022, the Bank implemented infrastructure enhancements to adapt to the market wide Benchmark Rate Reforms.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR (SVaR)
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2022, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. The appropriate historical one-year
period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and d
e
fault risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. The Bank applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.
The following table presents the end of year, average, high, and low usage of TD’s portfolio metrics.

TABLE 4
5
:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	2022				2021
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$15.3	$21.2	$41.1	$9.8	$11.9	$15.7	$33.5	$6.8
Credit spread risk	35.6	23.0	41.0	8.0	9.0	14.7	37.2	5.4
Equity risk	10.6	12.8	24.3	7.8	9.2	9.5	14.1	6.0
Foreign exchange risk	4.8	2.4	7.5	0.6	1.8	1.9	5.3	0.4
Commodity risk	12.1	5.8	13.4	2.9	4.7	4.7	9.4	1.9
Idiosyncratic debt specific risk	60.0	36.8	60.9	17.8	19.4	26.2	41.9	16.5

Diversification effect 1	(69.4)	(56.8)	n/m 2	n/m	(32.9)	(42.8)	n/m	n/m
Total Value-at-Risk (one-day)	69.0	45.2	76.0	21.8	23.1	29.9	44.7	20.6
Stressed Value-at-Risk (one-day)	74.0	77.5	100.0	55.7	63.9	39.5	63.9	28.5
Incremental Risk Capital Charge (one-year)	176.4	260.3	418.8	149.4	338.3	349.5	424.3	265.1

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Markets experienced volatility across all asset classes in 2022 due to concerns surrounding ongoing geopolitical tensions, elevated inflationary pressure and interest rate hikes. Key factors impacting VaR models during the period were credit spread widening and new scenario shocks incorporating market volatility rolling into the most recent
259-day
trading window. As a result of these factors, VaR has been elevated throughout 2022.
The Bank has effectively managed market risk by maintaining stable risk exposures, with daily VaR remaining within approved limits during the year.
Average VaR increased year-over-year and quarter-over-quarter due to widening of credit spreads which are reflected in updated VaR scenarios. Average Stressed VaR increased year-over-year driven by widening of credit spreads as well as changes in interest rate positions. Average Stressed VaR decreased quarter-over-quarter due to changes in bond positions.
Average IRC decreased year-over-year and quarter-over-quarter due to changes in bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to verify that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Stress Testing
The Bank’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe, but plausible, hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modelled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, the Brexit referendum of June 2016, and the
COVID-19
pandemic of 2020.
Stress tests are produced and reviewed regularly with the Market Risk Control Committee.
MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES
The Bank is also exposed to market risk arising from its investment portfolio and other non-trading
portfolios. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 3

Structural
(Non-Trading)
Market Risk
Structural
(Non-Trading)
Market Risk deals with managing the market risks of TD’s traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and HQLA. It does not include exposures from TD’s Wholesale Banking or Insurance businesses. Structural market risks primarily include interest rate risk and foreign exchange risk.
WHO MANAGES STRUCTURAL
(NON-TRADING)
MARKET RISK
The TBSM group measures and manages the market risks of the Bank’s non-trading
banking activities outside of TD’s Wholesale Banking and Insurance businesses, with oversight from the ALCO. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee reviews and approves key non-trading
market risk policies, and monitors the Bank’s positions and compliance with these policies through regular reporting and updates from senior management.
HOW TD MANAGES STRUCTURAL
(NON-TRADING)
MARKET RISK
Non-trading
interest rate risk is viewed as a
non-productive
risk as it has the potential to increase earnings volatility and generate losses without providing long run expected value. As a result, TBSM’s mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank’s net interest income and economic value to be consistent with the Bank’s risk appetite.
Managing Structural Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Interest rate risk management is designed to generate stable and predictable earnings over time. The Bank has adopted a disciplined hedging approach to manage the net interest income from its asset and liability positions. Key aspects of this approach are:
•
Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;

•	Modelling the expected impact of customer behaviour on TD’s products (e.g., how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date);
•	Assigning target-modelled maturity profiles for non-maturity assets, liabilities, and equity;
•	Measuring the margins of TD’s banking products on a fully-hedged basis, including the impact of financial options that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.
The Bank is exposed to interest rate risk from “mismatched positions” when asset and liability principal and interest cash flows have different interest payment, repricing or maturity dates. The Bank measures this risk based on an assessment of: contractual cash flows, product embedded optionality, customer behaviour expectations and the modelled maturity profiles for non-maturity
products. To manage this risk, the Bank primarily uses financial derivatives, wholesale investments, funding instruments, and other capital market alternatives.
The Bank also measures its exposure to
non-maturity
liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgment. Fluctuations of non-maturity
deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.
Banking product optionality, whether from freestanding options such as mortgage rate commitments or options embedded within loans and deposits, expose the Bank to a significant financial risk. To manage these exposures, the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option.
•
Rate Commitments
: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.

•
Asset Prepayment and other Embedded Options
: The Bank models its exposure to written options embedded in some of its products, based on analyses of customer behaviour. Examples of this are the right to prepay residential mortgage loans, and the right to early redeem some term deposit products. For mortgages, econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general, mortgage prepayments are also affected by factors such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives. A similar analysis is undertaken for other products with embedded optionality.

Structural Interest Rate Risk Measures
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits for the Bank’s management of non-trading
interest rate risk are set by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the ALCO and the Risk Committee.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 4

The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the Bank’s EVE and NII. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 4
6
:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)							As at
	October 31, 2022						October 31, 2021
	EVE Sensitivity			NII Sensitivity 1,2			EVE Sensitivity	NII Sensitivity 1
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(69)	$(1,427)	$(1,496)	$601	$612	$1,213	$(1,368)	$1,857
100 bps decrease in rates	(65)	1,167	1,102	(639)	(742)	(1,381)	338	(1,101)
1	Represents the twelve-month NII exposure to an immediate and sustained shock in rates.
2
Results are presented inclusive of the interest rate swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition. Since these swaps were pre-existing
hedges which economically hedge the Bank’s
non-trading
market risk, their continued inclusion has no impact on the year-over-year results.

As at October 31, 2022, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,496 million, an increase
of $128 million from last year, and a positive impact to the Bank’s NII of $1,213 million, a decrease of $644 million from last year. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $1,102 million, an increase of $764 million from last year, and a negative impact to the Bank’s NII of $1,381 million, an increase of $280 million from last year. The year-over-year increase in up shock EVE Sensitivity is primarily due to increased sensitivity of net assets funded by equity, while the year-over-year increase in down shock EVE Sensitivity is primarily due to decreased sensitivity from loan optionality in the U.S. region. The year-over-year increase in down shock NIIS is primarily due to an increase in the effective shock given the increased level of interest rates and the measurement using a
-25
bps floor, partially offset by rising deposit betas, changes in deposit composition, and Treasury hedging activity. The year-over-year decrease in up shock NIIS is also primarily due to rising deposit betas, changes in deposit composition, and Treasury hedging activity. As at October 31, 2022, reported EVE and NII Sensitivities remain within the Bank’s risk appetite and established Board limits.
Managing
Non-trading
Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.
The Bank is exposed to
non-trading
foreign exchange risk primarily from its investments in foreign operations. When the Bank’s foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank’s reported net income and shareholders’ equity, and also its capital ratios.
In order to minimize the impact of an adverse foreign exchange rate change on certain capital ratios, the Bank’s net investments in foreign operations are hedged so certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates. The Bank does not generally hedge the earnings of foreign subsidiaries which results in changes to the Bank’s consolidated earnings when relevant foreign exchange rates change. As at October 31, 2022, the Bank has executed foreign exchange hedges to mitigate the impact of foreign exchange volatility to closing capital of the First Horizon acquisition.
Other
Non-trading
Market Risks
Other structural market risks monitored on a regular basis include:
•	Basis Risk – The Bank is exposed to risks related to the difference in various market indices.
•
Equity Risk
–
The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff. The Bank is also exposed to non-trading
equity price risk primarily from its share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash. Changes in the Bank’s share price can impact non-interest
expenses. The Bank uses derivative instruments to manage its non-trading
equity price risk. In addition, the Bank is exposed to equity risk from investment securities designated at FVOCI.

Managing Investment Portfolios
The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is comprised of high-quality, low-risk
securities and managed in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposit balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank’s investment portfolio. In addition, the Wholesale Banking and Insurance businesses also hold investments that are managed separately.
WHY NET INTEREST MARGIN FLUCTUATES OVER TIME
As previously noted, the Bank’s approach to structural
(non-trading)
market risk is designed to generate stable and predictable earnings over time, regardless of cash flow mismatches and the exercise of options granted to customers. This approach also creates margin certainty on loan and deposit profitability as they are booked. Despite this approach however, the Bank’s NIM is subject to change over time for the following reasons (among others):
•	Differences in margins earned on new and renewing products relative to the margin previously earned on matured products;
•	The weighted-average margin will shift as the mix of business changes;
•	Changes in the basis between various benchmark rates (e.g. Prime, CDOR, Secured Overnight Financing Rate (SOFR) or LIBOR);
•	The lag in changing product prices in response to changes in wholesale interest rates;
•	Changes from the repricing of hedging strategies to manage the investment profile of the Bank’s non-rate sensitive deposits; and
•
Margin changes from the portion of the Bank’s deposits that are non-rate
sensitive but not expected to be longer term in nature, resulting in a shorter term investment profile and higher sensitivity to short-term rates.

The general level of interest rates will affect the return the Bank generates on its modelled maturity profile for core non-rate
sensitive deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modelled option exposures, and will affect the cost of hedging such exposures. The Bank’s approach to managing these factors tends to moderate their impact over time, resulting in a more stable and predictable earnings stream.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 7 5

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk but excludes strategic and reputational risk.
Operational risk is inherent in all of the Bank’s business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in financial loss (direct or indirect), reputational harm, or regulatory censure and penalties.
The Bank seeks to actively mitigate and manage operational risk in order to create and sustain shareholder value, successfully execute the Bank’s business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.
In fiscal 2022, operational risk losses remained within the Bank’s risk appetite. Refer to Note 27 of the 2022 Consolidated Financial Statements for further information on material legal or regulatory actions.
WHO MANAGES OPERATIONAL RISK
Operational Risk Management is an independent function that owns and maintains the Bank’s Operational Risk Management Framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify, assess, measure, control, monitor, escalate, report, and communicate on operational risk. Operational Risk Management is designed to provide appropriate monitoring and reporting of the Bank’s operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.
In addition to the framework, Operational Risk Management owns and maintains, or has oversight of, the Bank’s operational risk policies including those that govern business continuity and crisis management, third-party risk management, data risk management, financial crime and fraud risk management, project risk management, and technology and cyber security risk management.
The senior management of individual business units and corporate areas is responsible for the day-to-day
management of operational risk following the Bank’s established operational risk management framework, policies and the three lines of defence model. An independent risk management oversight function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.
Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.
HOW TD MANAGES OPERATIONAL RISK
The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the operational risk appetite, governance processes, and policies. The Operational Risk Management Framework supports alignment with the Bank’s ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:
Governance and Policy
Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.
Risk and Control Self-Assessment
Internal controls are one of the primary methods of safeguarding the Bank’s employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank’s policies.
Operational Risk Event Monitoring
To reduce the Bank’s exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank’s policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to facilitate the Bank’s analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks itself against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.
Scenario Analysis
Scenario Analysis is a systematic and repeatable process of obtaining expert business and risk opinion to derive assessments of the likelihood and potential loss estimates of high impact operational events that are unexpected and outside the normal course of business. The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank’s operational risk profile and control structure. The program raises awareness and educates business and corporate segments regarding existing and emerging risks, which may result in the identification and implementation of new scenarios and risk mitigation action plans to minimize tail risk.
Risk Reporting
Risk Management regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.
Insurance
TD’s Corporate Insurance team, with oversight from TD Risk Management, utilizes insurance and other risk transfer arrangements to mitigate and reduce potential future losses related to operational risk. Risk Management includes oversight of the effective use of insurance aligned with the Bank’s risk

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 76

management strategy and risk appetite. Insurance terms and provisions, including types and amounts of coverage, are regularly assessed so that the Bank’s tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth
risk and financial analysis and identifying opportunities to transfer elements of the Bank’s risk to third parties where appropriate. The Bank transacts with external insurers that satisfy its minimum financial rating requirements.
Technology and Cyber Security
Virtually all aspects of the Bank’s business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities.
The Bank manages these risks to support adequate and proper
day-to-day
operations; and protect against unauthorized access of the Bank’s technology, infrastructure, systems, information, or data. To enable this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs and industry-accepted cyber threat management practices to enable rapid detection and response.
The Bank’s Cybersecurity Subcommittee provides dedicated senior executive oversight, direction and guidance regarding management of risks relating to cybersecurity, including cyber terrorism and activism, cyber fraud, cyber espionage, ransomware extortion, identity theft and data theft. The Cybersecurity Subcommittee endorses actions and makes recommendations to the CEO and the ERMC as appropriate, including in some instances, supporting onward recommendations to the Risk Committee. Together with the Bank’s Operational Risk Management Framework, technology and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.
Data Management
The Bank’s data assets are governed and managed to preserve value and support business objectives. Inconsistent or inadequate data governance and management practices may compromise the Bank’s data and information assets which could result in financial and reputational impacts. The Bank’s Enterprise Data Governance Office, Corporate and Technology partners develop and implement enterprise-wide standards and practices that describe how data and information assets are created, used, or maintained on behalf of the Bank.
Business Continuity and Crisis Management
The Bank maintains an enterprise-wide business continuity and crisis management program that supports management’s ability to operate the Bank’s businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to maintain resilience and facilitate the continuity and recovery of business operations. This program is supported by formal crisis management measures so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.
Third-Party Management
A third-party supplier/vendor is an entity that supplies products, services or other business activities, functions or processes to or on behalf of the Bank. While these relationships bring benefits to the Bank’s businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and provide a level of risk management and senior management oversight which is appropriate to the size, risk, and criticality of the third-party arrangement.
Change Delivery/Project Management
The Bank has established a disciplined approach to delivering change across the enterprise coordinated by the Enterprise Project Delivery Excellence group. This approach involves senior management governance and oversight of the Bank’s change portfolio and leverages leading industry practices to guide the Bank’s use of a standardized delivery methodology, defined accountabilities and capabilities, and portfolio reporting and management tools to support successful delivery.
Fraud Management
The Bank develops and implements enterprise-wide fraud management strategies, policies, and practices that are designed to minimize the number, size and scope of fraudulent activities perpetrated against it. The Bank employs prevention, detection and monitoring capabilities across the enterprise that are designed to help protect customers, shareholders, and employees from increasingly sophisticated fraud risk. Fraud risk is managed by establishing and communicating appropriate policies, procedures, employee education in fraud risks, and monitoring activity to help maintain adherence to the Fraud Risk Management Framework. The Fraud Risk Management Framework describes the governance, policies, and processes that the Bank’s businesses employ to proactively manage and govern fraud risk within the Bank’s risk appetite which is embedded in the Bank’s day to day operations and culture. The Bank has also established a dedicated fraud risk measure within its operational risk appetite to better monitor and assess fraud impacts across the enterprise.
Operational Risk Capital Measurement
The Bank’s operational risk capital is determined using the Basel II Standardized Approach (TSA). Under this approach, the Bank applies prescribed factors to a three-year average of annual gross income for each of eight different business lines representing the different activities of the institution such as Retail Banking, Commercial Banking, and Asset Management.
Model Risk
Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and other estimation approaches and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.
WHO MANAGES MODEL RISK
Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee, and regulators on the state of model risk at TD and alignment with the Bank’s Model Risk Appetite. The Risk Committee approves the Bank’s Model Risk Management Framework and Model Risk Policy.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 77

HOW TD MANAGES MODEL RISK
The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model monitoring. The Bank’s Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.
Segments identify the need for a new model and are responsible for model development and documentation according to the Bank’s policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching their model risk rating. Once models are implemented, model owners are responsible for ongoing monitoring and usage in accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.
Model Risk Management provides oversight, maintains a centralized inventory of all models as defined in the Bank’s Model Risk Policy, validates and approves new and existing models on a pre-determined
schedule depending on the model risk rating, sets model monitoring standards, and provides training to all stakeholders. The validation process varies in rigour, depending on the model risk rating, but at a minimum contains a detailed determination of:
•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on intrinsic risk, materiality and criticality;
•	the sensitivity of model-to-model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.
When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on an alternative modelling approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use. As with traditional model approaches, machine-learning models are also subject to the same rigorous standards and risk management practices.
At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models identified as obsolete or no longer appropriate for use, due to changes in industry practice, the business environment or Bank strategies, are subject to decommissioning.
The Bank has policies and procedures in place designed to properly discern models from non-models,
and the level of independent challenge and oversight corresponds to the materiality and complexity of models.

Insurance Risk
Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing and/or design, underwriting, reinsurance protection and, claims or reserving either at the inception of an insurance or reinsurance contract, during the lifecycle of the claim or at the valuation date. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, frequency of claims (for example, driven by non-life
premium risk,
non-life
reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), or policyholder behaviour.
Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.
WHO MANAGES INSURANCE RISK
Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into Risk Management. The Audit Committee acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own boards of directors who provide additional risk management oversight.
HOW TD MANAGES INSURANCE RISK
The Bank’s risk governance practices are designed to support independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its subcommittees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank’s Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank’s risk appetite for insurance risk.
The assessment of policy (premium and claims) liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims or terminations/surrenders of premium arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future payments. As such, the Bank regularly monitors estimates against actual and emerging experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim and premium liabilities are governed by the Bank’s general insurance and life and health reserving policies.
Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.
Insurance market cycles, as well as changes in insurance legislation, the regulatory environment, judicial environment, trends in court awards, climate patterns, pandemics or other applicable public health emergencies, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.
There is also exposure to concentration risk associated with general insurance and life and health coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business’ reinsurance programs are governed by catastrophe and reinsurance risk management policies.
Strategies are in place to manage the risk to the Bank’s reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long-term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 78

Liquidity Risk
The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The GLF Committee, a subcommittee of the ALCO comprised of senior management from Treasury, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for Treasury, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TDGUS as TD’s U.S. IHC, as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:
•
Enterprise Liquidity Risk in Risk Management is responsible for maintaining liquidity risk management and asset pledging policies, along with associated limits, standards, and processes which are established to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank’s operations. Risk Management jointly owns the Liquidity Risk Management Framework along with the SET member responsible for Treasury. Enterprise Liquidity Risk provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk management. Capital Markets Risk Management is responsible for independent liquidity risk metric reporting;

•
Treasury Liquidity Management manages the liquidity position of the Canadian Personal and Commercial Banking, Wealth Management and Insurance, Corporate, Wholesale Banking, and U.S. Retail segments, as well as the liquidity position of CUSO; and

•
Other regional operations, including those within TD’s insurance business, foreign branches, and/or subsidiaries are responsible for managing their liquidity risk in compliance with their own policies, and local regulatory requirements, while maintaining alignment with the enterprise framework.

HOW TD MANAGES LIQUIDITY RISK
The Bank manages the liquidity profile of its businesses to be within the defined liquidity risk appetite, and maintains target requirements for liquidity survivability using a combination of internal and regulatory measures. The Bank’s overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect the Bank’s access to funding or destabilize its deposit base.
The Bank maintains an internal view for measuring and managing liquidity that uses an assumed Severe Combined Stress Scenario (SCSS). The SCSS considers potential liquidity requirements during a crisis resulting from a loss of confidence in the Bank’s ability to meet obligations as they come due. In addition to this bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions and a decrease in the marketability of assets. The Bank’s liquidity risk management policies stipulate that the Bank must maintain a sufficient level of liquid assets to support business growth, and to cover identified stressed liquidity requirements under the SCSS, for a period of up to 90 days. The Bank calculates stressed liquidity requirements for the SCSS related to the following conditions:
•	wholesale funding maturing in the next 90 days (assumes maturing debt will be repaid instead of rolled over);
•	accelerated attrition or “run-off” of deposit balances;
•	increased utilization of available credit and liquidity facilities; and
•	increased collateral requirements associated with downgrades in the Bank’s credit ratings and adverse movement in reference rates for derivative and securities financing transactions.
The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (the LCR, the NSFR, and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a
30-day
stress period, the NSFR requires that banks maintain available stable funding (ASF) in excess of required stable funding (RSF) for periods up to one year (a minimum NSFR of 100%), and the NCCF monitors the Bank’s detailed cash flow gaps for various time bands. As a result, the Bank’s liquidity is managed to the higher of its internal liquidity requirements and target buffers over the regulatory minimums.
The Bank considers potential regulatory restrictions on liquidity transferability in the calculation of enterprise liquidity positions. Accordingly, surplus liquidity domiciled in regulated subsidiaries may be excluded from consolidated liquidity positions as appropriate.
The Bank’s Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost or credit of funds to the retail and wholesale banking businesses. Liquidity costs applied to loans and trading assets are determined based on the cash flow or stressed liquidity profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent obligations like undrawn lines of credit provided to customers.
LIQUID ASSETS
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given its underlying high credit quality and demonstrated liquidity.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 79

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TABLE 47:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
	October 31, 2022
Cash and central bank reserves	$48,965	$–	$48,965	6%	$628	$48,337
Canadian government obligations	17,133	88,511	105,644	12	68,175	37,469
National Housing Act Mortgage-Backed Securities (NHA MBS)	28,650	157	28,807	3	1,161	27,646
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,099	23,907	62,006	7	33,364	28,642
Corporate issuer obligations	11,657	4,935	16,592	2	3,659	12,933

Equities	12,746	4,602	17,348	2	13,497	3,851
Total Canadian dollar-denominated	157,250	122,112	279,362	32	120,484	158,878
Cash and central bank reserves	84,777	–	84,777	10	–	84,777
U.S. government obligations	86,611	54,614	141,225	16	47,518	93,707
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	92,793	7,924	100,717	11	21,660	79,057
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,278	53,515	119,793	14	48,079	71,714
Corporate issuer obligations	96,971	4,620	101,591	11	11,378	90,213

Equities	25,665	32,006	57,671	6	42,347	15,324

Total non-Canadian dollar-denominated	453,095	152,679	605,774	68	170,982	434,792
Total	$610,345	$274,791	$885,136	100%	$291,466	$593,670

	October 31, 2021
Cash and central bank reserves	$70,271	$–	$70,271	8%	$798	$69,473
Canadian government obligations	26,176	92,825	119,001	14	83,456	35,545
NHA MBS	23,615	2	23,617	3	1,104	22,513
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,213	24,808	55,021	6	37,142	17,879
Corporate issuer obligations	9,062	3,775	12,837	1	2,542	10,295

Equities	14,558	3,589	18,147	2	9,110	9,037
Total Canadian dollar-denominated	173,895	124,999	298,894	34	134,152	164,742
Cash and central bank reserves	84,956	–	84,956	10	120	84,836
U.S. government obligations	83,386	44,924	128,310	15	34,903	93,407
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,898	5,082	79,980	9	18,949	61,031
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,400	60,623	124,023	14	57,530	66,493
Corporate issuer obligations	79,108	3,143	82,251	9	10,268	71,983

Equities	41,961	33,280	75,241	9	38,077	37,164

Total non-Canadian dollar-denominated	427,709	147,052	574,761	66	159,847	414,914
Total	$601,604	$272,051	$873,655	100%	$293,999	$579,656

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Total unencumb
e
red
liquid assets increased
 $14.0 billion
from October 31, 2021, without any material shifts in the liquid assets portfolio year-over-year. Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 4
8
:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	October 31 2022	October 31 2021
The Toronto-Dominion Bank (Parent)	$207,177	$204,543
Bank subsidiaries	330,063	360,569

Foreign branches	56,430	14,544
Total	$593,670	$579,656

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8 0

The Bank’s monthly average liquid assets (excluding those h
e
ld in insurance subsidiaries) for the years ended October 31, 2022, and October 31, 2021, are summarized in the following table.

TABLE 49:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)	Average for the years ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets

		October 31, 2022
Cash and central bank reserves	$53,826	$–	$53,826	6%	$682	$53,144
Canadian government obligations	17,724	91,620	109,344	12	74,854	34,490
NHA MBS	25,225	53	25,278	3	1,096	24,182
Obligations of provincial governments, public sector entities and multilateral development banks 3	35,322	25,381	60,703	7	34,706	25,997
Corporate issuer obligations	9,762	4,312	14,074	2	2,991	11,083

Equities	13,948	3,448	17,396	2	9,516	7,880

Total Canadian dollar-denominated	155,807	124,814	280,621	32	123,845	156,776
Cash and central bank reserves	80,322	–	80,322	9	957	79,365
U.S. government obligations	93,116	50,452	143,568	16	46,576	96,992
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	83,745	6,196	89,941	10	18,955	70,986
Obligations of other sovereigns, public sector entities and multilateral development banks 3	64,401	61,727	126,128	14	57,880	68,248
Corporate issuer obligations	90,851	3,696	94,547	11	10,663	83,884

Equities	35,955	33,316	69,271	8	40,253	29,018

Total non-Canadian dollar-denominated	448,390	155,387	603,777	68	175,284	428,493
Total	$604,197	$280,201	$884,398	100%	$299,129	$585,269

		October 31, 2021
Cash and central bank reserves	$82,308	$–	$82,308	10%	$1,204	$81,104
Canadian government obligations	30,023	83,729	113,752	13	76,942	36,810
NHA MBS	26,657	8	26,665	3	2,048	24,617
Obligations of provincial governments, public sector entities and multilateral development banks 3	26,500	24,188	50,688	6	34,820	15,868
Corporate issuer obligations	8,392	3,373	11,765	1	2,658	9,107

Equities	14,575	3,795	18,370	2	10,449	7,921

Total Canadian dollar-denominated	188,455	115,093	303,548	35	128,121	175,427
Cash and central bank reserves	103,436	–	103,436	12	30	103,406
U.S. government obligations	67,427	49,317	116,744	13	45,680	71,064
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	71,426	5,304	76,730	9	17,032	59,698
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,312	58,483	121,795	14	54,825	66,970
Corporate issuer obligations	74,911	2,755	77,666	9	9,325	68,341

Equities	42,260	34,726	76,986	8	36,517	40,469

Total non-Canadian dollar-denominated	422,772	150,585	573,357	65	163,409	409,948
Total	$611,227	$265,678	$876,905	100%	$291,530	$585,375

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 50:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the years ended
	October 31, 2022	October 31, 2021
The Toronto-Dominion Bank (Parent)	$191,634	$213,662
Bank subsidiaries	361,933	347,779

Foreign branches	31,702	23,934
Total	$585,269	$585,375
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 81

TABLE 51:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
	October 31, 2022
Cash and due from banks	$8,556	$–	$8,556	$–	$–	$–	$8,556
Interest-bearing deposits with banks	137,294	–	137,294	8,769	147	127,807	571
Securities, trading loans, and other 7	572,160	396,999	969,159	371,008	11,650	553,939	32,562
Derivatives	103,873	–	103,873	–	–	–	103,873
Securities purchased under reverse repurchase agreements 8	160,167	(160,167)	–	–	–	–	–
Loans, net of allowance for loan losses 9	831,043	(17,167)	813,876	42,894	53,067	57,645	660,270
Customers’ liabilities under acceptances	19,733	–	19,733	–	–	–	19,733

Other assets 10	84,702	–	84,702	1,032	–	–	83,670
Total assets	$1,917,528	$219,665	$2,137,193	$423,703	$64,864	$739,391	$909,235

	October 31, 2021
Total assets	$1,728,672	$170,253	$1,898,925	$400,502	$56,069	$681,236	$761,118

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, CMHC insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s EWST program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for certain subsidiaries operating in foreign jurisdictions (Regional CFPs). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time to time, based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 82

TABLE 52:  CREDIT RATINGS
1

As at

October 31, 2022

	Moody’s	S&P	Fitch	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA	AA (high)
Senior Debt 4	A1	A	AA-	AA
Covered Bonds	Aaa	–	–	AAA
Subordinated Debt	A2	A	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	BBB+	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	BBB+	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	F1+	R-1 (high)

Outlook	Stable	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Rating and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s Long-Term Deposits Rating, and DBRS’ Long-Term Issuer Rating.
3	Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter
(OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 53:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the years ended

	October 31, 2022	October 31, 2021
One-notch downgrade	$182	$206
Two-notch downgrade	290	264

Three-notch downgrade	1,129	1,037

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 83

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 54:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended

	October 31, 2022
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$365,894
Cash outflows
Retail deposits and deposits from small business customers, of which:	$703,079		$82,075
Stable deposits 5	261,272		7,838
Less stable deposits	441,807		74,237
Unsecured wholesale funding, of which:	355,017		169,752
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	154,441		36,648
Non-operational deposits (all counterparties)	156,346		88,874
Unsecured debt	44,230		44,230
Secured wholesale funding	n/a		22,882
Additional requirements, of which:	304,994		83,056
Outflows related to derivative exposures and other collateral requirements	50,621		28,506
Outflows related to loss of funding on debt products	9,731		9,731
Credit and liquidity facilities	244,642		44,819
Other contractual funding obligations	16,238		9,049

Other contingent funding obligations 7	718,507		11,404
Total cash outflows	$ n/a		$378,218

Cash inflows
Secured lending	$213,317		$21,968
Inflows from fully performing exposures	21,113		9,118

Other cash inflows	61,485		61,485
Total cash inflows	$295,915		$92,571

	Average for the three months ended
	October 31, 2022		July 31, 2022
	Total weighted value		Total weighted value
Total high-quality liquid assets 8	$365,894		$333,180
Total net cash outflows 9	285,647		275,520

Liquidity coverage ratio	128%		121%

1	The LCR for the quarter ended October 31, 2022, is calculated as an average of the 62 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 128% for the quarter ended October 31, 2022 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended October 31, 2022 was $366 billion (July 31, 2022 – $333 billion), with Level 1 assets representing 84% (July 31, 2022 – 84%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total ASF over total RSF in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including deposits and wholesale funding). The assets that require stable funding (RSF) are based on the Bank’s on and off-balance
sheet activities and a function of their liquidity characteristics and the requirements of OSFI’s LAR guideline.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 84

TABLE 55:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)	As at
	October 31, 2022
	Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$108,464	$	n/a	$	n/a		$10,823	$119,287
Regulatory capital		108,464		n/a		n/a		10,823	119,287
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		676,067		40,053		14,385		19,715	620,732
Stable deposits 3		266,547		9,789		5,256		9,325	276,838
Less stable deposits		409,520		30,264		9,129		10,390	343,894
Wholesale funding:		250,203		287,887		90,769		118,702	315,819
Operational deposits 4		125,494		3,515		–		–	64,504
Other wholesale funding		124,709		284,372		90,769		118,702	251,315
Liabilities with matching interdependent assets 5		–		1,870		3,448		17,811	–
Other liabilities:		56,524						75,432	2,249
NSFR derivative liabilities		n/a						3,699	n/a

All other liabilities and equity not included in the above categories		56,524		68,753		1,461		1,519	2,249

Total Available Stable Funding									$1,058,087

Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$56,352
Deposits held at other financial institutions for operational purposes		–		868		–		–	434
Performing loans and securities		87,426		185,825		95,409		651,493	685,109
Performing loans to financial institutions secured by Level 1 HQLA		–		55,415		11,319		–	12,207
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		374		38,672		4,673		10,375	17,306
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		33,850		48,023		35,635		262,990	298,857
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		30,566		18,644		179	24,639
Performing residential mortgages, of which:		31,647		29,715		37,172		297,390	257,997
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		31,647		29,715		37,172		297,390	257,997
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		21,555		14,000		6,610		80,738	98,742
Assets with matching interdependent liabilities 5		–		1,638		3,318		18,173	–
Other assets:		62,728						125,169	99,102
Physical traded commodities, including gold		14,632		n/a		n/a		n/a	12,609
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								14,934	12,694
NSFR derivative assets		n/a						13,479	9,780
NSFR derivative liabilities before deduction of variation margin posted		n/a						28,808	1,440
All other assets not included in the above categories		48,096		60,258		3,057		4,633	62,579

Off-balance sheet items		n/a						718,975	25,386

Total Required Stable Funding									$866,383
Net Stable Funding Ratio									122%
									As at
									October 31, 2021
Total Available Stable Funding									$958,226
Total Required Stable Funding									763,800
Net Stable Funding Ratio									125%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended October 31, 2022 is at 122% (October 31, 2021 – 125%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 85

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with liquidity risk management policies that require assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 70% of the Bank’s total funding.

TABLE 56:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	October 31, 2022	October 31, 2021
P&C deposits – Canadian	$525,294	$519,466

P&C deposits – U.S. 1	493,223	472,742
Total	$1,018,517	$992,208

1	P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at October 31, 2022

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($5 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at October 31, 2022, was $150.5 billion (October 31, 2021 – $100.7 billion).
Note that Table 57: Long-Term Funding and Table 58: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 57:  LONG-TERM FUNDING

	As at
Long-term funding by currency	October 31, 2022	October 31, 2021
Canadian dollar	31%	37%
U.S. dollar	43	38
Euro	20	18
British pound	3	4

Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	67%	59%
Covered bonds	22	24
Mortgage securitization 1	1 0	15

Term asset backed securities	1	2
Total	100%	100%

1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 86

The following table represents the remaining maturity of various sources of funding outstanding as at October 31, 2022, and October 31, 2021.

TABLE 58:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at
								October 31 2022	October 31 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$25,526	$1,877	$2,728	$1,702	$31,833	$–	$–	$31,833	$18,503
Bearer deposit notes	388	382	272	233	1,275	–	–	1,275	600
Certificates of deposit	11,577	9,931	28,041	48,123	97,672	806	96	98,574	53,079
Commercial paper	12,879	11,039	22,680	16,308	62,906	–	–	62,906	57,474
Covered bonds	–	2,451	4,934	749	8,134	5,381	20,463	33,978	25,086
Mortgage securitization 3	36	1,840	606	3,766	6,248	5,082	16,354	27,684	28,767
Legacy senior unsecured medium-term notes 4	–	–	1,630	9,764	11,394	1,924	313	13,631	17,177
Senior unsecured medium-term notes 5	–	5,776	–	7,060	12,836	17,800	54,320	84,956	41,491
Subordinated notes and debentures 6	–	–	–	–	–	–	11,290	11,290	11,230
Term asset backed securitization	–	–	681	–	681	1,042	103	1,826	1,809

Other 7	23,105	861	2,042	4,263	30,271	1,056	1,276	32,603	26,770
Total	$73,511	$34,157	$63,614	$91,968	$263,250	$33,091	$104,215	$400,556	$281,986
Of which:
Secured	$37	$4,291	$6,222	$4,515	$15,065	$11,505	$36,926	$63,496	$55,670

Unsecured	73,474	29,866	57,392	87,453	248,185	21,586	67,289	337,060	226,316
Total	$73,511	$34,157	$63,614	$91,968	$263,250	$33,091	$104,215	$400,556	$281,986

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $2.3 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2021 – $1.4 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $21.3 billion (October 31, 2021 – $14.6 billion).
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total 2022 mortgage-backed securities issued to external investors was $1.7 billion (2021 – $1.8 billion), and other asset-backed securities issued was $0.3 billion (2021 – $0.7 billion). The Bank also issued $44.6 billion of unsecured medium-term notes (2021 – $20.5 billion) and $17.5 billion covered bonds (2021 – nil), in various currencies and markets during the year ended October 31, 202
2
.
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2022, OSFI published finalized updates to its LAR guideline, following a public consultation period that began in March 2021. The primary changes to the LAR involve enhancements to the NCCF supervisory tool to improve the risk sensitivity of the metric. Other significant changes include the addition of contingencies for undrawn loan commitments, changes to certain loan cash inflows, and the adjustment of deposit runoff factors. The effective date of the changes will be April 2023.
In January 2022, OSFI published an updated Pillar 3 Disclosure Guideline, which covers liquidity disclosures among other topics. The guideline provides OSFI’s updated expectations for the domestic implementation of Basel’s Pillar 3 Framework. The guideline will not materially impact the Bank’s existing liquidity disclosures, but will contribute to improved consistency and comparability of disclosures across jurisdictions. The effective date of the changes will be in the second fiscal quarter of 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 87

TABLE 59:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at

	October 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$8,556	$–	$–	$–	$–	$–	$–	$–	$–	$8,556
Interest-bearing deposits with banks	135,855	197	143	–	–	–	–	–	1,099	137,294
Trading loans, securities, and other 1	4,601	4,876	5,310	4,477	4,055	12,910	23,057	23,051	61,389	143,726
Non-trading financial assets at fair value through profit or loss	111	–	222	685	–	4,071	2,475	2,133	1,249	10,946
Derivatives	14,436	16,306	7,870	5,155	4,575	10,622	26,319	18,590	–	103,873
Financial assets designated at fair value through profit or loss	229	777	235	391	243	610	1,345	1,209	–	5,039
Financial assets at fair value through other comprehensive income	2,117	2,401	1,531	3,367	1,712	6,415	20,091	28,721	3,320	69,675
Debt securities at amortized cost, net of allowance for credit losses	2,333	3,607	7,082	14,706	4,678	29,069	106,919	174,381	(1)	342,774
Securities purchased under reverse repurchase agreements 2	113,845	15,050	17,977	9,745	3,240	310	–	–	–	160,167
Loans
Residential mortgages	672	2,327	5,585	9,122	9,115	34,909	181,763	50,431	–	293,924
Consumer instalment and other personal	543	1,027	2,480	4,002	3,430	19,635	88,071	30,056	56,908	206,152
Credit card	–	–	–	–	–	–	–	–	36,010	36,010

Business and government	33,836	7,398	10,693	10,854	14,245	33,366	89,367	68,078	33,552	301,389

Total loans	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	126,470	837,475

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,432)	(6,432)

Loans, net of allowance for loan losses	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	120,038	831,043
Customers’ liability under acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Investment in Schwab	–	–	–	–	–	–	–	–	8,088	8,088
Goodwill 3	–	–	–	–	–	–	–	–	17,656	17,656
Other intangibles 3	–	–	–	–	–	–	–	–	2,303	2,303
Land, buildings, equipment, and other depreciable assets 3	–	–	2	2	2	36	525	3,462	5,371	9,400
Deferred tax assets	–	–	–	–	–	–	–	–	2,193	2,193
Amounts receivable from brokers, dealers, and clients	19,719	41	–	–	–	–	–	–	–	19,760

Other assets	4,726	1,262	6,537	232	274	74	57	72	12,068	25,302
Total assets	$357,581	$58,981	$65,683	$62,741	$45,569	$152,027	$539,989	$400,184	$234,773	$1,917,528

Liabilities
Trading deposits	$4,038	$2,227	$4,390	$1,740	$1,758	$4,181	$4,136	$1,335	$–	$23,805
Derivatives	12,560	16,189	8,764	5,230	3,531	9,413	18,116	17,330	–	91,133
Securitization liabilities at fair value	36	1,245	216	447	899	2,357	4,675	2,737	–	12,612
Financial liabilities designated at fair value through profit or loss	18,718	21,893	52,501	45,442	23,331	805	96	–	–	162,786
Deposits 4,5
Personal	4,551	6,872	10,173	10,394	11,801	12,801	13,038	31	591,177	660,838
Banks	22,153	453	51	–	13	–	3	3	15,587	38,263

Business and government	34,236	17,779	10,095	17,173	8,234	26,060	63,392	13,167	340,733	530,869

Total deposits	60,940	25,104	20,319	27,567	20,048	38,861	76,433	13,201	947,497	1,229,970
Acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Obligations related to securities sold short 1	1,418	2,125	1,611	1,257	1,312	6,691	15,015	13,146	2,930	45,505
Obligations related to securities sold under repurchase agreements 2	118,278	6,553	2,382	545	188	78	–	–	–	128,024
Securitization liabilities at amortized cost	–	595	390	609	1,812	2,724	5,730	3,212	–	15,072
Amounts payable to brokers, dealers, and clients	25,155	40	–	–	–	–	–	–	–	25,195
Insurance-related liabilities	146	296	439	439	481	947	1,482	645	2,593	7,468
Other liabilities	14,587	2,417	2,006	1,050	761	1,725	1,136	4,660	5,210	33,552

Subordinated notes and debentures	–	–	–	–	–	–	200	11,090	–	11,290

Equity	–	–	–	–	–	–	–	–	111,383	111,383
Total liabilities and equity	$271,878	$82,396	$93,034	$84,329	$54,121	$67,782	$127,019	$67,356	$1,069,613	$1,917,528
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$19,249	$22,494	$22,536	$19,326	$18,060	$41,357	$140,699	$4,882	$1,461	$290,064
Other commitments 8	87	208	177	234	205	549	1,316	365	7	3,148

Unconsolidated structured entity commitments	–	126	18	714	–	1,233	–	–	–	2,091
Total off-balance sheet commitments	$19,336	$22,828	$22,731	$20,274	$18,265	$43,139	$142,015	$5,247	$1,468	$295,303

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $34 billion of covered bonds with remaining contractual maturities of $2 billion in 1 to 3 months, $5 billion in ‘over 3 months to 6 months’, $1 billion in ‘over 6 months to 9 months’, $5 billion in ‘over 1 to 2 years’, and $21 billion in ‘over 2 to 5 years’.

6	Includes $502 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude p e rsonal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 8 8

TABLE 59:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at

	October 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,931	$–	$–	$–	$–	$–	$–	$–	$–	$5,931
Interest-bearing deposits with banks	158,039	373	185	–	–	–	–	–	1,365	159,962
Trading loans, securities, and other 1	2,020	4,382	5,059	2,275	2,874	12,293	21,299	23,119	74,269	147,590
Non-trading financial assets at fair value through profit or loss	58	3	543	1,250	53	745	3,803	1,931	1,004	9,390
Derivatives	6,146	9,393	5,289	2,885	1,818	7,172	10,895	10,829	–	54,427
Financial assets designated at fair value through profit or loss	441	311	187	167	363	851	624	1,620	–	4,564
Financial assets at fair value through other comprehensive income	1,030	6,532	11,881	3,381	2,914	4,089	21,983	22,658	4,598	79,066
Debt securities at amortized cost, net of allowance for credit losses	1,235	6,567	8,180	4,889	4,030	27,819	79,375	136,846	(2)	268,939
Securities purchased under reverse repurchase agreements 2	92,356	30,580	22,332	14,191	7,441	140	244	–	–	167,284
Loans
Residential mortgages	930	2,389	5,050	10,061	10,077	34,004	166,855	38,974	–	268,340
Consumer instalment and other personal	641	987	2,029	4,049	3,254	14,333	81,413	27,126	56,032	189,864
Credit card	–	–	–	–	–	–	–	–	30,738	30,738
Business and government	27,691	5,390	6,707	10,533	8,503	23,332	71,025	61,647	25,242	240,070

Total loans	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	112,012	729,012

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,390)	(6,390)

Loans, net of allowance for loan losses	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	105,622	722,622
Customers’ liability under acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Investment in Schwab	–	–	–	–	–	–	–	–	11,112	11,112
Goodwill 3	–	–	–	–	–	–	–	–	16,232	16,232
Other intangibles 3	–	–	–	–	–	–	–	–	2,123	2,123
Land, buildings, equipment, and other depreciable assets 3	–	3	10	4	4	19	466	3,664	5,011	9,181
Deferred tax assets	–	–	–	–	–	–	–	–	2,265	2,265
Amounts receivable from brokers, dealers, and clients	32,357	–	–	–	–	–	–	–	–	32,357

Other assets	3,100	1,049	2,204	159	150	74	112	73	10,258	17,179
Total assets	$348,014	$70,286	$69,732	$53,846	$41,485	$124,871	$458,094	$328,487	$233,857	$1,728,672

Liabilities
Trading deposits	$1,697	$5,373	$4,867	$2,953	$1,196	$2,135	$3,516	$1,154	$–	$22,891
Derivatives	7,387	9,392	4,581	2,969	2,244	7,403	10,792	12,354	–	57,122
Securitization liabilities at fair value	–	538	1,013	514	301	2,814	5,737	2,588	–	13,505
Financial liabilities designated at fair value through profit or loss	23,923	12,526	33,712	28,017	14,678	1,127	1	4	–	113,988
Deposits 4,5
Personal	5,799	9,750	8,491	5,999	6,148	7,611	7,254	29	582,417	633,498
Banks	8,903	338	135	25	–	2	2	4	11,508	20,917

Business and government	15,795	12,080	8,268	5,433	1,311	28,880	37,255	6,079	355,609	470,710

Total deposits	30,497	22,168	16,894	11,457	7,459	36,493	44,511	6,112	949,534	1,125,125
Acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Obligations related to securities sold short 1	1,096	729	1,753	1,648	432	4,574	12,640	17,505	2,007	42,384
Obligations related to securities sold under repurchase agreements 2	120,938	13,904	7,255	1,700	272	28	–	–	–	144,097
Securitization liabilities at amortized cost	–	344	414	475	403	3,448	7,043	3,135	–	15,262
Amounts payable to brokers, dealers, and clients	28,993	–	–	–	–	–	–	–	–	28,993
Insurance-related liabilities	158	273	405	405	425	982	1,673	872	2,483	7,676
Other liabilities	9,008	3,106	925	228	767	1,522	1,796	4,815	5,966	28,133

Subordinated notes and debentures	–	–	–	–	–	–	200	11,030	–	11,230

Equity	–	–	–	–	–	–	–	–	99,818	99,818
Total liabilities and equity	$239,736	$70,680	$71,895	$50,368	$28,181	$60,526	$87,909	$59,569	$1,059,808	$1,728,672
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$14,788	$24,189	$23,482	$19,887	$15,616	$38,639	$115,624	$3,789	$1,327	$257,341
Other commitments 8	59	170	185	244	170	591	1,303	541	–	3,263

Unconsolidated structured entity commitments	–	859	20	557	–	127	510	–	–	2,073
Total off-balance sheet commitments	$14,847	$25,218	$23,687	$20,688	$15,786	$39,357	$117,437	$4,330	$1,327	$262,677

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $25 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 month to 3 months’, $2 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 6 months to 9 months’, $8 billion in ‘over 1 to 2 years’, $7 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

6	Includes $326 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 89

Capital Adequacy Risk
Capital adequacy risk is the risk of insufficient level and composition of capital being available in relation to the amount of capital required to carry out the Bank’s strategy and/or satisfy regulatory and int
e
rnal capital adequacy requirements under normal and stress conditions.
Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.
Managing capital levels requires that the Bank holds sufficient capital, in normal and stress environments, to avoid the risk of breaching minimum capital levels prescribed by regulators and internal Board limits.
WHO MANAGES CAPITAL ADEQUACY RISK
The Board oversees the Bank’s capital adequacy and capital management by reviewing adherence to capital targets and approving the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework. The CRO and the SET member responsible for TBSM oversee that the Bank’s ICAAP is effective in meeting capital adequacy requirements.
The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy in support of the effective and prudent management of the Bank’s capital position and maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.
TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by ALCO. TBSM updates the capital forecast, including appropriate changes to capital issuance, repurchase and redemption. The capital forecast is reviewed by ALCO. TBSM also leads the ICAAP and EWST processes. The Bank’s business segments are responsible for managing to the allocated capital limits.
Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of subsidiaries are also required to conform with those of the Bank. U.S. regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board’s Regulation YY establishing Enhanced Prudential Standards for Foreign Banking Organizations, applicable to U.S. Bank Holding Companies. Refer to the sections on “Future Regulatory Capital Developments”, “Enterprise-Wide Stress Testing”, and “Risk Factors That May Affect Future Results” for further details.
HOW TD MANAGES CAPITAL ADEQUACY RISK
Capital resources are managed in a manner designed so that the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, so that it meets the higher of these requirements.
Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer so that the Bank meets minimum capital requirements under stress conditions. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.
A periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.
The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The results of the EWST are considered in the determination of capital targets and capital risk appetite limits.
The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing severe unexpected losses over a one-year
period.
In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to maintain capital adequacy through periods of bank-specific or systemic market stress. The Capital Contingency Plan outlines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital targets or when there are capital concerns from disruptive events or trends. It also outlines potential management actions that may be taken to prevent such a breach from occurring.
Legal, Regulatory Compliance and Conduct Risk
Legal, Regulatory Compliance and Conduct (LRCC) risk is the risk associated with the Bank’s failure to comply with applicable laws, rules, regulations, prescribed practices, contractual obligations, the Bank’s Code of Conduct and Ethics, or standards of fair business conduct or market conduct, which can lead to fines, sanctions, liabilities, or reputational harm that could be material to the Bank.
The Bank is exposed to LRCC risk in virtually all of its activities. Failure to mitigate LRCC risk and meet regulatory and legal requirements can impact the Bank’s ability to meet strategic objectives, poses a risk of censure or penalty, may lead to litigation, and puts the Bank’s reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings, and unfavourable judicial or regulatory determinations may also adversely affect the Bank’s business, results of operations and financial condition. LRCC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return and also because LRCC risk generally cannot be effectively mitigated by trying to limit its impact to any one business or jurisdiction, as realized LRCC risk may adversely impact unrelated businesses or jurisdictions. LRCC risk exposure is inherent in the normal course of operating the Bank’s businesses. Known LRCC risks continue to rapidly evolve, as a result of new or emerging threats, including geopolitical and those associated with use of new, emerging and interrelated technologies, artificial intelligence, machine learning, models and decision-making tools.
WHO MANAGES LEGAL, REGULATORY COMPLIANCE, AND CONDUCT RISK
The proactive and effective management of LRCC risk is complex given the breadth and pervasiveness of exposure. The LRCC Risk Management Framework applies enterprise-wide to the Bank and to all its corporate functions, business segments, its governance, risk, and oversight functions, and its subsidiaries, and is aligned with the Bank’s ERF. All the Bank’s businesses are accountable for operating their business in compliance with LRCC requirements applicable to their jurisdiction and specific businesses. Businesses are also accountable for the LRCC risk that they generate in their operations, including LRCC risks that may arise in their dealings with third-party vendors. These accountabilities involve assessing the risk, designing and implementing controls, and monitoring and reporting on their ongoing effectiveness to safeguard the businesses from operating outside of the Bank’s risk appetite. Independent oversight functions (the “Oversight Functions”) such as Compliance, GAML, Corporate Defence Group, and Regulatory Risk provide objective guidance, and oversight with respect to managing LRCC risk. Legal and Regulatory Risk provide advice with respect to managing LRCC risk. Representatives of these groups interact regularly with senior executives of the Bank’s businesses. Also, the senior management of Legal, Compliance, and GAML have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the Bank’s

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compliance with the applicable laws and regulations. Senior management of Compliance Department and the Corporate Defence Group also report regularly to the Corporate Governance Committee, which oversees conduct risk management in the Bank and the establishment and maintenance of policies in respect of the Bank’s compliance with the consumer protection provisions of the Canadian Financial Consumer Protection Framework. In addition, senior management of Regulatory Risk has established periodic reporting to the Board and its committees.
HOW TD MANAGES LEGAL, REGULATORY COMPLIANCE AND CONDUCT RISK
Effective management of LRCC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRCC risk, (b) objective guidance and advisory services and/or independent challenge and oversight to identify, assess, control, and monitor LRCC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. While each business line is accountable for operating in compliance with applicable laws and regulations and for effectively managing LRCC risk, each of the Oversight Functions plays a critical role in the management of LRCC risk at the Bank. Depending on the circumstances, they play different roles at different times: ‘trusted advisor’, provider of objective guidance, independent challenge, and oversight and control (including ‘gatekeeper’ or approver).
In particular, Compliance performs the following functions: it acts as an independent Regulatory Compliance oversight function to establish enterprise standards for business and Oversight Functions in managing LRCC risk; it fosters a culture of integrity, ethics and compliance across the organization to manage and mitigate Regulatory Compliance Risks; it assesses the adequacy of, adherence to, and effectiveness of the Bank’s day-to-day
RCM controls; it proactively manages regulatory change and maintains a Framework for Oversight Functions to do the same; and it supports the Global Chief Compliance Officer in providing an opinion to the Audit Committee as to whether the RCM controls are sufficiently robust to achieve compliance with applicable regulatory requirements.
The Corporate Defence Group is accountable for leading the Enterprise Conduct Risk Program. It acts as a Conduct Risk management oversight function that works with key enterprise and segment stakeholders to mitigate conduct risk across the organization. The Corporate Defence Group works in partnership with Human Resources and Operational Risk Management to provide oversight and challenge to the businesses in their management of conduct risk.
GAML acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of the AML, Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs (collectively, the “GAML Programs”), including their design, content, and enterprise-wide implementation; develops standards, monitors, evaluates, and reports on GAML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the GAML Programs, including program design and operation. In addition, Compliance and GAML have developed methodologies and processes to measure and aggregate regulatory compliance risks, AML program and conduct risks on an ongoing basis as a baseline to assess whether the Bank’s internal controls are effective in adequately mitigating such risks and determine whether individual or aggregate business activities are conducted within the Bank’s risk appetite.
Legal acts as an independent provider of legal services and advice and protects the Bank from unacceptable legal risk. Legal has also developed methodologies for measuring litigation risk for adherence to the Bank’s risk appetite.
Processes employed by Legal, Compliance, and GAML (including policies and frameworks, training and education, and the Bank’s Code of Conduct and Ethics) support the responsibility of each business to adhere to LRCC requirements.
Finally, the Bank’s Regulatory Risk and Government Affairs departments also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, support regulatory discussions on new or proposed products or business initiatives, and advance the public policy objectives of the Bank.
Reputational Risk
Reputational risk is the potential that stakeholder perceptions, whether true or not, regarding the Bank’s business practices, actions or inactions, will or may cause a significant decline in the Bank’s value, brand, liquidity or customer base, or require costly measures to address.
A company’s reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative perceptions about the Bank’s business practices involving any aspect of the Bank’s operations and usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. Since all risk categories can have an impact on a company’s reputation, reputational risk is not managed in isolation from the Bank’s other major risk categories and can ultimately impact its brand, earnings, and capital.
WHO MANAGES REPUTATIONAL RISK
Responsibility for managing risks to the Bank’s reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The ERRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the ERRC is to oversee the management of reputational risk within the Bank’s risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated. The ERRC also provides a forum for discussion, review, and escalation for non-traditional
risks.
At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank’s reputation and the management of reputational risk. This means that every Bank employee is responsible for following ethical practices at all times, complying with applicable policies, legislation, and regulations and are also supporting positive interactions with the Bank’s stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance the Bank’s reputation.
HOW TD MANAGES REPUTATIONAL RISK
The Bank’s approach to the management of reputational risk combines the experience and knowledge of individual business segments, corporate shared service areas and governance, risk and oversight functions. It is based on enabling the Bank’s businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately and in line with the Bank’s strategy and reputational risk appetite. The Bank’s Reputational Risk Management Framework provides a comprehensive overview of its approach to the management of this risk. Amongst other significant policies, the Bank’s Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO and sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These requirements include implementing procedures and designating a business-level committee (where required by the Policy) to review and assess reputational risks and escalation to the ERRC as appropriate.
The Bank also has an enterprise-wide New Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard practices to support consistent processes for approving new businesses, products, and services across the Bank. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and consideration of all aspects of a new product, including reputational risk.

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Environmental and Social Risk
Environmental and social (E&S) risk is the risk of financial loss, reputational damage or other harm resulting from the Bank’s inability to manage and respond to changing environmental or social factors, including climate change, that impact or are associated with the Bank’s operations, business activities, products, clients, or the communities the Bank operates in.
Management of E&S risk is an enterprise-wide priority. Drivers of E&S risk are often multi-faceted and can originate from the Bank, including from its operations and investments, business activities, E&S related commitments and products as well as from its clients, colleagues, suppliers, communities in which the Bank operates, or other stakeholders. These risks can also materialize because of society’s transition to a low-carbon
economy.
WHO MANAGES ENVIRONMENTAL AND SOCIAL RISK
E&S risk and the Bank’s ESG strategy is managed within a governance structure that balances broad engagement across the organization while also providing line-of-sight
accountability. The Board and senior executives oversee E&S risk and assess and manage potential impacts on the Bank’s business strategies and financial performance. The Board continues to oversee E&S risk as a top and emerging risk for the Bank and receives periodic updates on the Bank’s progress on E&S matters.
The Bank’s various business-specific and enterprise risk committees provide oversight of, and support management accountability for existing and emerging E&S risks relevant to the Bank.
The ESG Senior Executive Team Forum, composed of senior executives from TD’s business and corporate segments, provides oversight of ESG and climate strategy development.
The Senior Vice President, Sustainability and Corporate Citizenship, leads the Bank’s ESG and Corporate Citizenship strategy and holds senior executive accountability for the Bank’s E&S strategy. The Sustainability and Corporate Citizenship team supports the development of the Bank’s ESG strategy by engaging teams across the Bank to develop new products and services, and by setting and reporting performance, standards, and targets.
The Bank has established a dedicated ESG Risk Management team aligning the E&S Risk Management, ESG Credit Risk and ESG Central Office teams under the leadership of the newly created role of Senior Vice President, ESG Risk Management, who holds senior executive accountability for E&S risk management. The Bank’s E&S Risk Management team has E&S risk oversight accountabilities, and establishes risk frameworks, policies, processes and governance structures to identify, assess, control, monitor and report on E&S risks, including climate risk. The ESG Credit Risk team is responsible for developing tools and controls to identify, monitor and manage E&S risk, including climate risk, within the Bank’s lending activities, at both the borrower and portfolio levels, in alignment with the Enterprise E&S Risk Framework. The ESG Central Office team leads work to develop the Bank’s Climate Target Operating Model and related implementation plan. The Bank has established frameworks, policies, and processes to embed evolving E&S risk management accountabilities into governance structures, business and corporate segments and to assess, report and, where necessary, escalate E&S risks.
Business and Corporate Segments are responsible to identify, own and manage E&S risks within their respective areas. This includes incorporating E&S risk assessments into governance and business-as-usual
processes, including in relation to new clients, transactions, and positions.
HOW TD MANAGES ENVIRONMENTAL AND SOCIAL RISK
The Bank manages E&S risk through the Enterprise E&S Risk Framework which provides a comprehensive overview of the Bank’s approach to E&S risk management and defines key pillars of activities for managing E&S risk. This Framework is further supported by business segment level policies and procedures across the Bank.
The E&S Risk Policy for
Non-Retail
Credit Business Lines defines the requirements for identifying and assessing E&S risk within the Bank’s non-retail
direct lending portfolios. The Policy includes a set of due diligence tools that are applied, where material, to all non-retail
direct lending activities, which include general-corporate-purpose, project, and fixed asset financing. This process includes assessment of the Bank’s clients’ policies, procedures, and performance on significant E&S issues, such as climate-related risks; air, land, and water risk; biodiversity; stakeholder engagement; and the free, prior, and informed consent (FPIC) of Indigenous Peoples. The Bank also assesses borrower activities against the Bank’s Positions and List of Prohibited Transactions, both at the enterprise and business segment level. E&S risk management concepts and training are embedded in various learning modules or portals available across the Bank. Additionally, curated sessions have been provided to various executive-level risk committees and to the Board to bring greater awareness and understanding of E&S risks, and of the Bank’s approach to managing these risks.
The Bank also continues to assess the impacts associated with material changes made to TD products, services, projects, and initiatives by incorporating E&S risks into the Bank’s Change Risk Management Framework. Additionally, the Bank’s enterprise-wide Business Continuity and Crisis Management Program continues to support management’s ability to operate the Bank’s businesses and operations in the event of a business disruption incident, including arising from a climate-related event.
The Bank’s E&S metrics, targets and performance are publicly reported within its annual ESG Report and its annual report on Climate Action. Key performance measures are reported in alignment with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the FSB’s Task Force on Climate-Related Financial Disclosures (TCFD) recommendations, with select metrics that are independently assured.
Climate Risk
Climate risk is the risk of reputational damage and/or financial loss arising from materialized credit, market, operational or other risks resulting from the physical and transition risks of climate change to the Bank, its clients or the communities the Bank operates in. These include physical risks related to the chronic and acute physical impacts of climate change, as well as transition risks associated with the global transition to a low-carbon
economy. Each of these risks can materialize in credit, market, operational or other risks. In its 2021 Climate Action Plan: Report on Progress and Update on TCFD, the Bank highlighted the progress on its Climate Action Plan (CAP), as well as its efforts toward implementing the FSB’s TCFD recommendations, which provide guidance on using a more consistent approach to assessing and reporting climate-related risks and opportunities. The Bank is working towards addressing the recommendations of the TCFD and intends to continue building its expertise and capabilities for managing climate-related risks and opportunities. In 2022, the Bank joined the Risk Management Association (RMA) Climate Risk Consortium, which focuses on bringing financial institutions together to create guidelines for embedding climate-related risk management practices throughout the three lines of defence and preparing the financial industry to help economies transition to a low-carbon
future.

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The Bank contributes to public consultations on emerging climate issues, including disclosure frameworks proposed by regulators and industry groups. The Bank also actively engages with environmental and community NGOs, industry associations, rating agencies and responsible investment organizations.
TD also participates in various North American working groups, and as a member of the Partnership for Carbon Accounting Financials (PCAF), helps to develop and refine calculation methodologies for emerging climate metrics. In 2020, the Bank announced a target to achieve net-zero
GHG emissions associated with the Bank’s operations and financing activities by 2050, in alignment with the associated principles of the Paris Agreement. In 2021, the Bank joined the United Nations Environment Program Finance’s Initiative
Net-Zero
Banking Alliance (UNEP FI’s NZBA), a global,
industry-led
initiative to accelerate and support efforts to address climate change and help facilitate the transition to a low-carbon
economy. Subsequently, the Bank announced an interim target to achieve an absolute reduction in GHG emissions from the Bank’s operations (Scope 1 and 2 GHG emissions) by 25% by 2025, relative to a 2019 baseline. In March 2022, the Bank disclosed emissions associated with the Bank’s financed portfolio for two carbon-intensive sectors (Energy and Power Generation) and also set NZBA-aligned interim (2030) Scope 3 financed emissions targets for these sectors.
The Bank monitors and assesses legal, policy, regulatory, economic, technological and stakeholder developments regarding E&S matters, including the transition to net zero, and how those developments may affect its E&S metrics and targets. Accordingly, the Bank may adjust its E&S metrics or targets to reflect these developments. In addition, there could be changes to the E&S methodologies or standards used by regulators, the financial sector, industry groups or associations that the Bank participates in or belongs to, or that the Bank or its clients use to measure and report on their GHG emissions. Any such changes could result in TD amending or restating its GHG emissions baselines, calculated GHG emissions or GHG emission targets, and may result in the Bank withdrawing from or modifying its membership in certain groups or associations. The Bank assesses, and will continue to assess, the potential impacts of climate change and related risks on its operations, lending portfolios, investments, and businesses.
The Bank is developing methodologies and approaches, including building related tools and capabilities for quantitative measurement for climate scenario analysis, through participation in industry-wide working groups. The Bank is a member of the UNEP FI and, in 2021, participated in the UNEP-FI Lending Pilot (Phase III) working group and the joint Bank of Canada/OSFI Climate Scenario Analysis Pilot. The Bank also conducted a pilot study with Moody’s Analytics to help develop harmonized industry-wide methodologies and approaches for climate scenario analysis in bank lending, investments, and insurance portfolios. Through the Bank’s participation in scenario analysis pilots, it continues to build its understanding of the transition and physical risks of climate change as well as its internal capabilities regarding climate data and climate-related risk modelling. These studies, and the Bank’s participation in industry pilot programs, are steps that help build internal knowledge, tools, and capabilities in future risk identification, and will help inform the Bank’s approach as it works to further integrate and manage climate-related risks across the enterprise.
In 2021, the Bank developed a climate-related risk inventory, including risk definitions, to identify the impacts that climate change may have on the Bank and its assets, clients, and communities in which it operates. The Bank also developed an initial heatmapping framework, supported by an Industry Risk Review process, to support physical and transition climate risk identification and assessment. In 2022, the Bank published its Thermal Coal Position, which outlines the Bank’s approach to managing climate-related risks associated with thermal coal mining and unabated thermal coal power generation.
Since 2008, TDAM has been a signatory to the United Nations Principles for Responsible Investment (UN PRI). Under the UN PRI, investors commit to incorporate ESG issues into investment analysis and decision-making. TDAM has a dedicated ESG Research and Engagement team that supports its Chief Investment Officer and investment function on its Sustainable Investing approach, ESG engagements, stewardship, and proxy voting.
In 2020, TD Securities (TDS) created a dedicated ESG Solutions group (formerly the Sustainable Finance and Corporate Transitions group), which focuses on the delivery of integrated ESG and climate solutions, including activities such as arranging sustainability-linked loans; underwriting green, social, sustainability, and sustainability linked (GSSS) bonds; and providing ESG advisory, merger and acquisition, and financing services to companies involved in the transition to the low-carbon
economy. In 2021, TDS focused on key milestones to support the Bank’s CAP and net-zero
target, as well as established sustainable financial initiatives that further embed ESG in its business strategies.
Since 2015, TD Insurance (TDI) has been a signatory to the UNEP FI Principles for Sustainable Insurance (PSI), which serve as the global framework for insurance companies to develop an understanding of the opportunities to address E&S risks, including climate risk. To further the integration of ESG into its decision-making, TDI established the TDI Executive Sustainability Governance Committee, comprised of leaders from across TDI who work to embed the PSI and ESG considerations into its operational framework. In 2019, TDI established its Advisory Board on Climate Change, comprised of experts from Engineers Canada and six top Canadian universities with expertise in fields related to climate change, severe weather and its impact on people and the planet. The Advisory Board, together with TDI executives, is focusing its efforts on two activities: addressing flood risk, and resilience and homeowner education. Climate risk considerations are embedded within TDI’s General Insurance Catastrophe and Reinsurance Policy and TDI’s Risk Appetite Statement. TDI also evaluates potential impacts and recommends mitigation with respect to climate-related insurance losses through a newly established TDI Climate Risk Appetite Task Force.
Codes of Conduct and Human Rights
The Bank has several policies, including the Bank’s Code of Conduct and Ethics that reflect the Bank’s commitment to manage its business responsibly and in compliance with applicable laws. For additional information on the Code of Conduct and Ethics, refer to the “Legal, Regulatory Compliance and Conduct Risk” section above. The Bank first released a Statement on Human Rights in 2020, which reflects the corporate responsibility to respect human rights as set out in the United Nations Guiding Principles on Business and Human Rights (UNGP). The Statement is updated, as necessary, to demonstrate progress on the Bank’s commitment. The Bank also has policies, due diligence processes, and training practices in place to manage the risks of slavery and human trafficking in its business activities. The Bank publicly reports under the United Kingdom’s
Modern Slavery Act 2015
through the Bank’s annual Slavery and Human Trafficking Statement, and Toronto Dominion (Southeast Asia) Limited publicly reports under Australia’s
Modern Slavery Act 2018
.
The Bank’s Supplier Code of Conduct also reflects its commitment to respect human rights. When registering suppliers, the Bank requires that suppliers confirm that they operate in accordance with the expectations described in the Bank’s Supplier Code of Conduct, which includes the protection of human rights. The Bank may apply enhanced due diligence on parts of its supply chain that are most relevant for ESG issues. The Bank’s North American Supplier Diversity Program seeks to promote a level playing field and encourage the inclusion of women; Black, Indigenous, and other minority groups; the 2SLGBTQ+ community; people with disabilities; veterans; and other diverse groups in its procurement process. To reflect this goal, in 2021, the Bank’s Chief Procurement Officer released a Statement on Supplier Diversity, recognizing diversity and inclusion as both a core value and a business imperative.

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Diversity and Inclusion
The Bank is devoted to advancing its diversity and inclusion strategy to build a more inclusive and diverse culture at the Bank. In 2022, the Bank announced that it would engage a third-party law firm to conduct a racial equity assessment of the Bank’s Canadian and U.S. employment policies. This work will be overseen by the Board.

ACCOUNTING STANDARDS AND POLICIES
Critical Accounting Policies and Estimates
ACCOUNTING POLICIES AND ESTIMATES
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes of the 2022 Consolidated Financial Statements. The Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include the classification and measurement of financial assets, accounting for impairments of financial assets, accounting for leases, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, the consolidation of structured entities, and accounting for revenue from contract with customers.
The Bank’s 2022 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s 2022 Consolidated Financial Statements.
ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment
The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 of the Bank’s 2022 Consolidated Financial Statements for details on the Bank’s business models. In determining its business models, the Bank considers the following:
•	Management’s intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the portfolio of assets and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.
Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect
business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or more than infrequent.
Solely Payments of Principal and Interest Test
In assessing whether contractual cash flows represent solely payments of principal and interest (SPPI), the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instrument continue to meet the SPPI test:
•	Performance-linked features;
•	Terms that limit the Bank’s claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk
For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure’s credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
For
non-retail
exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
Measurement of Expected Credit Loss
ECLs are recognized on the initial recognition of financial assets. Allowance for credit losses represents management’s unbiased estimate of the risk of default and ECLs on the financial assets, including any off-balance
sheet exposures, at the balance sheet date.
For retail exposures, ECLs are calculated as the product of PD, LGD, and EAD at each time step over the remaining expected life of the financial asset and discounted to the reporting date based on the EIR. PD estimates represent the forward-looking PD, updated quarterly based on the Bank’s historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off
events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic

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variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and future draws where applicable.
For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure’s FRR to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.
Forward-Looking Information
In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions by considering the sources of uncertainty around the base forecast. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability weighted ECLs. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability-weightings to determine the probability-weighted ECLs. Refer to Note 8 of the Consolidated Financial Statements for further details on the macroeconomic variables and ECL sensitivity.
Expert Credit Judgment
Management’s expert credit judgment is used to determine the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation.
There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
LEASES
The Bank applies judgment in determining the appropriate lease term on a lease-by-lease
basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income.
In determining the carrying amount of
right-of-use
(ROU) assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.
FAIR VALUE MEASUREMENTS
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Judgment is used when determining which valuation techniques to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment
rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
Judgment is also used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, IBOR reform may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.
DERECOGNITION OF FINANCIAL ASSETS
Certain financial assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition, certain key determinations must be made, including whether the Bank’s rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial assets, a decision must be made as to whether the Bank has retained control of the financial assets.
Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial assets received or financial liabilities assumed, and any cumulative gains or losses allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial assets received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank.
Retained interests are financial interests in transferred assets retained by the Bank. They are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimated future cash flows are recognized in trading income (loss). These assumptions are subject to periodic reviews and may change due to significant changes in the economic environment.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 95

GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s cash-generating units (CGUs) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and post-retirement defined benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value the projected benefit obligation is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in remeasurement gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.
INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, changes in these liabilities could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.
PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case
basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.
Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.
INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.
CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In these cases, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.
The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.
If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making power; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 96

practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.
The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank’s performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.
The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.
The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.
INTEREST RATE BENCHMARK REFORM PHASE 2
Effective November 1, 2020, the Bank early adopted the Interest Rate Benchmark Reform Phase 2 and no transitional adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Relief is also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually
specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.
The global benchmark rate reform initiative to transition from IBOR benchmarks (such as London Inter-Bank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR)) to ARRs may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry. Market risks arise because the new reference rates are likely to differ from the existing benchmark rates which could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. In order to manage these risks, the Bank has established an enterprise-wide, cross functional initiative with senior executive oversight to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions, but such actions may not be sufficient to mitigate against the impact of all such risks.
Effective December 31, 2021, the publication of LIBOR settings has ceased for all sterling, Japanese yen, Swiss franc, and euro settings as well as the one-week
and
two-month
USD LIBOR settings. The Bank is progressing on its transition plan for the remaining USD LIBOR settings (overnight, one-month,
three-month,
six-month
and twelve-month), which will cease to be published immediately after June 30, 2023, and continues to monitor developments while incorporating global working group and regulator best practice guidance on transition activities. Global regulators have issued guidance and policy statements to supervised institutions restricting the use of USD LIBOR as a reference rate in new contracts written after December 31, 2021, subject to limited exceptions. In addition, the Bank continues to monitor the development and usage of ARRs across the industry, including the Alternative Reference Rates Committee’s formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) Term Rates. To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the 2020 International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.
On May 16, 2022, Refinitiv Benchmark Services (UK) Limited, the administrator of CDOR, announced that the calculation and publication of all tenors of CDOR will permanently cease following a final publication on June 28, 2024. CDOR is currently the primary interest rate benchmark in Canada and is widely used in Canadian dollar financial instruments including derivatives, loans, floating rate notes, and as a daily benchmark reference rate for Canadian Bankers’ Acceptance (BA) borrowings. The Bank has incorporated this development into its benchmark rate reform plan to ensure an orderly transition and to manage the impact through appropriate mitigating actions. These actions include incorporating appropriate fallback language in contracts, making available new products referencing the Canadian Overnight Repo Rate Average (CORRA) or other ARRs, preparing to cease the issuance of CDOR-based financial instruments, transitioning legacy CDOR-based contracts, and preparing for overall operational readiness.

ACCOUNTING STANDARDS AND POLICIES
Current and Future Changes in Accounting Policies
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the fiscal year ended October 31, 2022.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts,
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 97

The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.
The Bank is proceeding with implementation of a software solution, including data preparation, system testing and configuration, and other implementation efforts accordingly.

ACCOUNTING STANDARDS AND POLICIES
Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2022. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2022.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.
The Bank’s management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2022, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of, and for the year ended October 31, 2022. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2022.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the year and quarter ended October 31, 2022, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 98

Additional Financial Information
Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2022 Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 60:  SELECT ANNUAL INFORMATION

(millions of Canadian dollars, except as noted)	2022	2021	2020
Total revenue	$49,032	$42,693	$43,646
Net income available to common shareholders	17,170	14,049	11,628
Basic earnings per share	9.48	7.73	6.43
Diluted earnings per share	9.47	7.72	6.43
Dividends declared per common share	3.56	3.16	3.11
Total Assets (billions of Canadian dollars)	1,917.5	1,728.7	1,715.9
Deposits (billions of Canadian dollars)	1,230.0	1,125.1	1,135.3

TABLE 61:  INVESTMENT PORTFOLIO – Securities Maturity Schedule
1,2

(millions of Canadian dollars)
	Remaining terms to maturities 3
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
							October 31 2022	October 31 2021

Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal
Fair value	$1,349	$5,728	$1,147	$7,826	$318	$–	$16,368	$12,519
Amortized cost	1,352	5,699	1,145	7,824	400	–	16,420	12,428
Yield	1.08%	0.98%	1.79%	2.67%	2.73%	–%	1.89%	1.37%
Provinces
Fair value	1,279	4,077	2,624	11,917	343	–	20,240	18,143
Amortized cost	1,284	4,068	2,631	11,954	342	–	20,279	17,935
Yield	2.10%	1.89%	2.22%	2.28%	2.47%	–%	2.19%	2.05%
U.S. federal government debt
Fair value	28	1,337	2,805	289	–	–	4,459	11,863
Amortized cost	28	1,406	2,823	300	–	–	4,557	11,835
Yield	1.48%	2.09%	1.92%	1.36%	–%	–%	1.93%	1.82%
U.S. states, municipalities, and agencies
Fair value	3,051	705	269	340	2,735	–	7,100	7,437
Amortized cost	3,053	734	287	340	2,884	–	7,298	7,397
Yield	0.36%	2.30%	2.72%	0.16%	3.14%	–%	1.74%	1.45%
Other OECD government-guaranteed debt
Fair value	268	982	326	106	–	–	1,682	6,564
Amortized cost	269	1,012	328	106	–	–	1,715	6,551
Yield	2.04%	1.81%	1.44%	2.09%	–%	–%	1.80%	1.62%
Canadian mortgage-backed securities
Fair value	24	–	1,009	–	–	–	1,033	1,254
Amortized cost	24	–	1,011	–	–	–	1,035	1,251

Yield	3.84%	–%	3.76%	–%	–%	–%	3.76%	1.66%
Other debt securities
Asset-backed securities
Fair value	1,682	91	264	146	2,257	–	4,440	6,981
Amortized cost	1,683	94	276	150	2,308	–	4,511	6,957
Yield	3.30%	3.82%	2.54%	4.32%	4.41%	–%	3.87%	1.20%
Non-agency CMO 4
Fair value	–	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%	–%
Corporate and other debt
Fair value	1,076	2,933	2,228	1,414	1,030	–	8,681	8,104
Amortized cost	1,079	3,013	2,253	1,421	1,053	1	8,820	8,054

Yield	4.40%	3.31%	2.68%	2.76%	5.89%	–%	3.50%	1.97%
Equity securities
Common shares
Fair value	–	–	–	–	–	2,221	2,221	4,117
Amortized cost	–	–	–	–	–	2,191	2,191	3,887
Yield	–%	–%	–%	–%	–%	0.65%	0.65%	3.34%
Preferred shares
Fair value	–	–	–	–	–	1,098	1,098	482
Amortized cost	–	–	–	–	–	1,100	1,100	470

Yield	–%	–%	–%	–%	–%	1.69%	1.69%	5.04%
Total securities at fair value through other comprehensive income
Fair value	$8,757	$15,853	$10,672	$22,038	$6,683	$3,319	$67,322	$77,464
Amortized cost	8,772	16,026	10,754	22,095	6,987	3,292	67,926	76,765
Yield	1.85%	1.87%	2.33%	2.42%	3.92%	1.00%	2.29%	1.80%

1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

2	There were no securities from a single issuer where the book value was greater than 10% as at October 31, 2022 and October 31, 2021.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
4	Collateralized mortgage obligation.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 99

TABLE 61:  INVESTMENT PORTFOLIO – Securities Maturity Schedule
(continued)
1,2

(millions of Canadian dollars)
	Remaining terms to maturities 3
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
							October 31 2022	October 31 2021

Debt securities at amortized cost
Government and government-related securities
Canadian government debt
Federal
Fair value	$3,189	$2,487	$11,033	$1,599	$1,326	$–	$19,634	$22,652
Amortized cost	3,189	2,503	11,020	1,629	1,412	–	19,753	22,593
Yield	1.50%	0.51%	0.15%	2.42%	5.33%	–%	0.97%	0.85%
Provinces
Fair value	238	2,209	2,313	11,662	–	–	16,422	10,949
Amortized cost	239	2,253	2,373	11,789	–	–	16,654	10,930
Yield	2.22%	1.51%	1.92%	2.34%	–%	–%	2.17%	1.64%
U.S. federal government and agencies debt
Fair value	13,895	17,620	14,062	20,808	12,627	–	79,012	72,737
Amortized cost	14,248	18,766	16,002	22,271	12,842	–	84,129	72,850
Yield	0.61%	0.92%	0.61%	1.29%	2.14%	–%	1.09%	0.98%
U.S. states, municipalities, and agencies
Fair value	1,877	8,733	6,844	29,634	37,465	–	84,553	62,561
Amortized cost	1,907	8,921	7,327	31,843	38,256	–	88,254	62,453
Yield	1.99%	2.67%	2.04%	1.86%	3.66%	–%	2.74%	1.39%
Other OECD government-guaranteed debt
Fair value	10,439	14,503	15,494	4,636	–	–	45,072	39,028
Amortized cost	10,423	15,582	16,711	4,856	–	–	47,572	39,733

Yield	0.93%	0.83%	1.14%	2.19%	–%	–%	1.10%	0.39%
Other debt securities
Asset-backed securities
Fair value	176	7,080	13,284	8,960	18,231	–	47,731	33,206
Amortized cost	180	7,174	13,938	9,557	19,044	–	49,893	33,172
Yield	4.95%	1.91%	2.19%	3.40%	4.11%	–%	3.12%	1.17%
Non-agency CMO
Fair value	–	–	167	108	15,911	–	16,186	16,376
Amortized cost	–	–	167	108	16,967	–	17,242	16,214
Yield	–%	–%	5.59%	5.80%	2.87%	–%	2.92%	2.77%
Canadian issuers
Fair value	45	333	2,289	1,204	–	–	3,871	2,128
Amortized cost	45	351	2,689	1,211	–	–	4,296	2,133
Yield	0.76%	3.44%	1.82%	2.37%	–%	–%	2.10%	1.37%
Other issuers
Fair value	1,849	3,169	4,784	4,153	–	–	13,955	8,815
Amortized cost	1,873	3,319	5,163	4,626	–	–	14,981	8,861

Yield	1.09%	1.78%	1.84%	2.66%	–%	–%	1.99%	0.74%
Total debt securities at amortized cost
Fair value	$31,708	$56,134	$70,270	$82,764	$85,560	$–	$326,436	$268,452
Amortized cost	32,104	58,869	75,390	87,890	88,521	–	342,774	268,939

Yield	0.95%	1.35%	1.27%	2.03%	3.41%	–%	2.00%	1.13%
1
Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

2	There were no securities from a single issuer where the book value was greater than 10% as at October 31, 2022 and October 31, 2021.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 100

TABLE 62:  LOAN PORTFOLIO – Maturity Schedule

(millions of Canadian dollars)						As at
	Remaining term-to-maturity
	Within 1 year	Over 1 to 5 years	Over 5 years to 15 years	Over 15 years	Total
					October 31 2022	October 31 2021
Canada
Residential mortgages	$25,419	$216,043	$4,744	$–	$246,206	$231,675
Consumer instalment and other personal
HELOC	39,037	71,574	692	2,043	113,346	101,933
Indirect Auto	783	13,388	13,016	–	27,187	27,580
Other	17,005	891	552	–	18,448	19,257

Credit card	17,375	–	–	–	17,375	15,149

Total personal	99,619	301,896	19,004	2,043	422,562	395,594
Real estate
Residential	12,030	9,531	5,578	–	27,139	24,716
Non-residential	10,838	8,158	3,533	–	22,529	18,841

Total real estate	22,868	17,689	9,111	–	49,668	43,557

Total business and government (including real estate)	90,186	42,826	11,298	90	144,400	122,102

Total loans – Canada	189,805	344,722	30,302	2,133	566,962	517,696
United States
Residential mortgages	1,438	595	2,352	43,261	47,646	36,573
Consumer instalment and other personal
HELOC	8,352	74	594	867	9,887	8,726
Indirect Auto	390	21,147	14,848	–	36,385	31,550
Other	266	595	4	–	865	769

Credit card	18,629	–	–	–	18,629	15,584

Total personal	29,075	22,411	17,798	44,128	113,412	93,202
Real estate
Residential	1,543	4,140	4,596	390	10,669	9,242
Non-residential	3,633	13,449	7,465	1,094	25,641	21,522

Total real estate	5,176	17,589	12,061	1,484	36,310	30,764

Total business and government (including real estate)	33,967	77,190	41,582	7,588	160,327	127,751

Total loans – United States	63,042	99,601	59,380	51,716	273,739	220,953
Other International
Personal	23	–	–	–	23	34

Business and government	16,506	2,079	137	–	18,722	10,227

Total loans – Other international	16,529	2,079	137	–	18,745	10,261
Other loans
Debt securities classified as loans	–	–	–	–	–	n/a

Acquired credit-impaired loans	3	15	59	38	115	152

Total other loans	3	15	59	38	115	152
Total loans	$269,379	$446,417	$89,878	$53,887	$859,561	$749,062

TABLE 63:  LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)						As at

	October 31, 2022			October 31, 2021
	Over 1 to 5 years	Over 5 to 15 years	Over 15 years	Over 1 to 5 years	Over 5 to 15 years	Over 15 years
Fixed rate	$282,702	$69,222	$41,282	$277,593	$64,504	$30,248

Variable rate	163,715	20,656	12,605	112,345	19,295	10,400
Total	$446,417	$89,878	$53,887	$389,938	$83,799	$40,648

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 101

TABLE 64:  ALLOWANCE FOR LOAN LOSSES
1

(millions of Canadian dollars, except as noted)	2022	2021
Allowance for loan losses – Balance at beginning of year	$6,390	$8,290
Provision for credit losses	1,073	(225)
Write-offs
Canada
Residential mortgages	7	13
Consumer instalment and other personal
HELOC	5	8
Indirect Auto	216	207
Other	175	186

Credit card	373	402
Total personal	776	816
Real estate
Residential	2	–
Non-residential	1	1

Total real estate	3	1

Total business and government (including real estate)	57	144
Total Canada	833	960
United States
Residential mortgages	26	3
Consumer instalment and other personal
HELOC	3	1
Indirect Auto	210	285
Other	237	161

Credit card	602	609
Total personal	1,078	1,059
Real estate
Residential	4	5
Non-residential	3	3
Total real estate	7	8

Total business and government (including real estate)	83	154
Total United States	1,161	1,213
Other International
Personal	–	–

Business and government	–	–
Total other international	–	–
Other loans
Debt securities classified as loans	–	n/a

Acquired credit-impaired loans 2,3	–	–
Total other loans	–	–

Total write-offs against portfolio	1,994	2,173
Recoveries
Canada
Residential mortgages	1	1
Consumer instalment and other personal
HELOC	1	1
Indirect Auto	70	55
Other	49	49

Credit card	103	97
Total personal	224	203
Real estate
Residential	–	–
Non-residential	–	–
Total real estate	–	–

Total business and government (including real estate)	18	18
Total Canada	242	221
United States
Residential mortgages	30	5
Consumer instalment and other personal
HELOC	6	7
Indirect Auto	140	182
Other	27	23

Credit card	188	206
Total personal	391	423
Real estate
Residential	1	1
Non-residential	2	4
Total real estate	3	5

Total business and government (including real estate)	31	26
Total United States	422	449
Other International
Personal	–	–

Business and government	–	–
Total other international	–	–
Other loans
Debt securities classified as loans	–	n/a

Acquired credit-impaired loans 2,3	3	5
Total other loans	3	5

Total recoveries on portfolio	667	675
Net write-offs	(1,327)	(1,498)
Disposals	–	(4)

Foreign exchange and other adjustments	371	(404)
Total allowance for loan losses, including off-balance sheet positions	6,507	6,159

Less: Change in allowance for off-balance sheet positions 4	75	(231)

Total allowance for loan losses, at end of period	$6,432	$6,390
Ratio of net write-offs in the period to average loans outstanding	0.17%	0.20%

1	Opening balance of allowance for loan losses effective November 1, 2017 was booked in accordance with IFRS 9. Allowance for loan losses prior to November 1, 2017 was booked in accordance with IAS 39.
2	Includes all FDIC covered loans and other ACI loans.
3	Other adjustments are required as a result of the accounting for FDIC covered loans.
4	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 102

TABLE 65:  AVERAGE DEPOSITS

(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2022			October 31, 2021
	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada 1
Non-interest-bearing demand deposits	$25,255	$–	–%	$21,994	$–	–%
Interest-bearing demand deposits	121,980	1,656	1.36	115,541	820	0.71
Notice deposits	324,452	626	0.19	307,910	175	0.06

Term deposits	251,574	4,194	1.67	232,258	2,152	0.93
Total deposits booked in Canada	723,261	6,476	0.90	677,703	3,147	0.46

Deposits booked in the United States
Non-interest-bearing demand deposits	13,268	–	–	12,276	–	–
Interest-bearing demand deposits	24,911	189	0.76	21,524	42	0.20
Notice deposits	460,438	1,769	0.38	444,995	330	0.07

Term deposits	63,943	850	1.33	48,200	162	0.34
Total deposits booked in the United States	562,560	2,808	0.50	526,995	534	0.10

Deposits booked in the other international
Non-interest-bearing demand deposits	13	–	–	25	–	–
Interest-bearing demand deposits	17	–	–	38	–	–
Notice deposits	–	–	–	–	–	–

Term deposits	48,778	464	0.95	28,474	61	0.21

Total deposits booked in other international	48,808	464	0.95	28,537	61	0.21
Total average deposits	$1,334,629	$9,748	0.73%	$1,233,235	$3,742	0.30%

1	As at October 31, 2022, deposits by foreign depositors in TD’s Canadian bank offices amounted to $191 billion (October 31, 2021 – $147 billion).

TABLE 66:  DEPOSITS – Denominations of $100,000 or greater
1

(millions of Canadian dollars)					As at
	Remaining term-to-maturity
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
	October 31, 2022
Canada	$73,331	$33,772	$55,658	$115,765	$278,526
United States 2	27,955	23,946	34,523	2,653	89,077

Other international	26,789	13,163	27,888	656	68,496

Total	$128,075	$70,881	$118,069	$119,074	$436,099
	October 31, 2021
Canada	$62,340	$32,675	$30,006	$81,021	$206,042
United States 2	12,023	9,857	18,219	2,895	42,994

Other international	15,177	8,300	10,908	–	34,385
Total	$89,540	$50,832	$59,133	$83,916	$283,421
1	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.
2
Includes deposits based on denominations of US$250,000 or greater of $27.5 billion in ‘within 3 months’, $23.6 billion in ‘over 3 months to 6 months’, $34.2 billion in ‘over 6 months to 12 months’, and $2.5 billion in ‘over 12 months’ (October 31, 2021 – $11.4 billion in ‘within 3 months’, $9.5 billion in ‘over 3 months to 6 months’, $18.0 billion in ‘over 6 months to 12 months’, $2.8 billion in ‘over 12 months’).

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 103

TABLE 67:  NET INTEREST INCOME ON AVERAGE INTEREST-EARNING BALANCES
1,2

(millions of Canadian dollars, except as noted)			2022			2021
	Average balance	Interest 3	Average rate	Average balance	Interest 3	Average rate

Interest-earning assets
Interest-bearing deposits with Banks
Canada	$58,596	$771	1.32%	$86,745	$191	0.22%
U.S.	73,017	775	1.06	90,459	108	0.12
Securities
Trading
Canada	77,356	2,335	3.02	82,474	1,734	2.10
U.S.	18,434	473	2.57	16,135	232	1.44
Non-trading
Canada	89,771	1,822	2.03	76,788	840	1.09
U.S.	281,605	4,061	1.44	227,702	1,877	0.82
Securities purchased under reverse repurchase agreements
Canada	78,279	978	1.25	76,690	214	0.28
U.S.	39,469	572	1.45	40,788	124	0.30
Loans
Residential mortgages 4
Canada	251,474	6,123	2.43	234,147	5,022	2.14
U.S.	41,804	1,337	3.20	36,641	1,200	3.28
Consumer instalment and other personal
Canada	153,224	5,810	3.79	142,990	5,319	3.72
U.S.	42,609	1,512	3.55	40,819	1,498	3.67
Credit card
Canada	16,496	2,013	12.20	15,338	1,926	12.56
U.S.	16,171	2,518	15.57	14,559	2,234	15.34
Business and government 4
Canada	125,023	3,781	3.02	112,195	2,461	2.19
U.S.	133,112	4,556	3.42	129,583	3,882	3.00

International 5	122,013	1,595	1.31	126,147	719	0.57

Total interest-earning assets 6	1,618,453	41,032	2.54	1,550,200	29,581	1.91

Interest-bearing liabilities
Deposits
Personal 7
Canada	304,118	1,213	0.40	283,118	564	0.20
U.S.	320,091	1,404	0.44	314,428	129	0.04
Banks 8,9
Canada	21,055	234	1.11	16,526	19	0.11
U.S.	3,303	78	2.36	544	1	0.18
Business and government 8,9
Canada	323,658	5,029	1.55	313,980	2,564	0.82
U.S.	151,580	1,326	0.87	134,326	404	0.30
Subordinated notes and debentures	11,296	397	3.51	11,372	374	3.29
Obligations related to securities sold short and under repurchase agreements
Canada	87,872	1,401	1.59	105,769	592	0.56
U.S.	55,171	837	1.52	56,450	168	0.30
Securitization liabilities 10	28,235	573	2.03	29,105	343	1.18
Other liabilities
Canada	4,348	91	2.09	4,920	97	1.97
U.S.	7,972	163	2.04	5,706	92	1.61

International 8,9	105,942	933	0.88	86,877	103	0.12

Total interest-bearing liabilities 6	1,424,641	13,679	0.96	1,363,121	5,450	0.40
Total interest-earning assets, net interest income, and net interest margin	$1,618,453	$27,353	1.69%	$1,550,200	$24,131	1.56%

Add: non-interest earning assets	194,576	–	–	180,360	–	–
Total assets, net interest income and margin	$1,813,029	$27,353	1.51%	$1,730,560	$24,131	1.39%

1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method (EIRM).
4	Includes average trading loans of $12 billion (2021 – $13 billion).
5	Comprised of interest-bearing deposits with Banks, securities, securities purchased under reverse repurchase agreements, and business and government loans.
6
Average interest-earning assets and average interest-bearing liabilities are non-GAAP
financial measures that depict the Bank’s financial position, and are calculated using daily balances. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “Financial Results Overview” section of this document.

7	Includes charges incurred on the Schwab IDA Agreement of $1.7 billion (2021 – $1.6 billion).
8	Includes average trading deposits with a fair value of $20 billion (2021 – $34 billion).
9	Includes average deposit designated at FVTPL of $137 billion (2021 – $76 billion).
10	Includes average securitization liabilities at fair value of $13 billion (2021 – $14 billion) and average securitization liabilities at amortized cost of $15 billion (2021 – $15 billion).

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 104

The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 68:  ANALYSIS OF CHANGE IN NET INTEREST INCOME
1,2

(millions of Canadian dollars)	2022 vs. 2021
	Increase (decrease) due to changes in
	Average volume	Average rate	Net change

Interest-earning assets
Interest-bearing deposits with banks
Canada	$ (62)	$ 642	$ 580
U.S.	(21)	688	667
Securities
Trading
Canada	(105)	706	601
U.S.	33	208	241
Non-trading
Canada	142	840	982
U.S.	444	1,740	2,184
Securities purchased under reverse repurchase agreements
Canada	4	760	764
U.S.	(4)	452	448
Loans
Residential mortgages
Canada	372	729	1,101
U.S.	169	(32)	137
Consumer instalment and other personal
Canada	381	110	491
U.S.	65	(51)	14
Credit card
Canada	146	(59)	87
U.S.	248	36	284
Business and government
Canada	281	1,039	1,320
U.S.	106	568	674

International	(8)	884	876

Total interest income	2,191	9,260	11,451

Interest-bearing liabilities
Deposits
Personal
Canada	42	607	649
U.S.	2	1,273	1,275
Banks
Canada	5	210	215
U.S.	6	71	77
Business and government
Canada	79	2,386	2,465
U.S.	52	870	922
Subordinated notes and debentures	(3)	26	23
Obligations related to securities sold short and under repurchase agreements
Canada	(100)	909	809
U.S.	(4)	673	669
Securitization liabilities	(10)	240	230
Other liabilities
Canada	(13)	7	(6)
U.S.	36	35	71

International	36	794	830

Total interest expense	128	8,101	8,229
Net interest income	$ 2,063	$ 1,159	$ 3,222

1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the EIRM.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 105

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average
Interest-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS):
A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS:
A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio:
A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate
, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.
Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.

TD BANK GROUP • 2022 ANNUAL REPORT • MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 106

Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Adjusted net interest margin is calculated in the same manner using adjusted net interest income.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio:
A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.
Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.

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Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The total return earned on an investment in TD’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading-Related Revenue:
A
non-GAAP
financial measure that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio. Trading-related revenue (TEB) in the Wholesale Banking segment is also a non-GAAP
financial measure and is calculated in the same manner, including TEB adjustments. Both are used for measuring trading performance.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

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